Form 20-F
period 1999-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2000-06-27
CIK 1038461

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

For the fiscal year ended    December 31, 1999

                               OR
[ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number       333-26227

                GOLDEN STATE PETRO (IOM I-B) PLC
     (Exact name of Registrant as specified in its charter)

                Golden State Petro (IOM I-B) PLC
         (Translation of Registrant's name into English)

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

                              None
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

          Golden State Petroleum Transport Corporation
          8.04% First Preferred Mortgage Notes Due 2019
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       2 Shares of Common Stock, $1.00 par value per share

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

    Item 17        X         Item 18

                             PART I

ITEM 1.   DESCRIPTION OF BUSINESS

THE COMPANY

Golden State Petro (IOM I-B) PLC (the "Company"), and Golden
State Petro (IOM I-A) PLC ("IOM I-A") (together, the
"Companies"), are Isle of Man public limited companies each formed for the purpose of acquiring and chartering a very large crude oil carrier ("VLCC" or "Vessel").

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-A, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $24,900,000, respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The contracted delivery date of the Vessel is July 1, 1999 although the Vessel was delivered early on March 15, 1999. The Vessel, the "J. Bennett Johnson", once accepted by the Company under the building contract, has been chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years (the "Initial Charter"). The J. Bennett Johnson is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter are guaranteed by Chevron Corporation.

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

The principal executive offices of the Company are located at 15-
19 Athol Street, Douglas, Isle of Man IM1 1LB and its telephone number is 011 (44) 1624-638303.

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

OPA 90

OPA 90 applies to all vessels that trade in the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA 90, vessel owners, operators and demise charterers are "responsible parties" with strict liability on a joint and several basis (unless the spill results solely from the act or omission of a third party (subject to certain statutory qualifications), an act of God or an act of war for all oil spill containment and clean-up costs and other damages arising from actual and threatened oil spills pertaining to their vessels. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resource damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation); however, that limit would not apply if the incident were caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report an incident which the responsible party knows or has reason to know of, or to provide all reasonable cooperation and assistance requested by a responsible official in connection with oil removal activities. OPA 90 does not by its terms impose liability on lenders or the holders of mortgages on vessels; however, there is no specific exclusion for such entities under OPA 90. In addition, if the Indenture Trustee or any holder exercises remedies and becomes an "owner" or "operator" or "demise charterer" of the Vessel following a Mortgage Event of Default, such persons or entities may be subject to liability under OPA 90. A catastrophic spill could exceed the liability limits of any insurance coverage available, in which event there could be a material adverse effect on the owner and the operator of the vessel involved in the spill.

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

ITEM 4.   CONTROL OF REGISTRANT

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 15, 2000.

                      Beneficial Ownership


    Class of              Name and address         Number of     Percent
     Shares             of Beneficial Owners        Shares       of Class
    ---------           --------------------       ---------     --------

    Ordinary Shares     Hemen Holding Limited*     2             100%

* The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

ITEM 5.  NATURE OF TRADING MARKET

The Notes do not trade on an organized exchange but rather trade in private transactions among the parties.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
         SECURITY HOLDERS

Inapplicable.

ITEM 7.   TAXATION

Isle of Man

Under the Income Tax (Exempt Companies) Act, the Company is exempt from any Isle of Man income tax, or any other tax on income of distributions accruing to or derived for the Company, or in connection with any transactions with the Company, or any shareholders.

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the Company.

There is no reciprocal tax treaty between the Isle of Man and the United States.

ITEM 8.   SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 1999, 1998 and 1997, and the period ended December 31, 1996, and the selected balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data with respect to the year ended December 31, 1997 and the period ended December 31, 1996 has been derived from audited financial statements of the Company not included herein. The following table should also be read in conjunction with Item 9 "Management's Discussion and Analysis" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                      Year Ended                   Period Ended
                     Dec 31, 1999    Dec 31, 1998   Dec 31, 1997   Dec 31, 1996
                     -------------------------------------------   ------------
(in $)
Net loss                (357,487)       (722,885)      (585,522)    (18,054)
Vessel/Vessel under
  construction        84,035,117      57,190,518     42,437,663  39,474,565
Total Assets          91,557,744      91,915,231     92,638,119  62,468,436
Total Short Term
  Note Obligations     2,650,000               -              -           -
Total Long Term
  Note Obligations    87,700,000      90,350,000     90,350,000  63,350,000

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

The Vessel, once accepted by the Company under the Building
Contract on March 15, 1999, has been delivered to the Initial
Charterer.

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

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED WITH THE YEAR ENDED
DECEMBER 31, 1998

In the year ended December 31, 1999, the Company earned $7,908,109 charter income, which represents the hire for the period from delivery on March 15, 1999 at a rate of $27,199 per day. In the year ended December 31, 1999, the Company earned $653,514 interest income, reduced from $2,811,514 in 1998 due to a reduction in income generating investments which were utilized in 1998 to fund Vessel purchase installments.

Interest expense was $6,092,625 in 1999 compared with $3,388,435 in the 1998. In 1998, $3,501,631 of interest was capitalized in the cost of the Vessel.

Depreciation expense of $2,680,521 represents approximately ten month's charge following the Vessel's delivery.

In 1999, the Company paid interest on the Notes of $6,890,064
(1998 - $6,890,068) and paid vessel purchase installments of $28,727,681 (1998 - $11,251,224).

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

CAPITAL RESOURCES AND LIQUIDITY

Through the contractual delivery date of the Vessel, interest on the Notes has been payable from amounts on deposit in the Pre-Funding Account. Since the delivery date, the Company's sources of funds are charter hire payments for the Vessel, earnings on permitted investments and the proceeds from the sale, if any, of the Vessel. The Company does not have, nor will it have in the future, any other source of capital for payment of the Notes.

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

YEAR 2000

The Vessel is provided with computers and has computerized control systems. Further, the Vessel has equipments such as, for example, navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function. The Company has successfully transitioned into the Year 2000 without any Y2K related disruption to the operation of the Vessel. Although considered unlikely, the Company could be still affected by Y2K problems by the Company's customers, suppliers and other third parties. The Company will continue to monitor the situation and take action as necessary to remedy any problems that might occur. In addition the Initial Charterer has confirmed that in the dealings with the Vessel it will continue to take, all reasonable steps to monitor Y2K compliance.

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

The Company relies on banks for its payments and on general communication equipment. The Company will only rely on internationally recognized commercial banks and communication companies for providing such services. The Company relies on services provided by the Manager for their administration and management. The Manager provides these services at a fixed price. The Manager has provided such services without date related interruptions and the Company has not incurred any year 2000 related expenses.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
          ABOUT MARKET RISK

(a)  QUANTITATIVE INFORMATION ABOUT MARKET RISK

     i)   SERIAL NOTES

     The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August.

     The outstanding Serial Notes have the following characteristics:

     Maturity date             Interest rate     Principal
     -------------             -------------     ---------

     February 1, 2000          6.36%$            2,650,000
     February 1, 2001          6.46%             3,450,000
     February 1, 2002          6.55%             3,700,000
     February 1, 2003          6.61%             3,950,000
     February 1, 2004          6.70%             4,200,000
     February 1, 2005          6.80%             4,450,000
     February 1, 2006          6.85%             4,400,000
                                                 ---------
                                               $26,800,000
                                               ===========

     As of December 31, 1999, 1998 and 1997, the effective interest rate for the Serial Notes was 6.641%.

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

     The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term
     Notes:

     SINKING FUND REDEMPTION AMOUNTS AND FINAL PRINCIPAL PAYMENT

     Scheduled payment date

     February 1, 2008                             $1,430,000
     August 1, 2008                                1,490,000
     February 1, 2009                              1,550,000
     August 1, 2009                                1,610,000
     February 1, 2010                              1,675,000
     August 1, 2010                                1,745,000
     February 1, 2011                              1,815,000
     August 1, 2011                                1,885,000
     February 1, 2012                              1,960,000
     August 1, 2012                                2,040,000
     February 1, 2013                              2,125,000
     August 1, 2013                                2,210,000
     February 1, 2014                              2,295,000
     August 1, 2014                                2,390,000
     February 1, 2015                              2,485,000
     August 1, 2015                                2,585,000
     February 1, 2016                              2,690,000
     August 1, 2016                                2,800,000
     February 1, 2017                              2,910,000
     August 1, 2017                                3,025,000
     February 1, 2018                              3,150,000
     August 1, 2018                                3,275,000
     February 1, 2019                             14,410,000
                                                  ----------
                                                 $63,550,000
                                                 ===========

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

Name                    Age       Position with the Company
----                    ---       -------------------------

Andrew James Baker      41        Director, Secretary
Kate Blankenship        35        Director
Tor Olav Troim          37        Director

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

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. She has been employed by Frontline since 1994 and is currently the Chief Accounting Officer and Secretary. Prior to joining Frontline, she was a manager with KPMG Peat Marwick in Bermuda. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-A) PLC since November 1, 1998. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Mr. Troim also serves as a consultant to Sea Tankers. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

During 1999, the Company paid its directors and officers aggregate compensation of 750 pounds sterling.

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

ITEM 18.   FINANCIAL STATEMENTS

Inapplicable.

ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as part of this Annual Report:

a)   Financial Statements                               Page

Index to Financial Statements                            F-1

Report of Independent Certified Public Accountants       F-2

Balance Sheets at December 31, 1999 and 1998             F-3

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 1999, 1998 and 1997         F-4

Statements of Cash Flows for the Years Ended
December 31, 1999, 1998 and 1997                         F-5

Notes to Financial Statements                            F-6

b)   Exhibits

Designation
of Exhibit in
this Form 20-F               Description of Exhibit
-------------                ----------------------

     1* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, filed as Exhibit 1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.
     2* Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-B) PLC, a company organized under the laws of the Isle of Man and Frontline Ltd., a Bermuda company, filed as Exhibit 2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

* Incorporated by reference herein.

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

Notes to Financial Statements                              F-6

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


TO THE BOARD OF DIRECTORS OF
GOLDEN STATE PETRO (IOM I-B) PLC


We have audited the balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 1999 and 1998, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 1999, 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with accounting principles generally accepted in the United States of America.



Grant Thornton, LLP



New York, New York
January 27, 2000

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 1999 and 1998


ASSETS                                      1999          1998

Restricted investments                $6,585,244   $33,691,366

Debt issue costs                         937,383     1,033,347

Vessel, net                           84,035,117    57,190,518

Total assets                         $91,557,744   $91,915,231


LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Interest payable and other
  liabilities                        $2,891,690$     2,891,690

Mortgage notes                        90,350,000    90,350,000
                                      ----------    ----------

Total liabilities                     93,241,690    93,241,690
                                      ----------    ----------

Commitments and Contingencies

Stockholders' deficit

Common stock, $1.00 par value each; 2,000 shares authorized;

2 shares issued and outstanding                2             2

Accumulated deficit                   (1,683,948)   (1,326,461)
                                      ----------    ----------

Total stockholders' deficit           (1,683,946)   (1,326,459)
                                      ----------    ----------

Total liabilities and
 stockholders' deficit               $91,557,744   $91,915,231
                                     ===========   ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT


For the years ended December 31, 1999, 1998 and 1997


                                 1999         1998        1997

Revenue

Charter income             $7,908,109           $-          $-

Interest income               653,514    2,811,514   3,525,454
                           ----------    ---------   ---------

Total revenue               8,561,623    2,811,514   3,525,454
                           ----------    ---------   ---------

Expenses

Interest expense            6,092,625    3,388,435   3,969,179

Management fees                50,000       50,000      45,833

Depreciation                2,680,521            -           -

Amortization of
  debt issue costs             95,964       95,964      95,964
                           ----------    ---------   ---------

Total expenses              8,919,110    3,534,399   4,110,976
                           ----------    ---------   ---------

Net loss$                    (357,487)   $(722,885)  $(585,522)

Accumulated deficit,
   beginning of year      $(1,326,461)   $(603,576)   $(18,054
                          -----------    ---------   ---------

Accumulated deficit,
  end of year             $(1,683,948) $(1,326,461)  $(603,576)
                          ===========  ===========   =========



SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 1999, 1998 and 1997

                                             1999          1998        1997

Cash flows from operating activities

Net loss                                $(357,487)    $(722,885)  $(585,522)

Adjustments to reconcile net loss
 to net cash provided by operating
 activities

Depreciation                            2,680,521             -           -

Amortization of debt issue costs           95,964        95,964      95,964

Changes in operating assets and
  liabilities

Increase (decrease) in interest
  payable and other liabilities                 -            (3)  2,799,929
                                       ----------      --------   ---------
Net cash provided by (used in)
  operating activities                  2,418,998      (626,924)  2,310,371
                                       ----------    ----------  ----------
Cash flows from investing activities

Decrease (increase) in restricted
  investments                          27,106,122    15,379,779 (26,077,274)

Payments made under vessel
  construction contract               (28,727,681)  (11,251,224)          -

Interest capitalized                     (797,439)   (3,501,631) (2,963,097)
                                      -----------    ----------  ----------
Net cash used in investing
 activities                            (2,418,998)     (626,924)(29,040,371)
                                      -----------     ---------  ----------
Cash flows from financing activities

Proceeds from mortgage notes                    -             -  27,000,000

Debt issue costs                                -             -    (270,000)
                                       ----------    ---------- -----------
Net cash provided by financing
  activities                                    -             -  26,730,000

                                       ----------    ----------  ----------
Net Decrease in Cash                   $        -    $        -  $        -
                                       ==========    ==========  ==========

Supplemental disclosures of cash flow information:
Cash paid during the period for
  interest                             $6,890,064    $6,890,068  $4,153,180
                                       ==========    ==========  ==========

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

     Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-A, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company have been used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (collectively, the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The vessel, the "J. Bennett Johnston" (the "Vessel"), was accepted by the Company under the building contract on March 15, 1999 and concurrently was chartered to the Initial Charterer pursuant to an initial charter for a term of eighteen years. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date for the VLCC. The Initial Charterer's obligations under the initial charter are guaranteed by Chevron Corporation.

     The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Prior to May 12, 1998, Golden State Holdings I, Limited was wholly-owned by Cambridge Petroleum Transport Corporation, a Cayman Islands company ("CPTC").
     On May 12, 1998, all of the issued and outstanding shares of Golden State Holdings I, Limited were sold by CPTC to Independent Tankers Corporation, a Cayman Islands company ("ITC"). On the same date, all of the issued and outstanding shares of ITC were sold to Frontline Ltd. ("Frontline"), a publicly listed Bermuda company.

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

     OPERATING LEASE
     The operating lease commenced upon the delivery of the Vessel to the Initial Charterer. Income from the operating lease is being recognized rateably over the term of the leases.

     VESSEL AND VESSEL UNDER CONSTRUCTION
     Construction in progress was capitalized in accordance with contract payments made and also includes the capitalization of interest charges and certain transaction costs incurred during the period of the Vessel's construction. Since completion and delivery of the Vessel, the cost of the Vessel less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The remaining life is estimated to be 25 years from delivery.

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

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     The methods and assumptions used in estimating the fair values of financial instruments are as follows:

          Restricted Investments: The restricted investments balance represent investments in guaranteed investment contracts which are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

          Mortgage Notes: The carrying value of the Notes approximates fair value as of December 31, 1999 and 1998 based upon the current borrowing rates available for financing with similar terms and maturities and the short elapsed time between the date of the balance sheet and the date of issuance of the Notes.

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

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     SFAS No. 133, "Accounting for Derivatives and Hedging Activities" is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company) and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


     The Company anticipates that the adoption of SFAS No. 133 will not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

4.   RESTRICTED INVESTMENTS

     The Restricted Investments accounts (the "Accounts") were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding Account can be used only to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate one of the Accounts (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                          1999            1998

     Debt issue costs              $ 1,233,272     $ 1,233,272
     Accumulated amortization         (295,889)       (199,925)
                                   -----------     -----------
                                   $   937,383     $ 1,033,347
                                   ===========     ===========

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


6.   VESSEL AND VESSEL UNDER CONSTRUCTION

                                          1999            1998

     Cost at beginning of year     $57,190,518     $42,437,663
     Purchase price
       installments paid            28,727,681      11,251,224
     Interest capitalized              797,439       3,501,631
                                   -----------     -----------
     Cost at end of year           $86,715,638     $57,190,518

     Accumulated depreciation
       at beginning of year        $         -     $         -
     Charge for year                 2,680,521               -
                                   -----------     -----------
     Accumulated depreciation
       at end of year              $ 2,680,521     $         -
                                   ===========     ===========

     Net book value at end
       of year                     $84,035,117     $57,190,518
                                   ===========     ===========

     Included in the purchase price installments paid is a premium of $1,037,091 paid to the Builders on delivery due to the early delivery of the Vessel.

7.    MORTGAGE NOTES

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

     Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 1999, 1998 and 1997.

     Maturity date               Interest Rate       Principal

     February 1, 2000                    6.36%     $ 2,650,000
     February 1, 2001                    6.46%       3,450,000
     February 1, 2002                    6.55%       3,700,000
     February 1, 2003                    6.61%       3,950,000
     February 1, 2004                    6.70%       4,200,000
     February 1, 2005                    6.80%       4,450,000
     February 1, 2006                    6.85%       4,400,000
                                                   -----------
                                                   $26,800,000
                                                   ===========

     Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 1999, 1998 and 1997, the effective interest rate for the Serial Notes was 6.641%.

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

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


     SINKING FUND REDEMPTION AMOUNTS AND FINAL PRINCIPAL PAYMENT

     Scheduled payment date
     ----------------------

     February 1, 2008                               $1,430,000
     August 1, 2008                                  1,490,000
     February 1, 2009                                1,550,000
     August 1, 2009                                  1,610,000
     February 1, 2010                                1,675,000
     August 1, 2010                                  1,745,000
     February 1, 2011                                1,815,000
     August 1, 2011                                  1,885,000
     February 1, 2012                                1,960,000
     August 1, 2012                                  2,040,000
     February 1, 2013                                2,125,000
     August 1, 2013                                  2,210,000
     February 1, 2014                                2,295,000
     August 1, 2014                                  2,390,000
     February 1, 2015                                2,485,000
     August 1, 2015                                  2,585,000
     February 1, 2016                                2,690,000
     August 1, 2016                                  2,800,000
     February 1, 2017                                2,910,000
     August 1, 2017                                  3,025,000
     February 1, 2018                                3,150,000
     August 1, 2018                                  3,275,000
     February 1, 2019                               14,410,000
                                                   -----------
                                                   $63,550,000
                                                   ===========

     ADDITIONAL NOTES
     The Company was entitled to issue an additional series of first preferred mortgage notes (the "Additional Notes") upon the delivery date of the Vessel. The Company did not exercise this entitlement on the delivery of the Vessel.

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

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


     The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) a Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer thereunder is required to pay charter hire equal to or greater than the charter hire payable by the Initial Charterer during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such Vessel. The Company may not exercise such optional redemption if such optional redemption would adversely affect the then applicable ratings on the Serial Notes. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

     DEBT COVENANTS
     The Indenture includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


8.   COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of minimum future charter income on the noncancellable portion of the operating lease for the fiscal years ending December 31:

     2000                                           $9,927,635
     2001                                            9,927,635
     2002                                            9,927,635
     2003                                            9,927,635
     2004                                            9,927,635
     2005 - 2007                                    21,874,796
                                                   -----------
                                                   $71,512,971
                                                   ===========

9.   CONCENTRATION OF CREDIT RISK AND OTHER RISK

     The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Investments accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation.

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

GOLDEN STATE PETRO (IOM I-B) PLC
(A wholly-owned subsidiary of Golden State Holdings I, Limited)

NOTES TO FINANCIAL STATEMENTS


10.  RELATED PARTY TRANSACTIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 1999, 1998 and 1997 are as follows:

                                   1999        1998       1997

     Management fee expenses    $50,000     $50,000    $45,833
     Management fee payable     $20,833     $20,833    $20,833

     Prior to January 31, 1999, Cambridge Fund Management, L.L.C., an affiliate of CPTC, was the Manager. On January 31, 1999, Cambridge Fund Management, L.L.C. resigned as Manager and on the same date was replaced by Frontline.

EXHIBIT INDEX

Designation
of Exhibit in
this Form 20-F               Description of Exhibit
-------------                ----------------------

     1* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, filed as Exhibit 1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.

     2* Management Agreement, dated as of January 31, 1999 between Golden State Petro (IOM I-B) PLC, a company organized under the laws of the Isle of Man and Frontline Ltd., a Bermuda company, filed as Exhibit 2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1998.


*  Incorporated by reference herein.

                           SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


Golden State Petro (IOM I-B) PLC
(Registrant)




by: /s/ Kate Blankenship
------------------------
(Signature)

Kate Blankenship, Director

Date: June 26, 2000