Form 20-F
period 2001-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2002-07-01
CIK 1038461

UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            FORM 20-F
                            (Mark One)
   [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
              OF THE SECURITIES EXCHANGE ACT OF 1934

                                OR
        [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2001
         -----------------------------------------------

                                OR
      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                               -----------------------------------

Commission File number               333-26227
                       -------------------------------------------


                 Golden State Petro (IOM I-B) PLC
-----------------------------------------------------------------
      (Exact name of Registrant as specified in its charter)

                 Golden State Petro (IOM I-B) PLC
-----------------------------------------------------------------
           (Translation of Registrant's name into English)

                           Isle of Man
-----------------------------------------------------------------
          (Jurisdiction of incorporation or organization)

       c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
-----------------------------------------------------------------
             (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

         Title of each class                  Name of each exchange
                                              on which registered
                None
        ----------------------          ----------------------------

Securities registered or to be registered pursuant to section
12(g) of the Act.

                               None
-----------------------------------------------------------------
                         (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

    Golden State Petroleum Transport Corporation 8.04% First
       Preferred Mortgage Notes Due 2019
-----------------------------------------------------------------
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

       2 Shares of Common Stock, $1.00 par value per share
-----------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

               Yes    X                 No
                    -----                  -----

Indicate by check mark which financial statement item the registrant has elected to follow.

           Item 17                  Item 18   X
                   -----                    -----

                        TABLE OF CONTENTS
                                                                      PAGE
PART I

Item 1.    Identity of Directors, Senior Management and
           Advisors.....................................................1

Item 2.    Offer Statistics and Expected Timetable......................1

Item 3.    Key Information..............................................1

Item 4.    Information on the Company...................................6

Item 5.    Operating and Financial Review and Prospects................15

Item 6.    Directors, Senior Management and Employees..................19

Item 7.    Major Shareholders and Related Party Transactions...........20

Item 8.    Financial Information.......................................21

Item 9.    The Offer and Listing.......................................22

Item 10.   Additional Information......................................22

Item 11.   Quantitative  and  Qualitative  Disclosures  about
           Market Risk.................................................23

Item 12.   Description of Securities Other Than Equity
           Securities..................................................25

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.............25

Item 14.   Material  Modifications  to the Rights of Security
           Holders and Use of Proceeds.................................25

Item 15.   Reserved....................................................25

Item 16.   Reserved....................................................25

PART III

Item 17.   Financial Statements........................................25

Item 18.   Financial Statements........................................25

Item 19.   Exhibits...................................................II-1

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

                              PART I


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.     KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2001, 2000 and 1999, and the selected balance sheet data with respect to the fiscal years ended December 31, 2001 and 2000, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 1998 and 1997 and the selected balance sheet data with respect to the fiscal years ended December 31, 1999, 1998 and 1997 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                 Year Ended
                                                 ----------
                       2001          2000        1999       1998       1997
                       -----------------------------------------------------

(in US$, except
  share data)
Total revenues    10,239,436    10,232,819   8,561,623   2,811,514   3,525,454
Net income (loss)    355,092       134,659    (357,487)   (722,885)
Cash dividends
  per share              --            --          --          --          --

Vessel, net       77,601,869   80,818,493  84,035,117          --          --
Vessel under
  construction           --            --          --   57,190,518  42,437,663
Total Assets      86,611,641   89,799,484  91,557,744   91,915,231  92,638,119
Total Short Term
 Note Obligations  3,700,000    3,450,000   2,650,000        --            --
Total Long Term
 Note Obligations 80,550,000   84,250,000  87,700,000   90,350,000  90,350,000
Common Shares              2            2           2            2           2
Common Shares
  Outstanding              2            2           2            2           2

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2001, we had $84.25 million in total indebtedness outstanding and a stockholders' deficit of $1.1 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

--our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

--we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our Notes and any future indebtedness, which reduces the funds available to us for other purposes;

--we may have trouble withstanding competitive pressures and responding to changing business conditions;

--we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and

--we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

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

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation (the "Initial Charterer") which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, the "J. Bennett Johnston", was accepted by the Company under the building contract on March 15, 1999 and concurrently was delivered to the Initial Charterer under an initial charter for a term of eighteen years (the "Initial Charter"). The J. Bennett Johnston is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. The Initial Charterer has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. The Initial Charterer's obligations under the Initial Charter are guaranteed by Chevron Corporation.

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

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

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessel. The various types of governmental regulation that affect our vessel include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessel. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessel. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of our vessel.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, or by an appointed classification society, under the ISM Code. Our vessel has received a safety management certificate.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Environmental Regulation--United States

OPA. The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners, operators and bareboat or "demise" charterers whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

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

FINANCIAL RESPONSIBILITY. OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

OPA VESSEL RESPONSE PLANS. Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

      - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

      -     describe crew training and drills; and

      - identify a qualified individual with full authority to implement removal actions.

STATES. In addition to federal laws and regulations, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Environmental Regulation--CLC

Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

ENVIRONMENTAL REGULATION - EU

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

      - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

      - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 1, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

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

Critical Accounting Policies

The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgement in their application. See Note 2. to the Company's audited Financial Statements and Notes thereto included herein for details of all of the Company's material accounting policies.

Vessels and  Depreciation

The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years and this is a common live expectancy applied in the shipping industry.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Results of Operations

Year  Ended  December  31,  2001  compared  with the  Year  Ended
December 31, 2000

In the year ended December 31, 2000 the Company earned $9,927,635 charter income, which represents the hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2001, the Company earned $311,801 interest income, increased from $305,184 in 2000 due to higher average cash balances throughout the period.

Interest expense was $6,517,074 in 2001 compared with $6,735,572 in 2000, the decrease being due to the repayment of $3,450,000 of Serial Notes on February 1, 2001.

In  each  of  the  years  ended   December   31,  2001  and  2000
depreciation expense of $3,216,624 represents one year's charge.

Net income was $355,092 for the period ended December 31, 2001 compared with $134,659 in 2000.

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

Net income was $134,659 for the period ended December 31, 2001 compared with a loss of $357,487 in 1999.

Inflation

Management does not believe that inflation will significantly affect the Company's expenses over the term of the Charter. In the event that inflation becomes a significant factor in the world economy, management believes that inflationary pressures could materially and adversely effect the market for crude oil and oil tankers (including the Vessel) and result in increased vessel operating costs. These factors may affect the Charterer's decision as to whether to terminate the current charter.

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

Name                    Age         Position with the Company
----                    ---         -------------------------

Andrew James Baker      43          Secretary
Kate Blankenship        37          Director
John Michael Killip     58          Director
Tor Olav Tr0im          39          Director

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

John Michael Killip : non executive Isle of Man resident director since February 13, 2001. Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 10 years.

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of Frontline AB, ICB Shipping AB and Frontline Management, all subsidiaries of Frontline. Until April, 2000 Mr. Troim was the Chief Executive Officer of Frontline Management, which company supports the Company in the implementation of decisions made by the Board of Directors. Mr. Troim also serves as a consultant to Sea Tankers and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited, a Bermuda company listed on the NASDAQ National Market. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. He is also a director of Northern Offshore Ltd. and Golar LNG Limited, both Bermuda companies listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

B. COMPENSATION

During  2000,   the  Company  paid  its  directors  and  officers
aggregate compensation of (pound)750.

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

                       Beneficial Ownership


                     Name and                  Number
  Class of           address of                of           Percent
  Shares             Beneficial Owners         Shares       of Class
------------         ------------------        ------       ---------

  Common Shares      Hemen Holding Limited1    2             100%


1 The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Hemen, a Cyprus company. Hemen is controlled by John Fredriksen.

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

Dividend Policy

The Company does not pay dividends.

B. SIGNIFICANT CHANGES

Not Applicable


ITEM 9.  THE OFFER AND LISTING

Not applicable.

The Notes do not trade on an organized exchange but rather trade in private transactions.


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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. . In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                   RISK

(a)   Quantitative information about market risk

      Quantitative information about market risk instruments at December 31, 2001 is as follows:

i) Serial Notes
The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August.

The outstanding  Serial Notes have the  following characteristics:

Maturity date                   Interest rate       Principal
-------------                   -------------       ---------
February 1, 2002                  6.55%             3,700,000
February 1, 2003                  6.61%             3,950,000
February 1, 2004                  6.70%             4,200,000
February 1, 2005                  6.80%             4,450,000
February 1, 2006                  6.85%             4,400,000
                                                    ---------
                                                  $20,700,000

As of December 31, 2001, the effective interest rate for the Serial Notes was 6.710% and as of December 31, 2000 and 1999, the effective interest rate for the Serial Notes was 6.644%.

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

The  following   table   provides  the  scheduled   sinking  fund
redemption amounts and final principal payment on the Term Notes:

Sinking fund redemption amounts and final principal payment

Scheduled payment date
----------------------

February 1, 2008                          $1,430,000
August 1, 2008                             1,490,000
February 1, 2009                           1,550,000
August 1, 2009                             1,610,000
February 1, 2010                           1,675,000
August 1, 2010                             1,745,000
February 1, 2011                           1,815,000
August 1, 2011                             1,885,000
February 1, 2012                           1,960,000
August 1, 2012                             2,040,000
February 1, 2013                           2,125,000
August 1, 2013                             2,210,000
February 1, 2014                           2,295,000
August 1, 2014                             2,390,000
February 1, 2015                           2,485,000
August 1, 2015                             2,585,000
February 1, 2016                           2,690,000
August 1, 2016                             2,800,000
February 1, 2017                           2,910,000
August 1, 2017                             3,025,000
February 1, 2018                           3,150,000
August 1, 2018                             3,275,000
Februar  1, 2019                          14,410,000
                                          ----------
                                       $  63,550,000
                                          ==========

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

                             PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.  RESERVED


ITEM 16.  RESERVED

                             PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton
LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Certified Public Accountants              F-1

Balance Sheets at December 31, 2001 and 2000                    F-2

Statements of Operations  and  Accumulated  Deficit
for the Years Ended December 31, 2001, 2000 and 1999            F-3

Statements of Cash Flows for the Years Ended
December 31, 2001, 2000 and 1999                                F-4

Notes to Financial Statements                                   F-5

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)
Report of Independent Certified Public Accountants


To the Board of Directors of
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2001 and 2000, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP


New York, New York
January 18, 2002

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 2001 and 2000
(in US$)


ASSETS                                              2001         2000

Restricted investments                        $8,264,317   $8,139,572

Debt issue costs                                 745,455      841,419

Vessel, net                                   77,601,869   80,818,493
                                              ----------   ----------

Total assets                                 $86,611,641  $89,799,484
                                             ===========  ===========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities

Charter income received in advance             $ 827,303    $ 827,303

Interest payable and other liabilities         2,728,533    2,821,468

Mortgage notes                                84,250,000   87,700,000
                                              ----------   ----------

Total liabilities                             87,805,836   91,348,771
                                              ----------   ----------

Commitments and Contingencies

Stockholders' deficit

Common stock, no par value;
2,000 shares authorized;

2 shares issued and outstanding                        2            2

Accumulated deficit                           (1,194,197)  (1,549,289)
                                              -----------  -----------

Total stockholders' deficit                   (1,194,195)  (1,549,287)
                                              -----------  -----------

Total liabilities and stockholders'
deficit                                      $86,611,641  $89,799,484
                                             ===========  ===========


See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Operations and Accumulated Deficit

For the years ended December 31, 2001, 2000 and 1999
(in US$)



                                            2001          2000         1999

Revenue

Charter income                         $9,927,635    $9,927,635   $7,908,109

Interest income                           311,801       305,184      653,514
                                        ---------     ---------    ---------

Total revenue                          10,239,436    10,232,819    8,561,623
                                       ----------    ----------    ---------

Expenses

Interest expense                       6,517,074     6,735,572    6,092,625

Management fees & other expenses          54,682        50,000       50,000

Depreciation                           3,216,624     3,216,624    2,680,521

Amortization of debt issue costs          95,964        95,964       95,964
                                       ---------     ---------    ---------

Total expenses                         9,884,344    10,098,160    8,919,110
                                       ---------     ----------   ---------

Net income (loss)                      $ 355,092     $ 134,659    $(357,487)
                                       =========     =========    ==========

Accumulated deficit, beginning
 of year                             $(1,549,289)  $(1,683,948) $(1,326,461)
                                     ------------   ----------- ------------

Accumulated deficit, end of year     $(1,194,197)  $(1,549,289) $(1,683,948)
                                     ============  ============ ============

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Cash Flows

For the years ended December 31, 2001,
2000 and 1999 (in US$)
                                            2001          2000         1999
Cash flows from operating activities

Net income (loss)                      $ 355,092     $ 134,659    $(357,487)

Adjustments to reconcile net income
(loss) to net cash provided by
operating activities:

Depreciation                           3,216,624     3,216,624    2,680,521

Amortization of debt issue costs          95,964        95,964       95,964

Changes in operating assets and
liabilities

(Decrease) increase in interest
payable and other liabilities           (92,933)       757,081            -
                                       ---------     ---------    ---------

Net cash provided by
(used in) operating activities         3,574,747     4,204,328    2,418,998
                                       ---------     ---------    ---------

Cash flows from investing activities

(Increase) decrease in restricted
investments                             (124,747)   (1,554,328)  27,106,122

Payments made under vessel
construction contract                          -             -  (28,727,681)

Interest capitalized                           -             -     (797,439)
                                       ---------     ---------    ---------

Net cash used in investing activities  (124,747)     (1,554,328) (2,418,998)
                                       ---------     -----------  -----------

Cash flows from financing activities

Repayment of mortgage notes            (3,450,000)   (2,650,000)          -
                                       -----------   -----------  ---------

Net cash used in financing activities  (3,450,000)   (2,650,000)          -
                                       -----------   -----------  --------

Net Change in Cash                     $       -     $       -    $       -
                                       =========     =========    =========

Supplemental disclosures of cash
flow information:

Cash paid during the period
for interest                           $6,610,007    $6,805,794 $ 6,890,064

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

     The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Hemen Holding Limited, a Cyprus company ("Hemen"). Hemen is the principal shareholder of Frontline and is indirectly controlled by Mr. John Fredriksen, the Chairman and Chief Executive Officer of Frontline.

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

     Vessel

     Construction in progress was capitalized in accordance with contract payments made and also includes the capitalization of interest charges and certain transaction costs incurred during the period of the Vessel's construction. Since completion and delivery of the Vessel, the cost of the Vessel less estimated residual value is being depreciated on a straight-line basis over the Vessel's remaining life. The remaining life is estimated to be 25 years from delivery.

     Impairment of long-lived assets

     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, SFAS 121 requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less estimated costs to sell. The adoption of SFAS 121 had no effect on the Company's financial position or results of operations.

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

     Fair Value of Financial Instruments

     The methods and assumptions used in estimating the fair values of financial instruments are as follows:

     Restricted Investments: The restricted investments balance represents investments in guaranteed investment contracts that are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

     Mortgage Notes: The carrying and estimated fair value of the long-term borrowings consisted of the following at December
     31, 2001:

                                 Carrying Value          Fair Value
     Term Notes                 $  63,550,000           $ 79,174,511
     Serial Notes               $  20,700,000           $ 21,925,915

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

     The adoption of the policy did not have a material effect on the presentation of the Company's balance sheet or results of operations and accumulated deficit.

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

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                                        2001         2000

     Debt issue costs                             $1,233,272   $1,233,272
     Accumulated amortization                       (487,817)    (391,853)
                                                   ---------    ---------
                                                  $  745,455    $ 841,419
                                                   =========    =========
6.   VESSEL

                                                        2001         2000

     Cost at beginning of year                   $86,715,638  $86,715,638
                                                  ===========  ===========

     Accumulated depreciation at beginning
     of year                                      $5,897,145   $2,680,521
     Charge for year                               3,216,624    3,216,624
                                                   ---------    ---------
     Accumulated depreciation at end of year       $9,113,769   $5,897,145
                                                   ==========   ==========

     Net book value at end of year                 $77,601,869  $80,818,493
                                                   ===========  ===========

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

     Serial Notes

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. As of December 31, 2001, the following notes had matured and were paid by the Company:

     Maturity date              Interest Rate           Principal

     February  1, 2000          6.36%                   $2,650,000
     February  1, 2001          6.46%                   $3,450,000

     Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2001.

     Maturity date             Interest Rate           Principal

     February 1, 2002           6.55%                  3,700,000
     February 1, 2003           6.61%                  3,950,000
     February 1, 2004           6.70%                  4,200,000
     February 1, 2005           6.80%                  4,450,000
     February 1, 2006           6.85%                  4,400,000
                                                       ---------
                                                     $20,700,000

     Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2001, the effective interest rate for the Serial Notes allocated to the Company was 6.710%. As of December 31, 2000 and 1999, the effective interest rate for the Serial Notes allocated to the Company was 6.644%.

     Term Notes

     The Term Notes were issued by GSPTC, acting as an agent for both the Company and IOM I-A, in the aggregate principal amount of $127,100,000. The allocated principal amount of Term Notes to the Company is $63,550,000. Interest on the Term Notes of 8.04% is payable semi-annually on each February 1 and August 1.

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

8.   COMMITMENTS AND CONTINGENCIES

     The  following  is a  schedule  by years of  minimum  future
     charter  income  on  the   non-cancelable   portion  of  the
     operating lease for the fiscal years ending December 31:

     2002                                         $9,927,635
     2003                                         9,927,635
     2004                                         9,927,635
     2005                                         9,927,635
     2006                                         9,927,635
     2007                                         2,019,526
                                                  ---------
                                                $51,657,701

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

     There is a concentration of credit risk with respect to Restricted Investments to the extent that all of the amounts are invested with Pacific Mutual Life Insurance.

     There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport
     Corporation. The Company does not consider this is a significant risk.

10.  RELATED PARTY TRANSATIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2001, 2000 and 1999 are as follows:

                                     2001          2000         1999

     Management fee expenses     $  50,000     $  50,000    $  50,000
     Management fee payable      $  20,833     $  20,833    $  20,833

     Prior to January 31, 1999, Cambridge Fund Management, L.L.C., an affiliate of CPTC, was the Manager. On January 31, 1999, Cambridge Fund Management, L.L.C. resigned as Manager and on the same date was replaced by Frontline.

ITEM 19.  EXHIBITS

1.1* Memorandum and Articles of Association of Golden State Petro
     (IOM I-A) PLC, incorporated by reference to Exhibit 3.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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

2.2* Supplement No. 1, dated as of January 31, 1999 to the indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and United States Trust Company of New York, as indenture trustee, incorporated by reference to Exhibit 1 in the Annual Report of Golden State Petro (IOM I-A) PLC on Form 20-F for the fiscal year ended December 31, 1999.

2.3* Issue of One Debenture, dated as of December 1, 1997, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.4* Assignment of Charter, dated as of December 1, 1996, between
     Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.5 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.5* Assignment  of   Shipbuilding   Contract  and  Agreement  on
     Contract for Technical Matters, dated as of December 1, 1996, among Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.7 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.6* Assignment  of  Building  Contract  Guarantee,  dated  as of
     December 1, 1996, between Golden State Petro (IOM I-A) PLC and the Initial Charterer, incorporated by reference to
     Exhibit 4.9 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.7* Guarantee,  made as of December  24,  1996,  from Chevron to
     Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit 4.11 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.8* Assignment of Management Agreement,  dated as of December 1,
     1996, between Golden State Petro (IOM I-A) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.13 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.9* Building Contract Guarantee, dated as of December 26, 1996, from the Korean Development Bank to Golden State Petro (IOM I-A) PLC, incorporated by reference to Exhibit 4.16 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.1* Shipbuilding  Contract,  made as of December 24, 1996, among
     Golden State Petro (IOM I-A) PLC and the Builders, incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.2* Promissory  Note from  Golden  State  Petro (IOM I-A) PLC to
     Samsung Heavy Industries Co. Ltd., incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.3* Agreement on Contract for Technical Matters, made as of December 24, 1996, among Golden State Petro (IOM I-A) PLC, Samsung Heavy Industries Co., Ltd. and Chevron Shipping Company, as agent for the Initial Charterer, incorporated by reference to Exhibit 10.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.4* Bareboat  Charter,  made as of December  24,  1996,  between
     Golden State Petro (IOM I-A) PLC and the Initial Charterer, incorporated by reference to Exhibit 10.8 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.5* Management Agreement,  dated as of December 1, 1996, between
     Golden State Petro (IOM I-A) PLC and Cambridge Fund Management LLC, incorporated by reference to Exhibit 10.10 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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

                       Date: June 28, 2002









02089.0007 #334286