Form 20-F
period 2003-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2004-06-30
CIK 1038461

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

For the fiscal year ended              December 31, 2003
                         -------------------------------------------------------

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              --------------------------------------------------

Commission file number                     333-26227
                      ----------------------------------------------------------

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

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class                   Name of each exchange on which registered

    None
-------------------                   ------------------------------------------

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

              Yes   X                   No
                 --------                 --------

Indicate by check mark which financial statement item the registrant has elected to follow.

          Item 17                 Item 18    X
                 --------                --------

                                TABLE OF CONTENTS

                                                                            PAGE

PART I

Item 1.   Identity of Directors, Senior Management
          and Advisors                                           Not Applicable

Item 2.   Offer Statistics and Expected
          Timetable                                              Not Applicable

Item 3.   Key Information                                                     1

Item 4.   Information on the Company                                          5

Item 5.   Operating and Financial Review and Prospects                       12

Item 6.   Directors, Senior Management and Employees                         15

Item 7.   Major Shareholders and Related Party Transactions                  17

Item 8.   Financial Information                                              17

Item 9.   The Offer and Listing                                              18

Item 10.  Additional Information                                             18

Item 11.  Quantitative and Qualitative Disclosures about
          Market Risk                                                        19

Item 12.  Description of Securities Other Than Equity Securities             20

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies                    20

Item 14.  Material  Modifications  to the  Rights of  Security
          Holders and Use of  Proceeds                                       21

Item 15.  Controls and Procedures                                            21

Item 16.  Reserved

Item 16A. Audit Committee Financial Expert                                   21

Item 16B. Code of Ethics                                                     21

Item 16C. Principal Accountant Fees                                          21

Item 16D. Exemptions From the Listing Standards For
          Audit Committes                                       Not  Applicable

PART III

Item 17.  Financial Statements                                   Not Applicable

Item 18.  Financial Statements                                               23

Item 19.  Exhibits                                                           29

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2003, 2002 and 2001, and the selected balance sheet data with respect to the fiscal years ended December 31, 2003 and 2002, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2000 and 1999 and the selected balance sheet data with respect to the fiscal years ended December 31, 2001, 2000 and 1999 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                             Year Ended
                                   2003          2002          2001         2000         1999
                                   ----------------------------------------------------------

(in US$, except share data)
Total revenues                     10,244,782    10,241,155    10,239,436   10,232,819    8,561,623
Net income (loss)                     902,561       597,054       355,092      134,659    (357,487)
Cash dividends per share                                  -             -            -            -

Vessel, net                        71,168,621    74,385,245    77,601,869   80,818,493   84,035,117
Vessel under construction                   -             -             -            -            -
Total Assets                       79,424,186    82,580,413    86,611,641   89,799,484   91,557,744
Total Short Term Note Obligations   4,200,000     3,950,000     3,700,000    3,450,000    2,650,000
Total Long Term Note Obligations   72,400,000    76,600,000    80,550,000   84,250,000   87,700,000
Common Shares                               2             2             2            2            2
Common Shares Outstanding                   2             2             2            2            2

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charter at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel would negatively impact our revenues.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2003, we had $76.6 million in total indebtedness outstanding and a stockholders' deficit of $0.3 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd. ("Frontline"), a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

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

Environmental Regulation--IMO.

In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The regulations, which became effective September 2002, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

The regulations identify three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

The Company's Vessel has a double hull and complies with the IMO regulations.

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

Proposed EU Regulations

The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, which became effective in September 2002, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

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

C.   ORGANIZATIONAL STRUCTURE

The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Frontline Ltd., a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

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

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

In April 2003, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149, effective July 1, 2003, did not have any effect on the Company's financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003 and for all such instruments on July 1, 2003. Adoption of SFAS 150, effective July 1, 2003, did not have an effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Interpretation 46 does not affect the Company's financial statements.

Results of Operations

Year Ended December 31, 2003 compared with the Year Ended December 31, 2002

In the years ended December 31, 2003 and 2002 the Company earned $9,927,635 charter income, which represents hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2003, the Company earned $317,147 interest income, increased from $313,520 in 2002 due to higher average cash balances throughout the period.

Interest expense was $6,016,798 in 2003 compared with $6,276,331 in 2002, the decrease being due to the repayment of $3,950,000 of Serial Notes on February 1, 2003.

In each of the years ended December 31, 2003 and 2002 depreciation expense of $3,216,624 represents one year's charge.

Net income was $902,561 for the period ended December 31, 2003 compared with $597,054 in 2002.

Year Ended December 31, 2002 compared with the Year Ended December 31, 2001

In the year ended December 31, 2002 the Company earned $9,927,635 charter income, which represents hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2002, the Company earned $313,520 interest income, increased from $311,801 in 2001 due to higher average cash balances throughout the period.

Interest expense was $6,276,331 in 2002 compared with $6,517,074 in 2001, the decrease being due to the repayment of $3,450,000 of Serial Notes on February 1, 2002.

In each of the years ended December 31, 2002 and 2001 depreciation expense of $3,216,624 represents one year's charge.

Net income was $597,054 for the period ended December 31, 2002 compared with $355,092 in 2001.

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

Name                       Age           Position with the Company
----                       ---           -------------------------

Andrew James Baker         45            Secretary
Kate Blankenship           39            Director
John Michael Killip        60            Director
Tor Olav Tr0im             41            Director

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

Tor Olav Tr0im: Mr. Tr0im has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. Mr. Tr0im has been a director of Frontline since July 1, 1996. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange. From January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Since May 2000, Mr. Tr0im has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ Exchange. Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the NASDAQ and Oslo Stock Exchanges since May 2001.

B.   COMPENSATION

During 2003, the Company paid its directors and officers aggregate compensation of (pound)750.

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

                              Beneficial Ownership

                     Name and
Class                address of                 Number            Percent
of Shares            Beneficial Owners          of Shares         of Class
---------            -----------------          ---------         --------

Common Shares        Frontline Ltd.(1)            2                 100%

----------
(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline Ltd., a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

There are no differences in the voting rights of the major shareholders.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS

Pursuant to the Management Agreement between the Company and Frontline, an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All costs of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2003, 2002, and 2001 were $50,000 and $20,833, respectively.

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

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

Not Applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to "Description of Capital Stock" in the prospectus contained in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

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

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I.   SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2003 is as follows:

     i) Serial Notes

     The Serial Notes bear interest at rates ranging from 6.36% to 6.85% through maturity. The Serial Notes mature over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August 1.

     The outstanding Serial Notes have the following characteristics:

Maturity date                          Interest rate             Principal
-------------                          -------------             ---------

February 1, 2004                       6.70%                     4,200,000
February 1, 2005                       6.80%                     4,450,000
February 1, 2006                       6.85%                     4,400,000
                                                                ----------
                                                               $13,050,000

     As of December 31, 2003, and 2002 the effective interest rate for the Serial Notes was 6.786% and 6.745%.

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

     The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes:

     Sinking fund redemption amounts and final principal payment

    Scheduled payment date
    ----------------------

    February 1, 2008                                             $1,430,000
    August 1, 2008                                                1,490,000
    February 1, 2009                                              1,550,000
    August 1, 2009                                                1,610,000
    February 1, 2010                                              1,675,000
    August 1, 2010                                                1,745,000
    February 1, 2011                                              1,815,000
    August 1, 2011                                                1,885,000
    February 1, 2012                                              1,960,000
    August 1, 2012                                                2,040,000
    February 1, 2013                                              2,125,000
    August 1, 2013                                                2,210,000
    February 1, 2014                                              2,295,000
    August 1, 2014                                                2,390,000
    February 1, 2015                                              2,485,000
    August 1, 2015                                                2,585,000
    February 1, 2016                                              2,690,000
    August 1, 2016                                                2,800,000
    February 1, 2017                                              2,910,000
    August 1, 2017                                                3,025,000
    February 1, 2018                                              3,150,000
    August 1, 2018                                                3,275,000
    February 1, 2019                                             14,410,000
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

     As of December 31, 2003, the Company carried out an evaluation, with the assistance of the Manager, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(d)  Changes in internal controls

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, Golden State Holdings I, Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

ITEM 16B. CODE OF ETHICS

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, Golden State Holdings I, Limited. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2003                             $ 12,500
     Fiscal year ended December 31, 2002                             $ 16,074

(b)  Audit -Related Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees

For the fiscal years ended December 31, 2003 and 2002, there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

(e)  Audit Committee's Pre-Approval Policies and Procedures

The Company does not currently have a separate audit committee. The Company expects to have an audit committee and an audit committee financial expert in the year 2005.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Certified Public Accountants                          F-1

Balance Sheets at December 31, 2003 and 2002                                F-2

Statements of Operations and Accumulated Deficit for
the Years Ended December 31, 2003, 2002 and 2001                            F-3

Statements of Cash Flows for the Years Ended
December 31, 2003, 2002 and 2001                                            F-4

Notes to Financial Statements                                               F-5

               Report of Independent Certified Public Accountants

To the Board of Directors of
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2003 and 2002, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the years ended December 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
June 11, 2004

Balance Sheets

As of December 31, 2003 and 2002

(in US$)

ASSETS                                                             2003            2002

Restricted investments                                         $ 7,659,721      $7,545,677
Debt issue costs                                                   595,844         649,491
Vessel, net                                                     71,168,621      74,385,245
                                                               -----------      ----------
Total assets                                                   $79,424,186     $82,580,413
                                                               ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities

Interest payable and other liabilities                         $ 2,518,766      $2,627,554
Mortgage notes                                                  76,600,000      80,550,000
                                                               -----------      ----------
Total liabilities                                               79,118,766      83,177,554
                                                               ===========      ===========

Commitments and Contingencies

Stockholders' equity (deficit)

Common stock, no par value; 2,000 shares authorized;

2 shares issued and outstanding                                          2               2
Retained earnings (accumulated deficit)                            305,418        (597,143)
                                                               -----------      ----------
Total stockholders' equity (deficit)                               305,420        (597,141)
                                                               -----------      ----------
Total liabilities and stockholders' equity (deficit)           $79,424,186     $82,580,413
                                                               ===========     ============

See accompanying Notes to Financial Statements

Statements of Operations and Retained Earnings (Accumulated Deficit)

For the years ended December 31, 2003, 2002 and 2001

(in US$)

                                                 2003            2002            2001


Revenue

Charter income                                 $ 9,927,635     $ 9,927,635      $9,927,635

Interest income                                    317,147         313,520         311,801
                                               -----------     -----------      ----------

Total revenue                                   10,244,782      10,241,155      10,239,436
                                               -----------     -----------      ----------

Expenses

Interest expense                                 6,016,798       6,276,331       6,517,074

Management fees & other expenses                    55,152          55,182          54,682

Depreciation                                     3,216,624       3,216,624       3,216,624

Amortization of debt issue costs                    53,647          95,964          95,964
                                               -----------     -----------      ----------

Total expenses                                   9,342,221       9,644,101       9,884,344
                                               -----------     -----------      ----------

Net income                                     $   902,561     $   597,054      $  355,092
                                               ===========     ===========      ==========

Accumulated deficit, beginning of year         $  (597,143)    $(1,194,197)    $(1,549,289)
                                               ===========     ===========      ==========

Retained earnings (accumulated deficit),
end of year                                    $   305,418     $  (597,143)    $(1,194,197)
                                               ===========     ===========      ==========

See accompanying Notes to Financial Statements

Statements of Cash Flows

For the years ended December 31, 2003, 2002 and 2001

(in US$)

                                                  2003            2002            2001

Cash flows from operating activities

Net income                                     $   902,561     $   597,054      $  355,092

Adjustments to reconcile net income to
net cash provided by operating activities:

Depreciation                                     3,216,624       3,216,624       3,216,624

Amortization of debt issue costs                    53,647         95,964           95,964

Changes in operating assets and liabilities

(Decrease) increase in interest payable
and other liabilities                             (108,788)       (928,282)        (92,935)
                                               -----------     -----------      ----------

Net cash provided by operating activities        4,064,044       2,981,360       3,574,745
                                               -----------     -----------      ----------

Cash flows from investing activities

Decrease (increase) in restricted investments     (114,044)        718,640        (124,745)
                                               -----------     -----------      ----------

Net cash provided by (used in) investing
activities                                        (114,044)        718,640        (124,745)
                                               -----------     -----------      ----------

Cash flows from financing activities

Repayment of mortgage notes                     (3,950,000)     (3,700,000)     (3,450,000)
                                               -----------     -----------      -----------

Net cash used in financing activities          (3,950,000)     (3,700,000)      (3,450,000)
                                               -----------     -----------      -----------

Net Change in Cash                             $         -     $         -      $        -
                                               ===========     ===========      ==========

Supplemental disclosures of cash
flow information:

Cash paid during the period for interest       $ 6,125,588     $ 6,377,310      $6,610,007
                                               ===========     ===========      ==========

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

The Company, IOM I-B, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd. ("Frontline"), a Bermuda company whose shares are listed on the New York, London and Oslo Stock Exchanges.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2003 the amount outstanding on the Notes was $151,700,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

     Operating Lease

     The operating lease commenced upon the delivery of the Vessel to the Initial Charterer. Income from the operating lease is being recognized rateably over the term of the lease.

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

     Mortgage Notes: The carrying value and estimated fair value of the Notes consisted of the following at December 31, 2003:

                       2003           2003           2002          2002
                   Carrying Value   Fair Value   Carrying Value  Fair Value
                   --------------   ----------   --------------  ----------

Term Notes         63,550,000       61,829,066   63,550,000      78,132,142
Serial Notes       13,050,000       13,621,302   17,000,000      18,262,914

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

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

In April 2003, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," to provide clarification on the meaning of an underlying, the characteristics of a derivative that contains financing components and the meaning of an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors. SFAS 149 will be applied prospectively and is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149, effective July 1, 2003, did not have any effect on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and is effective for financial instruments entered into or modified after May 31, 2003 and for all such instruments on July 1, 2003. Adoption of SFAS 150, effective July 1, 2003, did not have an effect on the Company's financial statements.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

In December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of the interpretation and defer to the effective date of implementation for certain entities. Interpretation 46 does not affect the Company's financial statements.

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

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                                                   2003            2002

     Debt issue costs                                          $ 1,233,272       $1,233,272
     Accumulated amortization                                     (637,428)        (583,781)
                                                               -----------      -----------
                                                               $   595,844       $  649,491
                                                               ===========      ===========

6.   VESSEL

                                                                   2003            2002

     Cost at beginning of year                                 $86,715,638      $86,715,638
                                                               ===========      ===========

     Accumulated depreciation at beginning of year             $12,330,393       $9,113,769
     Charge for year                                             3,216,624        3,216,624
                                                               -----------      -----------
     Accumulated depreciation at end of year                   $15,547,017      $12,330,393
                                                               ===========      ===========

     Net book value at end of year                             $71,168,621      $74,385,245
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

     Serial Notes

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. As of December 31, 2003, the following notes had matured and were paid by the
     Company:

     Maturity date                              Interest Rate       Principal
     -------------                              -------------       ---------

     February 1, 2000                               6.36%          $2,650,000
     February 1, 2001                               6.46%          $3,450,000
     February 1, 2002                               6.55%          $3,700,000
     February 1, 2003                               6.61%          $3,950,000

     Set forth below are the allocated principal amounts and the interest rates of the Serial Notes payable on each maturity date for the Company, as at December 31, 2003.

     Maturity date                              Interest Rate       Principal
     -------------                              -------------       ---------

     February 1, 2004                              6.70%           4,200,000
     February 1, 2005                              6.80%           4,450,000
     February 1, 2006                              6.85%           4,400,000
                                                                 ------------
                                                                 $13,050,000

     Interest has been accrued for the Serial Notes from December 24, 1997, and is payable on February 1 and August 1 of each year. As of December 31, 2003, the effective interest rate for the Serial Notes allocated to the Company was 6.786%.

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

8.   COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of minimum future charter income on the non-cancelable portion of the operating lease for the fiscal years ending December 31:

     2004                                                       $9,927,635
     2005                                                        9,927,635
     2006                                                        9,927,635
     2007                                                        2,019,526
                                                                ----------
                                                                $31,802,431

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

10.  RELATED PARTY TRANSACTIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2003, 2002 and 2001 are as follows:

                                          2003          2002          2001

     Management fee expenses           $  50,000     $  50,000      $ 50,000
     Management fee payable            $  20,833     $  20,833      $ 20,833

ITEM 19. EXHIBITS

1.1* Memorandum and Articles of Association of Golden State Petro (IOM I-B) PLC, incorporated by reference to Exhibit 3.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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

2.3* Issue of One Debenture, dated as of December 1, 1997, between Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.3 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.4* Assignment of Charter, dated as of December 1, 1996, between Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.5 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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

2.6* Assignment of Building Contract Guarantee, dated as of December 1, 1996, between Golden State Petro (IOM I-B) PLC and the Initial Charterer, incorporated by reference to Exhibit 4.9 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.7* Guarantee, made as of December 24, 1996, from Chevron to Golden State Petro (IOM I-B) PLC, incorporated by reference to Exhibit 4.11 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.8* Assignment of Management Agreement, dated as of December 1, 1996, between Golden State Petro (IOM I-B) PLC and the Indenture Trustee, incorporated by reference to Exhibit 4.13 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

2.9* Building Contract Guarantee, dated as of December 26, 1996, from the Korean Development Bank to Golden State Petro (IOM I-B) PLC, incorporated by reference to Exhibit 4.16 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

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

4.4* Bareboat Charter, made as of December 24, 1996, between Golden State Petro (IOM I-B) PLC and the Initial Charterer, incorporated by reference to Exhibit 10.8 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

4.5* Management Agreement, dated as of December 1, 1996, between Golden State Petro (IOM I-B) PLC and Cambridge Fund Management LLC, incorporated by reference to Exhibit 10.10 in the Registration Statement of Golden State Petroleum Transport Corp. and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC filed April 30, 1997 on Form S-4 and Form F-4, Registration No. 333-26227.

31.1      Certification  of  Principal   Executive   Officer  pursuant  to  Rule
          13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2      Certification  of  Principal   Financial   Officer  pursuant  to  Rule
          13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1      Certification  of Principal  Executive  Officer  pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2      Certification  of Principal  Financial  Officer  pursuant to 18 U.S.C.
          Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the filing indicated.

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

                               Date: June 28, 2004

02089.0007 #495982