Form 20-F
period 2004-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2005-06-30
CIK 1038461

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

For the fiscal year ended      December 31, 2004

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

         Title of each class                      Name of each exchange
                                                   on which registered
                None
----------------------------------          ------------------------------------

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

     Item 17 |_|         Item 18 |X|

                                TABLE OF CONTENTS

                                                                            PAGE
PART I

Item 1.   Identity of Directors, Senior Management and Advisors................1
Item 2.   Offer Statistics and Expected Timetable..............................1
Item 3.   Key Information......................................................1
Item 4.   Information on the Company...........................................5
Item 5.   Operating and Financial Review and Prospects........................13
Item 6.   Directors, Senior Management and Employees..........................16
Item 7.   Major Shareholders and Related Party Transactions...................17
Item 8.   Financial Information...............................................18
Item 9.   The Offer and Listing...............................................18
Item 10.  Additional Information..............................................18
Item 11.  Quantitative and Qualitative Disclosures about Market Risk..........19
Item 12.  Description of Securities Other Than Equity Securities..............21

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.....................21
Item 14.  Material Modifications to the Rights of Security Holders and
          Use of Proceeds..................................... ...............21
Item 15.  Controls and Procedures.............................................21
Item 16.  Reserved............................................................21
Item 16A. Audit Committee Financial Expert....................................21
Item 16B. Code of Ethics......................................................21
Item 16C. Principal Accountant Fees and services..............................22
Item 16D. Exemptions From the Listing Standards For Audit Committees..........22
Item 16E. Purchases of Equity securities by the Issuer and Affiliated
          Purchasers........................................... ..............22

PART III

Item 17.  Financial Statements................................................23
Item 18.  Financial Statements................................................23
Item 19.  Exhibits..........................................................II-1

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2004, 2003 and 2002, and the selected balance sheet data with respect to the fiscal years ended December 31, 2004 and 2003, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2001 and 2000 and the selected balance sheet data with respect to the fiscal years ended December 31, 2002, 2001 and 2000 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.

                                                              Year Ended
                                                              ----------
                                          2004         2003         2002         2001         2000
                                          --------------------------------------------------------
(in US$, except share data)
Total revenues                      10,247,832   10,244,782   10,241,155   10,239,436   10,232,819
Net income (loss)                    1,198,201      902,561      597,054      355,092      134,659

Vessel, net                         67,951,997   71,168,621   74,385,245   77,601,869   80,818,493
Vessel under construction                   --           --           --           --           --
Total Assets                        76,305,137   79,424,186   82,580,413   86,611,641   89,799,484
Total Short Term Note Obligations    4,450,000    4,200,000    3,950,000    3,700,000    3,450,000
Total Long Term Note Obligations    67,950,000   72,400,000   76,600,000   80,550,000   84,250,000
Common Shares                                2            2            2            2            2
Common Shares Outstanding                    2            2            2            2            2

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2004, we had $72.4 million in total indebtedness outstanding and a stockholders' equity of $1.5 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-B, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company, were used by the Company to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd. (together the "Builders") under the technical supervision of the Chevron Shipping Company as agent for Chevron Transport Corporation, or Chevron which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel
"Pheonix Voyager" (renamed from the "J. Bennett Johnston"), was accepted by the Company under the building contract on March 15, 1999 and concurrently was delivered to Chevron under an initial charter for a term of eighteen years
(the "Initial Charter"). The Vessel is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. Chevron has an option to terminate the charter on the eighth anniversary of the delivery date of the Vessel. Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

The Company is chartering the Vessel to Chevron under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) the Company's obligations under the Notes,
(ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes (the "Indenture Trustee") and (v) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by the Company and to fund a debt service reserve fund and (b) that the Vessel will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and re-marketing services to be available in case any Initial Charter is terminated or the Vessel is for any other reason returned to the possession and use of the Company.

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

Charter Market

The Initial Charter

Pursuant to the Initial Charter, Chevron has agreed to charter the Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Pursuant to the Initial Charter, Chevron has the right to terminate the Initial Charter on five dates (each, an "Optional Termination Date") beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof (each, a "Fixed Period") and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. Charter hire after the Fixed Period will be $28,500. During the term of the Initial Charter, the Company is not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessel and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, Chevron is required to pay charter hire in respect of the Vessel without offset or deduction for any reason whatsoever.

Remarketing

In the event Chevron gives notice to the Company of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc. ("McQuilling") and ACM Shipping Limited ("ACM Shipping") have agreed to provide on a non-exclusive basis remarketing services if Chevron exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker which has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

If Chevron elects to terminate the Initial Charter for the Vessel on the first Optional Termination Date for the Initial Charter, the allocated principal amount of the Notes for the Vessel will be approximately $63.55 million. All of the Serial Notes will have matured on or prior to such date. If (i) Chevron elects to terminate the Initial Charter for the Vessel, (ii) an acceptable replacement charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $18,569 per day per Vessel, would be required upon recharter. The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to the Vessel. The $10,995,000 is less than current estimates of the approximate residual value of the respective Vessel on the date of the final payment. No assurance can be given as to the residual or scrap value of the Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s, although it is currently strong. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phaseout of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

2004 was a good year for the tanker market as freight rates increased dramatically compared to 2003, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

The size of the world VLCC fleet increased by 2.5 percent in 2004 from 433 vessels to 441 vessels. A total of 11 VLCC's were scrapped during the year and 30 were delivered. The total order book for VLCC's were at 84 vessels at the end of the year, of which 43 were ordered during the year. The total order books for VLCC was at 19.09 percent of the existing fleet.

The outlook for the tanker market for the remainder of 2005 is positive since it seems that the continued growth in oil consumption will ensure a positive demand situation for tankers. The freight forward market for 2005 is now at USD 58,000 per day for VLCC tankers.

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

The Vessel will be maintained during the term of the Initial Charter by Chevron in accordance with good commercial maintenance practice commensurate with other vessels in Chevron's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires Chevron to return the Vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, the Company has the right to inspect the Vessel and to require surveys upon redelivery, and Chevron will be responsible for making or compensating the Company for certain necessary repairs in connection with such redelivery.

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

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Initial Charter, indemnify the Company from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify the Company to the extent losses, damages or expenses are incurred by the Company relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our Vessel is subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

International Maritime Organisation

In 1992, the International Maritime Organization, or IMO ( the United Nations agency for maritime safety and the prevention of marine pollution by ships), adopted MARPOL 73/78 regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by more than 150 nations, provide, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading (loading cargo into a tanker in such a way that, in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union ("EU") proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil .

b) Category 2 (PL/SBT) oil tankers - any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers - any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil .

The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet 13F or have double bottoms and double sides with dimensions in compliance with 13G1(c) continue to be exempt from the accelerated phase out.

Baseline Phase Out Scheme
--------------------------------------------------------------------------------
Phase Out Date                        Year of Delivery
                    Category 1           Category 2                   Category 3
--------------------------------------------------------------------------------
5 April 2005     before 5 April 82                 before 5 April 1977
   + 2005        after 5 April 1982       After 5 April 77 but before 1 Jan 1978
   + 2006                                            1978* and 1979*
   + 2007                                            1980* and 1981*
   + 2008                                                 1982*
   + 2009                                                 1983*
   + 2010                                             1984* or later

                    + by Anniversary of Delivery Date In Year
                                * subject to CAS

For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after 5 April 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date has been brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag State may permit oil tankers to operate to 25 years of age provided that, not later than 1 July 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL 13E; or

o Wing tanks having a width which does not meet that required by IBC Code - Type 2.

Exception Two - a flag State may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 years of age or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

Although the flag States are permitted to grant extensions in both of the above cases provided CAS is satisfactorily completed and IMO has been so informed of the extension, coast States have the right to deny oil tankers that have been granted such extensions into their ports and offshore terminals.

Oil tankers granted life extension under Exception One may be denied entry after 2015 if they are 25 years of age and older. Oil tankers with neither double bottoms nor double sides which have been granted an extension under Exception Two may be denied entry after the relevant phase out date.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our Vessel.

The operation of our Vessel is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that we have developed.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the United States Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States., which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resources damages and related assessment costs;
     o    real and personal property damages;
     o net loss of taxes, rents, royalties, rents, fees and other lost revenues;
     o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and
     o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.

Chevron insures the Vessel with pollution liability insurance in the maximum commercially available amount of $1.0 billion per any one incident or occurance. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, oil tankers without double hulls will not be permitted to come to United States ports or trade in the United States waters by 2015.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4.0 million plus approximately $566.0 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $80.5 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA") came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code ("ISPS"). Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Our vessel has a double hull and complies with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

C. ORGANIZATIONAL STRUCTURE

The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Frontline Ltd, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

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

Between the Closing Date and the delivery date of its Vessel, the operations of the Company consisted solely of (i) making payments of interest on the Notes,
(ii) making payments of Recurring Fees and Management Fees, (iii) making additional installments under the building contracts, (iv) receiving interest on amounts held in the Pre-Funding Account, (v) receiving certain non-cash contributions from the Technical Supervisor of services and Owners' Items and
(vi) fulfilling its obligations under a Registration Rights Agreement.

The Vessel was accepted by the Company under the Building Contract on March 15, 1999 and concurrently was delivered to Chevron.

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

Vessels and Depreciation

The cost of the Company's vessel is depreciated to estimated residual value on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years and this is a common live expectancy applied in the shipping industry.

The Vessels held and used by the Company is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Recently Issued Accounting Standards and Securities and Exchange Commission
Rules

In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. As such, adoption of SFAS 153 will not have an effect on the Company's results until that date.

Results of Operations

Year Ended December 31, 2004 compared with the Year Ended December 31, 2003

In the years ended December 31, 2004 and 2003 the Company earned $9,927,635 charter income, which represents hire for one complete year at a rate of $27,199 per day. In the year ended December 31, 2004, the Company earned $320,197 interest income, increased from $317,147 in 2003 due to higher average cash balances throughout the period.

Interest expense was $5,737,090 in 2004 compared with $6,016,798 in 2003, the decrease being due to the repayment of $4,200,000 of Serial Notes on February 1, 2004.

In each of the years ended December 31, 2004 and 2003 depreciation expense of $3,216,624 represents one year's charge.

Net income was $1,198,201 for the period ended December 31, 2004 compared with $902,561 in 2003.

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

To the extent that Chevron does not terminate the Initial Charter, the balance of funds on deposit in the debt service reserve fund will exceed the amount of the Term Notes outstanding by approximately August 1, 2014. To the extent that Chevron terminates the Initial Charter at the first Optional Termination Date thereof, the average daily bareboat charter hire rate that would be sufficient to permit timely payments of principal and interest on the Term Notes until their maturity date is approximately $18,569.

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

Name                    Age         Position with the Company
----                    ---         -------------------------

Andrew James Baker      46          Secretary
Kate Blankenship        40          Director
John Michael Killip     61          Director
Tor Olav Troim          42          Director

Andrew James Baker: Isle of Man resident secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. She has been employed by Frontline since 1994 and is currently the Chief Accounting Officer and Secretary and a Director. Mrs. Blankenship is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge Tankers Ltd, a Bermuda company listed on the NASDAQ National Market, since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship is Director and Secretary of Ship Finance International Limited since October 15, 2003. Mrs. Blankenship has served as a director of Golar LNG Limited, a Bermuda company listed on the NASDAQ National Market and Oslo Stock Exchange, since July, 2003.

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

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. Mr. Troim has been Vice-President and a director of Frontline since November 3, 1997. He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies and
Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. From January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Since May 2000, Mr. Troim has been a director and Vice-Chairman of Knightsbridge Tankers Ltd, A Bermuda company listed on the NASDAQ National Market. Mr. Troim is President and Chief Executive Officer of Ship Finance International since October 15, 2003. Mr. Troim has served as a director of Golar LNG Limited, a Bermuda company listed on the NASDAQ National Market and Oslo Stock Exchanges since May 2001. From January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.

B. COMPENSATION

During 2004, the Company paid its directors and officers aggregate compensation of (pound)750.

C. BOARD PRACTICES

In accordance with the by-laws of the Company the number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall hold office until the next annual general meeting following his election or until his successor is elected.

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

E. SHARE OWNERSHIP

At June 20, 2005, none of the directors or officers of the Company owned any common shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 20, 2005.

                              Beneficial Ownership

                          Name and                  Number
     Class of             address of                of                Percent
     Shares               Beneficial Owners         Shares            of Class
     ------               -----------------         ------            --------

     Common Shares        Frontline Ltd(1)          2                 100%

(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline Ltd.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

Pursuant to the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2004, 2003, and 2002 were $50,000 and $20,833, respectively.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of Frontline at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2004 is as follows:

     i)   Serial Notes

     The outstanding Serial Notes bear interest at rates ranging from 6.80% to 6.85% through maturity. The Serial Notes have matured over a seven-year period beginning one year from February 1, 2000. Interest is payable semi-annually on February 1 and August.

     The outstanding Serial Notes have the following characteristics:

     Maturity date                            Interest rate            Principal
     -------------                            -------------            ---------
     February 1, 2005                                 6.80%            4,450,000
     February 1, 2006                                 6.85%            4,400,000
                                                                       ---------
                                                                      $8,850,000
                                                                      ==========

     As of December 31, 2004, and 2003 the average effective interest rate for the Serial Notes was 6.827% and 6.786%.

     ii)  Term Notes

     The Term Notes bear interest at a rate of 8.04% per annum payable on February 1 and August 1 of each year. The Term Notes will be subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

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
                                                                     -----------
                                                                     $63,550,000
                                                                     ===========

(b)  Qualitative information about market risk

The Company was organized solely for the purpose of acquiring and chartering the Vessel, using the proceeds of the Term Notes and the Serial
Notes allocated to the Company by GSPTC.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, with the assistance of Frontline, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officers and principal financial officers concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company.

ITEM 16B. CODE OF ETHICS

The Company's equity is neither listed nor publicly traded. The equity is held by one beneficial holder, Frontline. The Company's obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by a code of ethics would have no applicability to the Company.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  Audit Fees

The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant, Grant Thornton, for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

     Fiscal year ended December 31, 2004                                $ 15,370
     Fiscal year ended December 31, 2003                                $ 12,500

(b)  Audit -Related Fees

For the fiscal years ended December 31, 2004 and 2003, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees

For the fiscal years ended December 31, 2004 and 2003, there have been no aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees

For the fiscal years ended December 31, 2004 and 2003, there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

The Company's Board of Directors has assigned responsibility for its engagement of the auditors to the Company's Manager.


ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Registered Public Accounting Firm                      F-1

Balance Sheets at December 31, 2004 and 2003                                 F-2

Statements of Operations and Retained Earnings (Accumulated
Deficit) for the Years Ended December 31, 2004, 2003 and 2002                F-3

Statements of Cash Flows for the Years Ended December 31, 2004,
2003 and 2002                                                                F-4

Notes to Financial Statements                                                F-5

             Report of Independent Registered Public Accounting Firm

To the Board of Directors
Golden State Petroleum Transport Corporation

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2004 and 2003, and the related statements of operations and retained earnings (accumulated deficit), and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.


Grant Thornton LLP

New York, New York
February 16, 2005

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Balance Sheets

As of December 31, 2004 and 2003

(in US$)

ASSETS                                                        2004          2003

Restricted investments                                 $ 7,796,800   $ 7,659,721

Debt issue costs                                           556,340       595,844

Vessel, net                                             67,951,997    71,168,621
                                                       -----------   -----------

Total assets                                           $76,305,137   $79,424,186
                                                       ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Interest payable and other liabilities                 $ 2,401,516   $ 2,518,766

Short term portion of Mortgage notes                     4,450,000     4,200,000

Long term portion of Mortgage notes                     67,950,000    72,400,000
                                                       -----------   -----------

Total liabilities                                       74,801,516    79,118,766
                                                       -----------   -----------

Commitments and Contingencies

Stockholders' equity

Common stock, no par value; 2,000 shares authorized;

2 shares issued and outstanding                                  2             2

Retained earnings                                        1,503,619       305,418
                                                       -----------   -----------

Total stockholders' equity                               1,503,621       305,420
                                                       -----------   -----------

Total liabilities and stockholders' equity             $76,305,137   $79,424,186
                                                       ===========   ===========

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Operations and Retained Earnings (Accumulated Deficit)

For the years ended December 31, 2004, 2003 and 2002

(in US$)

                                            2004           2003            2002

Revenue

Charter income                      $  9,927,635   $  9,927,635    $  9,927,635

Interest income                          320,197        317,147         313,520
                                    ------------   ------------    ------------

Total revenue                         10,247,832     10,244,782      10,241,155
                                    ------------   ------------    ------------

Expenses

Interest expense                       5,737,090      6,016,798       6,276,331

Management fees & other expenses          56,413         55,152          55,182

Depreciation                           3,216,624      3,216,624       3,216,624

Amortization of debt issue costs          39,504         53,647          95,964
                                    ------------   ------------    ------------

Total expenses                         9,049,631      9,342,221       9,644,101
                                    ------------   ------------    ------------

Net income                          $  1,198,201   $    902,561    $    597,054
                                    ============   ============    ============

Retained earnings (accumulated
deficit), start of year             $    305,418   $   (597,143)   $ (1,194,197)
                                    ------------   ------------    ------------

Retained earnings (accumulated
deficit), end of year               $  1,503,619   $    305,418    $   (597,143)
                                    ============   ============    ============

See accompanying Notes to Financial Statements

GOLDEN STATE PETRO (IOM I-B) PLC
(A Wholly-owned subsidiary of Golden State Holdings I, Limited)

Statements of Cash Flows

For the years ended December 31, 2004, 2003 and 2002

(in US$)

                                              2004           2003          2002
Cash flows from operating activities

Net income                             $ 1,198,201    $   902,561   $   597,054

Adjustments to reconcile net income
to net cash provided by operating
activities:

Depreciation                             3,216,624      3,216,624     3,216,624

Amortization of debt issue costs            39,504         53,647        95,964

Changes in operating assets and
liabilities

Decrease in interest payable and
other liabilities                         (117,250)      (108,788)     (928,282)
                                       -----------    -----------   -----------

Net cash provided by operating
activities                               4,337,079      4,064,044     2,981,360
                                       -----------    -----------   -----------

Cash flows from investing activities

(Increase) decrease in restricted
investments                               (137,079)      (114,044)      718,640
                                       -----------    -----------   -----------

Net cash (used in) provided by
investing activities                      (137,079)      (114,044)      718,640
                                       -----------    -----------   -----------

Cash flows from financing
activities

Repayment of mortgage notes             (4,200,000)    (3,950,000)   (3,700,000)
                                       -----------    -----------   -----------

Net cash used in financing
activities                              (4,200,000)    (3,950,000)   (3,700,000)
                                       -----------    -----------   -----------

Net Change in Cash                     $        --    $        --   $        --
                                       ===========    ===========   ===========

Supplemental disclosures of cash
flow information:
Cash paid during the period for
interest                               $ 5,854,340    $ 6,125,588   $ 6,377,310
                                       ===========    ===========   ===========

See accompanying Notes to Financial Statements

1.   DESCRIPTION OF BUSINESS

     Golden State Petro (IOM I-B) PLC (the "Company"), together with Golden State Petro (IOM I-A) PLC ("IOM I-A"), has been formed as an Isle of Man public limited company for the purpose of each acquiring and chartering a very large crude oil carriers ("VLCCs").

     Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation as an agent for the Company and IOM I-A, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to the Company is $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to the Company have been used by the Company to fund the construction of a VLCC. The vessel, the "Phoenix Voyager" (the "Vessel"), was delivered to the Company on March 15, 1999 and concurrently was chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter for a term of eighteen years. Chevron has an option to terminate the charter on the eighth anniversary of the delivery date for the VLCC. Chevron's obligations under the initial charter are guaranteed by Chevron Corporation.

     The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned Frontline Ltd, a publicly listed Bermuda company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2004 the amount outstanding on the Notes was $143,400,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

     Operating Lease

     The operating lease commenced upon the delivery of the Vessel to Chevron. Income from the operating lease is being recognized rateably over the term of the leases.

     Vessel

     The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight-line basis over the Vessel's remaining life. The remaining life is estimated to be 25 years from delivery.

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

          Mortgage Notes: The estimated fair value of the mortgage notes is based on the quoted market price of these or similar notes when available. The carrying value and estimated fair value of the Notes consisted of the following at December 31, 2004 and 2003:

     ---------------------------------------------------------------------------
                                     2004         2004         2003         2003
                                 Carrying         Fair     Carrying         Fair
                                    Value        Value        Value        Value
     ---------------------------------------------------------------------------
     Term Notes                63,550,000   69,507,813   63,550,000   61,829,066
     Serial Notes               8,850,000    8,991,945   13,050,000   13,621,302

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

     Income Taxes

     The Company is exempt from United States Federal, state and local income taxes on its international shipping income and has been granted exemptions from the statutory 18% tax on profits required to be assessed against Isle of Man companies.

     Certain entities are exempt from US corporate income tax on US source income from their international shipping operations if (i) their countries of incorporation exempt shipping operations of US persons from income tax (the "Incorporation Test") and (ii) they meet the "Ultimate Owner Test". A company meets the Ultimate Owner Test if more than 50% of the value of its stock is owned directly or indirectly pursuant to specified constructive stock ownership rules by individuals who are residents of a foreign country that exempts US persons from tax on shipping earnings. The Company meets the Incorporation Test because the Company is incorporated in the Isle of Man, which provides the required exemption to US persons involved in shipping operations pursuant to an exchange of diplomatic notes with the United States, and the Company believes more than 50% of the value of its outstanding stock is indirectly owned by individuals who are residents of countries which provide the required exemption to US persons involved in shipping operations. The issue of residence is, however, inherently factual and cannot be determined with certainty. F-6 Based on the foregoing, the Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

     In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. As such, adoption of SFAS 153 will not have an effect on the Company's results until that date.

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

5.   DEBT ISSUE COSTS

     The debt issue costs are comprised of the following amounts:

                                                         2004              2003

     Debt issue costs                             $ 1,233,272       $ 1,233,272
     Accumulated amortization                        (676,932)         (637,428)
                                                  -----------       -----------
                                                  $   556,340       $   595,844
                                                  ===========       ===========

6.   VESSEL

                                                              2004          2003

     Cost at beginning of year                         $86,715,638   $86,715,638
                                                       ===========   ===========

     Accumulated depreciation at beginning of year     $15,547,017   $12,330,393
     Charge for year                                     3,216,624     3,216,624
                                                       -----------   -----------
     Accumulated depreciation at end of year           $18,763,641   $15,547,017
                                                       ===========   ===========

     Net book value at end of year                     $67,951,997   $71,168,621
                                                       ===========   ===========

7.   MORTGAGE NOTES

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $24,900,000 was allocated to the Company. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

     ---------------------------------------------------------------------------
     (in thousands of $)                                     2004          2003
     ---------------------------------------------------------------------------

     Serial notes due February 1, 2004                         --         4,200
     Serial notes due February 1, 2005                      4,450         4,450
     Serial notes due February 1, 2006                      4,400         4,400
     Term notes due February 1, 2019                       63,550        63,550
     ---------------------------------------------------------------------------
     Total mortgage notes                                  72,400        76,600
     Less: short-term portion                              (4,450)       (4,200)
     ===========================================================================
                                                           67,950        72,400
     ===========================================================================

     The outstanding debt as of December 31, 2004 is repayable as follows:

     Year ending December 31,
     (in thousands of $)
     2005                                                                  4,450
     2006                                                                  4,400
     2007                                                                     --
     2008                                                                     --
     2009                                                                     --
     2010 and later                                                       63,550
     ---------------------------------------------------------------------------
     Total debt                                                           72,400
     ===========================================================================

     As of December 31, 2004, the effective average interest rate for the Serial Notes was 6.827%.

     The Term Notes are subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019. The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

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
                                                                     -----------
                                                                     $63,550,000
                                                                     ===========

     The Notes have priority of payment as described in the Indenture Agreement and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the initial charter, the Chevron Corporation guarantee and certain other collateral.

     The Notes will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes of the Vessel if the Vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

     If Chevron exercises any of its termination options as defined in the Initial Charter, and the Company does not enter into an acceptable replacement charter for the Vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the Vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the Vessel and the allocable portion of the Restricted Investments account, in an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund. The debt service reserve fund, together with the interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes. If all the holders of the Term Notes do not consent to such a sale, Frontline as Manager, will attempt to recharter the Vessel.

     The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) a Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer thereunder is required to pay charter hire equal to or greater than the charter hire payable by Chevron during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such Vessel. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

     The Indenture governing the Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.

8.   COMMITMENTS AND CONTINGENCIES

     The following is a schedule by years of minimum future charter income on the non-cancelable portion of the operating lease for the fiscal years ending December 31:

     2005                                                            $ 9,927,635
     2006                                                              9,927,635
     2007                                                              2,019,526
                                                                     -----------
                                                                     $21,874,796
                                                                     ===========

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

10.  RELATED PARTY TRANSACTIONS

     Pursuant to an agreement (the "Management Agreement") between the Company and Frontline (the "Manager"), an affiliate of the Company, the Manager provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by the Manager from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2004, 2003 and 2002 are as follows:

                                                  2004         2003         2002
     Management fee expenses                   $50,000      $50,000      $50,000
     Management fee payable                    $20,833      $20,833      $20,833

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

12.1 Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2 Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13    Certification pursuant to 18 USC Section 1350, as adopted pursuant to
      Section 906 of the Sarbanes-Oxley Act of 2002

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

                                 Date: June 30, 2005



02089.0007 #582913