Form 20-F
period 2005-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2006-06-27
CIK 1038461

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

For the fiscal year ended December 31, 2005

                                       OR
[ ]              TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                              -------------------------------------------------
Commission file number          333-26227
                        -------------------------------------------------------

                        Golden State Petro (IOM I-B) PLC
-------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                        Golden State Petro (IOM I-B) PLC
-------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                   Isle of Man
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

              c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act.

    Title of each class                           Name of each exchange
                                                   on which registered
--------------------------------                -------------------------------
          None

Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
-------------------------------------------------------------------------------
                                (Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

       Golden State Petroleum Transport Corporation 8.04% First Preferred
                            Mortgage Notes Due 2019
-------------------------------------------------------------------------------
                                (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                2 Shares of Common Stock, no par value per share
-------------------------------------------------------------------------------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
                                                        [_] Yes       [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                        [_] Yes       [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                         [X] Yes      [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]  Accelerated filer [_]  Non-accelerated filer [X]


Indicate by check mark which financial statement item the registrant has elected to follow:

            Yes [X]                             No  [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

        Item 17 [_]                        Item 18 [X]

                                TABLE OF CONTENTS

                                                                           PAGE
PART I

Item 1.       Identity of Directors, Senior Management and
              Advisors......................................................1
Item 2.       Offer Statistics and Expected
              Timetable.....................................................1
Item 3.       Key Information...............................................1
Item 4.       Information on the Company....................................5
Item 4A       Unresolved staff comments.....................................17
Item 5.       Operating and Financial Review and
              Prospects.....................................................17
Item 6.       Directors, Senior Management and
              Employees.....................................................20
Item 7.       Major Shareholders and Related Party
              Transactions..................................................21
Item 8.       Financial Information.........................................22
Item 9.       The Offer and Listing.........................................23
Item 10.      Additional Information........................................23
Item 11.      Quantitative and Qualitative Disclosures about Market
              Risk..........................................................24
Item 12.      Description of Securities Other Than Equity
              Securities....................................................25

PART II

Item 13.      Defaults, Dividend Arrearages and
              Delinquencies.................................................25
Item 14.      Material Modifications to the Rights of Security Holders
              and Use of Proceeds...........................................25
Item 15.      Controls and Procedures.......................................26
Item 16.      Reserved......................................................26
Item 16A.     Audit Committee Financial Expert..............................26
Item 16B.     Code of Ethics................................................26
Item 16C.     Principal Accountant Fees and services........................27
Item 16D.     Exemptions From the Listing Standards For
              Audit Committees..............................................27
Item 16E.     Purchases of Equity securities by the Issuer and Affiliated
              Purchasers....................................................27

PART III

Item 17.      Financial
              Statements....................................................28
Item 18.      Financial
              Statements....................................................28
Item 19.      Exhibits......................................................II-1

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

     Golden State Petro (IOM 1-B) PLC desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

                                     PART I


ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.    KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2005, 2004 and 2003, and the selected balance sheet data with respect to the fiscal years ended December 31, 2005 and 2004, have been derived from the Company's Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2002 and 2001 and the selected balance sheet data with respect to the fiscal years ended December 31, 2003, 2002 and 2001 has been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.


                                           Year Ended December 31,
                             2005        2004        2003       2002      2001
(U.S. Dollars in thousands, except share data)

Statement of operations and retained earnings data;
Total  operating revenues   9,928       9,928      9,928      9,928     9,928
Net income (loss)           1,504       1,199        902        597       355

Per share data:
Dividends per share           -           -           -          -         -

Balance sheet data:
Vessel, net                64,735      67,952     71,169     74,385    77,602
Total Assets               73,233      76,305     79,424     82,580    86,612
Total Short Term Note
  Obligations               4,400       4,450      4,200      3,950     3,700
Total Long Term Note
  Obligations              63,550      67,950     72,400     76,600    80,550
Stockholder's equity
  (deficit)                 3,008      1,504         305      (597)   (1,194)

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation, which we refer to as Chevron. The charter commenced on March 15, 1999, the delivery date of our vessel, and ends on the eighteenth anniversary of such delivery date. Chevron had an option to terminate the charter on the eighth anniversary of the delivery date of the vessel and has termination options on each of the four subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must give us (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.

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

Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance at any time after the expiration or termination of our current charter with Chevron. Among the factors which could lead to such a decrease are:

     -    increased crude oil production from non-Arabian Gulf areas;

     -    increased refining capacity in the Arabian Gulf area;

     - increased use of existing and future crude oil pipelines in the Arabian Gulf area or elsewhere in the world;

     - a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

     -    armed conflict in the Arabian Gulf and political or other factors; and

     - the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Because our charter may be terminated on certain dates starting in March 2009, we may incur additional expenses and not be able to recharter our vessel profitably

Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for us and Golden State Petro (IOM I-A) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to us, were used to fund the construction of our vessel.

Chevron had its first option to terminate its charter on March 15, 2007 and has termination options on each of the four subsequent two-year anniversaries thereof. Chevron has the sole discretion to exercise these options and will not owe any fiduciary or other duty to the holders of the Notes in deciding whether to exercise the termination options, and their decision may be contrary to our interests or those of the holders of the Notes.

We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its termination options under the charter. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether competitive charterhire rates are available to them in the open market at that time.

In the event that Chevron does terminate our current charter, we will attempt to arrange a replacement charter, or may sell the vessel. Replacement charters may include shorter term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

We operate in the highly competitive international tanker market which could affect our position at the end of our current charter and if Chevron terminates its charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron terminates the charter on any of the remaining optional termination dates, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

Compliance with environmental laws or regulations may adversely affect our earnings and financial conditions at the end of the existing charter or if Chevron terminates its charter prior to that time

Regulations in the various states and other jurisdictions in which our vessel trades affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessel. Although Chevron is responsible for all operational matters and bears all these expenses during the term of our current charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance at the end of the existing charter or if Chevron terminates its charter prior to that time

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charter, Chevron bears all risks associated with the operation of our vessel including the total loss of the vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the existing charter or in the event our existing charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims.

We are highly dependent on Chevron and its guarantor

We are highly dependent on the due performance by Chevron of its obligations under the charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee. A failure by Chevron or Chevron Corporation to perform their obligations could result in our inability to service the Notes. If our Note holders had to enforce the mortgages securing our Notes, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our vessel

We currently must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations. Our ability to pay interest on, and other amounts due in respect of, our Notes will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control. There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Notes.

Governments could requisition our vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of our vessel would negatively impact our revenues.

Our Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Notes and your ability to trade them

Our Notes are not listed on any national securities exchange or traded on the Nasdaq National Market and have no established trading market. Consequently, our Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance. The placement agents for our Notes currently make a market for our Notes, but are not obligated to do so and may discontinue their market making activity at any time. In addition, their market making activity is subject to the limits imposed by the Securities Act and the Exchange Act. We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid. Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2005, we had $67.95 million in total indebtedness outstanding and a stockholders' equity of $3.0 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

We have a limited business purpose which limits our flexibility

Our activity is limited to issuing the Notes, engaging in the acquisition, disposition, ownership, and chartering of a VLCC oil tanker. During the terms of our charter with Chevron we expect that the only source of operating revenue from which we may pay principal and interest on the Notes will be from this charter.


ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Golden State Petro (IOM I-B) PLC, the Company, and Golden State Petro (IOM I-A) PLC ("IOM I-A"), together the Companies, are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a VLCC.

Golden State Petroleum Transport Corporation, or GSPTC, a Delaware corporation as an agent for the Company and IOM I-A, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes, and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together the Notes. The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to us, were used to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation. The VLCC, which we refer to as the Vessel, the "Pheonix Voyager" (renamed from the, "J. Bennett Johnston"), was accepted by us under the building contract on March 15, 1999 and concurrently was delivered to Chevron under an initial charter for a term of eighteen years (the "Initial Charter"). The Vessel is a double-hulled carrier of approximately 308,500 deadweight tonnes ("dwt") and is currently registered under the Bahamian Flag. Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

We, along with, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, or GSH, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company, or ITC, which itself is wholly owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

We charter our Vessel to Chevron under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) our obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes (the "Indenture Trustee") and (v) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by us to fund a debt service reserve fund and (b) that the Vessel will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and re-marketing services to be available in case any Initial Charter is terminated or the Vessel is for any other reason returned to our possession and use.

We were incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies. The Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry. We conduct our business and are resident in the Isle of Man; to date we have not incurred taxation on its income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

Our principal executive offices of the Company are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is 011 (44) 1624-638303.

B. BUSINESS OVERVIEW

Under a management agreement with each Company, each a "Management Agreement," Frontline provides administrative, ship management and advisory services to the Companies as manager, or Manager. Pursuant to each Management Agreement, the Manager receives a fee, the Management Fee, of $50,000 per year per Vessel which is payable semi-annually. All costs of maintaining our corporate status, accounting and auditing fees and other related costs, which we refer to as Recurring Fees, are payable by the Manager from the Management Fee. We believe that the Management Fee will be sufficient to cover our anticipated expenses during the term of the Initial Charter.

Charter Market

The  Initial  Charter

Pursuant to the Initial Charter, Chevron has agreed to charter the Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Chevron has the right to terminate the Initial Charter on five dates (each, an "Optional Termination Date") beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof (each, a "Fixed Period") and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. Charter hire after the Fixed Period will be $28,500. During the term of the Initial Charter, we are not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessel and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, Chevron is required to pay charter hire in respect of the Vessel without offset or deduction for any reason whatsoever.

If the optional termination date is the first optional termination date, Chevron must give us (i) non-binding notice of its intent to exercise the option at least twelve months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date. If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. As of June 13, 2006, we had not received any notice of Chevron's intent to exercise the first optional termination date of March 15, 2007.

Remarketing

In the event Chevron gives us notice of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc. ("McQuilling") and ACM Shipping Limited ("ACM Shipping") have agreed to provide on a non-exclusive basis remarketing services if Chevron exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker which has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

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

The International Tanker Market

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of our vessel also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage.

The oil transportation industry has historically been subject to regulation by national authorities and through international conventions. Over recent years, however, an environmental protection regime has evolved which could have a significant impact on the operations of participants in the industry in the form of increasingly more stringent inspection requirements, closer monitoring of pollution-related events, and generally higher costs and potential liabilities for the owners and operators of tankers.

In order to benefit from economies of scale, tanker charterers will typically charter the largest possible vessel to transport oil or products, consistent with port and canal dimensional restrictions and optimal cargo lot sizes. The oil tanker fleet is generally divided into the following five major types of vessels, based on vessel carrying capacity:

        (i)   ULCC-size range of approximately 320,000 to 450,000 dwt;
        (ii)  VLCC-size range of approximately 200,000 to 320,000 dwt;
        (iii) Suezmax-size range of approximately 120,000 to 200,000 dwt;
        (iv)  Aframax-size range of approximately 60,000 to 120,000 dwt; and
         (v)  small tankers of less than approximately 60,000 dwt.

ULCCs and VLCCs typically transport crude oil in long-haul trades, such as from the Arabian Gulf to Rotterdam via the Cape of Good Hope. Suezmax tankers also engage in long-haul crude oil trades as well as in medium-haul crude oil trades, such as from West Africa to the East Coast of the United States. Aframax-size vessels generally engage in both medium-and short-haul trades of less than 1,500 miles and carry crude oil or petroleum products. Smaller tankers mostly transport petroleum products in short-haul to medium-haul trades.

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

        - changes in seaborne and other transportation patterns, including pipelines.

The factors that influence the supply of tanker capacity include:

        -     the number of newbuilding deliveries;

        -     the scrapping rate of older vessels

        -     potential conversion of tankers to other purposes; and

        -     the number of vessels that are out of service.

Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the vessel, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the vessel at the termination or expiration of the Initial charter.

For the third year in a row the tanker market was very profitable, even if 2005 could not compete with 2004. The extreme volatility witnessed in rates during 2004 was experienced to a smaller extent in 2005. According to industry reports, the time charter equivalent earnings, or TCEs, for a modern VLCC ranged between lows of $24,000 per day and highs of $130,000 in 2005.

The International Energy Agency ("IEA") reported in their May issue, that world oil demand in 2005 was 83.59 million barrels per day ("mbd"), an increase of
1.05 mbd over 2004. The Middle East, China and North America contributed with 55% of this increase which is an indicator of their strong economic growth.

Lack of spare oil production capacity drove crude oil prices to about $70 per barrel towards the end of the year and dampened the extremely strong growth in oil consumption of close to 4.0% in 2004 to 1.3% in 2005 according to the IEA. China continued its rapid economic growth in 2005 with GDP increasing 9.8% though its annual growth in oil demand was down from 15.4% in 2004 to 2.4% in 2005. The hurricanes Katrina and Rita which hit the US Gulf in August and September were each among the top five most powerful storms of all time and lead to damages to production platforms which caused additional ton-miles for the last quarter of 2005. It is estimated that hurricanes reduced U.S. production by
0.4 million barrels per day, as an average over the year. Geopolitical tension in Nigeria, Venezuela, Iraq, Iran and other parts of the Middle East, seems to have had limited effect on their production as the OPEC members increased their production by 3.2% in 2005 compared to total world supply which increased 1.3%.

The world VLCC fleet increased by 4.7% in 2005 from 441 vessels to 465 vessels. Only one VLCC was scrapped during the year while eight were converted. A total of 30 were delivered during the year. The total order book for VLCCs was at 92 vessels at the end of 2005, of which 35 were ordered during the year. The order book at the year end 2005 for VLCCs represented 19.8% of the existing fleet.

Even though spot market rates have declined during the first four months of 2006, we believe the outlook for the remainder of 2006 is positive due to the continued growth in oil consumption combined with relatively few deliveries, combined with an increasing amount of conversions for other purposes, which should lead to a positive demand environment for tankers.

There is no guarantee that tanker rates would be sufficient to meet the debt service required if the bareboat charters entered into with Chevron are not terminated. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

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

A vessel must be inspected by a surveyor of the classification society every year ("Annual Survey"), every two and a half years ("Intermediate Survey") and every four to five years ("Special Survey"). Each vessel is also required to be dry docked every 30 to 60 months for inspection of the underwater parts of the vessel. If any defects are found, the classification surveyor will issue a "recommendation" which has to be acted upon, and the defect must be rectified by the shipowner within a prescribed time limit. At the Special Survey, the vessel is examined thoroughly, including an inspection to determine the thickness of the steel plates in various parts of the vessel, and repairs may be recommended. For example, if the thickness of the steel plates is found to be less than class requirements, steel renewals will be prescribed. A one-year grace period may be granted by the classification society to the shipowner for completion of the Special Survey. If the vessel experiences excessive wear and tear, substantial amounts of money may have to be spent for steel renewals to pass a Special Survey. In lieu of the Special Survey every four to five years, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, whereby every part of the vessel is surveyed within a five-year cycle. Insurance underwriters make it a condition of insurance coverage for the vessel to be "classed" and "class maintained" and the failure of a vessel to be "classed" and "class maintained" may render such a vessel unusable.

The Vessel will be maintained during the term of the Initial Charter by Chevron in accordance with good commercial maintenance practice commensurate with other vessels in Chevron's fleet of similar size and trade, as required by the Initial Charter. The Initial Charter requires Chevron to return the Vessel on termination of the Initial Charter "in class" under the rules of the American Bureau of Shipping (or another classification society previously approved by the Company). In addition, we have the right to inspect the Vessel and to require surveys upon redelivery, and Chevron will be responsible for making or
compensating  us  for  certain   necessary   repairs  in  connection  with  such
redelivery.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events. Pursuant to the Initial Charter, the Vessel may be operated throughout the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including the Vessel.

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our Vessel. The various types of governmental regulation that affect our vessels include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international and other national regulations.

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

International Maritime Organization

The International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention." The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by more than 150 nations, including many of the jurisdiction in which our Vessel operates, provide, in part, that:

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

These regulations were amended in 2001 and provided a timetable for the phase out of single hull tankers. This timetable was amended again in December 2003 in response to European Union, or EU, proposals, further accelerating the final phase-out dates for single hull tankers.

The baseline phase-out dates apply to tankers according to their certified arrangement (protectively located segregated ballast tanks or PL/SBT) and the type of oil carried as cargo. These regulations identify 3 categories of single hull tankers, including double side and double bottom tankers:

a) Category 1 (Pre- PL/SBT) oil tankers--any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

b) Category 2 (PL/SBT) oil tankers--any tanker of 20,000 dwt or above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or of 30,000 dwt or above carrying other types of oil.

c) Category 3 oil tankers--any tanker of between 5,000 dwt and 20,000 dwt carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo or less than 30,000 dwt carrying other types of oil.

The table below provides the specific phase out dates according to each category of oil tanker. Oil tankers that meet MARPOL Regulation 13F or have double bottoms and double sides with dimensions in compliance with MARPOL Regulation 13G1(c) continue to be exempt from the accelerated phase out.


Baseline Phase Out Scheme

  Phase Out Date                        Year of Delivery

                        Category 1          Category 2         Category 3
   April 5, 2005   before April 5, 1982          before April 5, 1977
      + 2005       after April 5, 1982      After April 5, 1977 but before
                                                   January 1, 1978
      + 2006                                       1978* and 1979*
      + 2007                                       1980* and 1981*
      + 2008                                            1982*
      + 2009                                            1983*
      + 2010                                        1984* or later
                   + by Anniversary of Delivery Date In Year
                               * subject to CAS


For Category 2 and 3 tankers, a successful completion of the Condition Assessment Scheme (CAS) is required by 15 years of age or by the first intermediate or renewal survey due after April 5, 2005, which ever occurs later.

The new phase-out regime became effective on April 5, 2005. For Category 1 tankers (pre-MARPOL tankers without segregated ballast tanks, generally built before 1982), the final phase-out date was brought forward to 2005 from 2007. For Category 2 tankers (MARPOL tankers, generally built after 1982) the final phase out date has brought forward to 2010 from 2015.

To soften the significant impact that would occur if the approximately 700 tankers (approximately 67.0 million tons dwt) were to be phased out globally in 2010 as per above, two exceptions to the baseline phase out dates were adopted which allow Category 2 and 3 oil tankers that have passed the CAS to operate beyond the 2010 cut-off date as summarized below:

Exception One - a flag state may permit oil tankers to operate to 25 years of age provided that, not later than July 1, 2001, the entire cargo tank length is protected with one of the following arrangements which cannot be used for the carriage of oil:

o Double bottoms having a height at centerline which does not meet that required by the MARPOL Regulation 13E; or

o Wing tanks having a width which does not meet that required by the International Bulk Chemical Code for type 2 cargo tank location.

Exception Two - a flag state may permit oil tankers, that do not have double bottoms nor double sides, to operate to the age of 25 or the anniversary date of the tanker's delivery in 2015, whichever occurs earlier.

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

In December 2003, the IMO adopted MARPOL Regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under MARPOL Regulation 13H, HGO means any of the following:

o    crude oils having a density at 15(0)C higher than 900 kg/m3;

o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

o    bitumen, tar and their emulsions.

Under MARPOL Regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our Vessel. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our Vessel.

The operation of our Vessel is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires ship owners and bareboat charterers to maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for emergencies. The failure of a ship owner or a bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in certain ports. We rely on the safety management system that has been developed by Chevron.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. Chevron is required to renew these documents of compliance and safety management certificates annually.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tanker's denial of access to, or detention in, some ports. Both the United
States Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers.

United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act of 1980

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

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

o    natural resources damages and related assessment costs;
o    real and personal property damages;
o    net loss of taxes, rents, royalties, fees and other lost revenues;
o net cost of public services necessitated by a spill response such as protection from fire, safety or health hazards; and
o    loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Under a recently proposed legislation, OPA liability limits will be increased, when such legislation is enacted, to the greater of $1,900 per gross ton or $16.0 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA, which applies to owners and operators of tankers, contains a similar liability regime and provides for cleanup and removal of hazardous substances and for natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

OPA also requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. We expect that if the recently proposed legislation increasing liability limitations under OPA is enacted, the United States Coast Guard will accordingly increase the amounts of the financial responsibility. Under these regulations, an owner or operator of more than one tanker is required to obtain a certificate of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.

Operators, such as Chevron in the case of our Vessel, are required to insure their vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion any one incident or occurrence. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

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

Other U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act (the "CWA") prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Our Vessel currently carry cargoes to U.S. waters regularly and we believe that it is suitable to meet OPA and other U.S. environmental requirements and that it would also qualify for trade if chartered to serve U.S. ports.

European Union Tanker Restrictions

In July 2003, the European Union adopted legislation, which was amended in October 2003, that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The EU has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age have also been restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. The EU is also considering legislation that would: (1) ban manifestly sub-standard vessels
(defined as those more than 15 years old that have been detained by port authorities at least twice in a six month period) from EU waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain EU nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the EU or any other country or authority.

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defenses. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defense under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

The unit of account in the 1992 Conventions is the Special Drawing Right (SDR) as defined by the International Monetary Fund. In this document the SDR has been converted into US dollars at the rate of exchange applicable on May 2, 2006 of SDR 1 = USD 1.477760.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

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

C. ORGANIZATIONAL STRUCTURE

We, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Frontline Ltd, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

The Company does not have any subsidiaries.

D. PROPERTY, PLANTS AND EQUIPMENT

Other than the Vessel referred to above, the Company has no property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

We were formed as an Isle of Man public limited company for the purpose of acquiring and chartering a Vessel.

At the time of the issuance of the Notes by GSPTC, which we refer to as the "Closing Date," we (i) received the net proceeds from the sale of the Notes,
(ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract (the "Pre-Funding Account"). In addition, we entered into a building contract (the "Building Contract"), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

Between the Closing Date and the delivery date of its Vessel, our operations consisted solely of (i) making payments of interest on the Notes, (ii) making payments of Recurring Fees and Management Fees, (iii) making additional installments under the building contracts, (iv) receiving interest on amounts held in the Pre-Funding Account, (v) receiving certain non-cash contributions from the Technical Supervisor of services and Owners' Items and (vi) fulfilling its obligations under a Registration Rights Agreement.

The Vessel was accepted by us under the Building Contract on March 15, 1999 and was concurrently was delivered to Chevron.

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

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which is included in Item 18 of this Form 20-F. The most critical accounting policies which are considered to involve a higher degree of judgment in their application include:

Vessels and Depreciation

The cost of the Vessel is depreciated to estimated residual value, on a straight-line basis over the Vessels' remaining economic useful life. Management estimates the useful life of the Vessel to be 25 years and this is a common life expectancy applied in the shipping industry.

The Vessel held and used by us is reviewed  for  impairment  whenever  events or
changes  in  circumstances   indicate  that  the  carrying  amount  may  not  be
recoverable.

Recently  Issued  Accounting  Standards and Securities  and Exchange  Commission
Rules

There are no recently issued accounting standards that would have an impact on our results.

Results of Operations

Year ended December 31, 2005 compared with the year ended December 31, 2004

(amounts in US$ thousands)            2005          2004
Charter income                       9,928         9,928
Interest income                        325           320
Interest expense                     5,436         5,737

Our Vessel is chartered to Chevron on an eighteen year charter which provides for a daily rate of hire of $27,199 per day for the first eight years of the charter. As such, charter income for 2005 and 2004 has been constant at $9.9 million for both years.

Interest income earned for the year ended December 31, 2005 is higher than 2004 as a result of higher average cash balances in the year.

The decrease in interest expense in 2005 compared with 2004 is due to a decrease in the principal debt outstanding as $4.45 million Serial Notes were repaid in February 2005.

Year ended December 31, 2004 compared with the year ended December 31, 2003

(amounts in US$ thousands)            2004          2003
Charter income                       9,928         9,928
Interest income                        320           317
Interest expense                     5,737         6,017

In each of the years ended December 31, 2004 and 2003, we earned $9.9 million charter income, which represents hire for one complete year at a rate of $27,199 per day.

Interest income earned for the year ended December 31, 2004 is higher than 2003 as a result of higher average cash balances in the year.

The decrease in interest expense in 2004 is due to a decrease in the principal debt outstanding as $4.2 million of the Serial Notes were repaid in February 2004.

Inflation

Management does not believe that inflation will significantly affect our expenses over the term of the Charter. In the event that inflation becomes a significant factor in the world economy, management believes that inflationary pressures could materially and adversely effect the market for crude oil and oil tankers (including the Vessel) and result in increased vessel operating costs. These factors may affect the Charterer's decision as to whether to extend the term with respect to the Charter and may be significant to us in the event that the Charterer does not exercise such rights of extension.

B. LIQUIDITY AND CAPITAL RESOURCES

Our sources of funds are charter hire payments for the Vessel, earnings on permitted investments and the proceeds from the sale, if any, of the Vessel. We do not have, nor will we have in the future, any other source of capital for payment of the Notes.

On the Closing Date, we (i) received $89.1 million reflecting the proceeds from the sale of the Notes, net of the initial purchaser's discounts and commissions and financial advisory fees, (ii) paid $38.9 million which represents the first installment of the contract purchase price of its Vessel (iii) paid $0.5 million in legal, printing, rating and other fees and expenses and (iv) deposited $49.7 million into the Pre-Funding Account.

On the first Optional Termination Date with respect to the Vessel, we will have a balance in the debt service reserve fund of at least $9.1 million, assuming no prior withdrawals from the debt service reserve fund, and will have outstanding an aggregate principal amount of Term Notes of $63.55 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

Not Applicable

D. TREND INFORMATION

Our vessel is on a bareboat contract with a daily rate of $27,199 during the Fixed Period. The rate is $28,500 after the fixed period, if the charter is not terminated. We have not received notice of termination of the charter on the first optional termination date of 15 March 2007 and the charter income will remain stable until March 2009. Interest payable on the Serial and Term Loans financing the ship will remain fixed as the principal is repaid, due to the fixed interest rates on the Notes.


E. OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At  December  31  2005,  we  had  the  following  contractual   obligations  and
commitments:


                              Payment due by period

-----------------------------------------------------------------------------
Contractual          Less Than 1    1 to 3 Years     3 to 5 Years  More than
Obligation           Year                                          5 Years
-----------------------------------------------------------------------------
(In thousands of $)
-----------------------------------------------------------------------------
Serial Notes - 6.85%     4,400               -             -               -
-----------------------------------------------------------------------------
Term Note - 8.04%           -            2,920         6,580          54,050
-----------------------------------------------------------------------------

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The Company does not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors.


Name              Age         Position with the Company

Andrew James Baker      47          Secretary
Kate Blankenship        41          Director
John Michael Killip     62          Director
Tor Olav Troim          43          Director

Andrew James Baker: Isle of Man resident secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such is entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship: Mrs. Blankenship has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. She has been Chief Accounting Officer and Company Secretary of Frontline and resigned from these positions in October 2005, and since 2003 she has been a director of Frontline. Mrs. Blankenship also serves as a director of Ship Finance International Limited, a Bermuda company listed on the New York Stock Exchange and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge, a Bermuda company listed on the Nasdaq National Market, since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited, a Bermuda company listed on the Nasdaq National Market and Oslo Stock Exchange, since 2003. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Tor Olav Troim: Mr. Troim has been a director of Golden State Petro (IOM I-B) PLC since November 1, 1998. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Troim also serves as Chairman of Ship Finance International Limited, and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited. He is a director of Aktiv Inkasso ASA a Norwegian Oslo Stock Exchange listed company and Golden Ocean Group Limited. Mr. Troim has served as a director of Golar LNG Limited since May 2001. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company.


B. COMPENSATION

During 2005, we paid our directors and officers aggregate compensation of (pound)750.

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

Under a Management Agreement with each Company, Frontline provides administrative, ship management and advisory services to the Companies as Manager. Pursuant to each Management Agreement, the Manager receives a Management Fee of $50,000 per year per Vessel. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. See Item 7B below.

E. SHARE OWNERSHIP

At June 20, 2006, none of the directors or officers of the Company owned any common shares of the Company.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 13, 2006.

                             Beneficial Ownership


                          Name and                  Number
     Class of             address of                of                Percent
     Shares               Beneficial Owners         Shares            of Class

     Common Shares        Frontline Ltd(1)          2                 100%


(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline.

All of the Company's issued and outstanding ordinary shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

Pursuant to the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2005, 2004, and 2003 were as follows:


                                        2005    2004    2003
Management fee expenses               50,000  50,000  50,000
Management fee payable                20,833  20,833  20,833


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

Dividend Policy

The Company does not pay dividends.

B. SIGNIFICANT CHANGES

Not Applicable


ITEM 9.  THE OFFER AND LISTING

A. OFFER AND LISTING

None

C. MARKETS

The Notes do not trade on an organized exchange.


ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to "Description of Capital Stock" in the prospectus contained in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

C. MATERIAL CONTRACTS

None

D. EXCHANGE CONTROLS

The Company was registered under the Isle of Man Income Tax (Exempt Companies) Act 1994 (the "Exempt Companies Act") in May 1994. Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man.

There are no restrictions upon the payment of foreign currency dividends interest or other payments in respect of the Registered Securities.

None of the Company's Articles of Association, Memorandum of Association or any other document, nor any Isle of Man law or, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's share of common stock.

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda and at 15-19 Athol Street, Douglas, Isle of Man.

I. SUBSIDIARY INFORMATION

Not Applicable.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK

(a)   Quantitative information about market risk

      Quantitative information about market risk instruments at December 31, 2005 is as follows:

      i)   Serial Notes
      The outstanding Serial Note bear interest at 6.85%. Interest is payable semi-annually on February 1 and August 1. The last principal repayment was settled on February 1, 2006.

      The outstanding Serial Note has the following characteristics:

Maturity date                              Interest rate           Principal
-------------
February 1, 2006                           6.85%                   4,400,000
                                                             ---------------
                                                             $     4,400,000

As of December 31, 2005, and 2004 the average effective interest rate for the Serial Notes was 6.85% and 6.83%, respectively.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes:

      Sinking fund redemption amounts and final principal payment

      Scheduled payment date
      --------------------------
      February 1, 2008                                $    1,430,000
      August 1, 2008                                       1,490,000
      February 1, 2009                                     1,550,000
      August 1, 2009                                       1,610,000
      February 1, 2010                                     1,675,000
      August 1, 2010                                       1,745,000
      February 1, 2011                                     1,815,000
      August 1, 2011                                       1,885,000
      February 1, 2012                                     1,960,000
      August 1, 2012                                       2,040,000
      February 1, 2013                                     2,125,000
      August 1, 2013                                       2,210,000
      February 1, 2014                                     2,295,000
      August 1, 2014                                       2,390,000
      February 1, 2015                                     2,485,000
      August 1, 2015                                       2,585,000
      February 1, 2016                                     2,690,000
      August 1, 2016                                       2,800,000
      February 1, 2017                                     2,910,000
      August 1, 2017                                       3,025,000
      February 1, 2018                                     3,150,000
      August 1, 2018                                       3,275,000
      February 1, 2019                                    14,410,000
                                                       -------------
                                                     $    63,550,000
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

None.


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

None.
ITEM 15.  CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     As of the balance sheet date, we carried out an evaluation, under the supervision and with the participation of our Manager, Frontline, including our President and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the President and Principal Financial Officer concluded that our disclosure controls and procedures are effective in alerting them timely to material information relating to us required to be included in our periodic SEC filings.

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


ITEM 16.   RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly the Company's Board of Directors has determined that the role played by an audit committee would have no applicability to the Company and the Company does not have any Audit Committee. The functions of the Audit Committee are preformed by the full Board of Directors.

ITEM 16B.  CODE OF ETHICS

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward its bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our Board of Directors has determined that the role played by a code of ethics would have no applicability to us and we have not adopted a Code of Ethics.

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

           Fiscal year ended December 31, 2005         $ 18,000
           Fiscal year ended December 31, 2004         $ 15,370

(b)  Audit-Related Fees

For the fiscal years ended December 31, 2005 and 2004, there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c)  Tax Fees

For the fiscal years ended December 31, 2005 and 2004, there have been no aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)  All Other Fees

For the fiscal years ended December 31, 2005 and 2004, there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.


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

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

Index to Financial Statements

Report of Independent Registered Public Accounting Firm              F-1

Balance Sheets at December 31, 2005 and 2004                         F-2

Statements of Operations and Retained Earnings (Accumulated
Deficit) for the Years Ended December 31, 2005, 2004 and 2003        F-3

Statements of Cash Flows for the Years Ended
December 31, 2005, 2004 and 2003                                     F-4

Notes to Financial Statements                                        F-5

Report of Independent Registered Public Accounting Firm


To the Board of Directors
Golden State Petroleum Transport Corporation


We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2005 and 2004, and the related statements of operations and retained earnings, and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.



Grant Thornton LLP



New York, New York
June 22, 2006

Golden State Petro (IOM-B) plc
Statements of Operations and Retained Earnings for the years ended December 31, 2005, 2004 and 2003 (in thousands of US$)

                                                       2005      2004     2003
Operating revenues
    Charter revenues                                  9,928     9,928    9,928
-------------------------------------------------------------------------------
    Total operating revenues                          9,928     9,928    9,928

Operating expenses
    Administrative expenses                              56        55       55
    Depreciation                                      3,217     3,217    3,217
-------------------------------------------------------------------------------
    Total operating expenses                          3,273     3,272    3,272
-------------------------------------------------------------------------------
Net operating income                                  6,655     6,656    6,656
-------------------------------------------------------------------------------
Other operating income (expenses)
    Interest income                                     325       320      317
    Interest expense                                (5,436)   (5,737)  (6,017)
    Other financial items                              (40)      (40)     (54)
-------------------------------------------------------------------------------
    Net other expenses                                5,151     5,457    5,754
-------------------------------------------------------------------------------
Net income                                            1,504     1,199      902

Retained earnings  (accumulated  deficit) at          1,504       305    (597)
the start of year
-------------------------------------------------------------------------------
Retained earnings at the end of year                  3,008     1,504      305
===============================================================================

See  accompanying  Notes  to  that  are an  integral  part  of  these  Financial
Statements

Golden State Petro (IOM-B) plc
Balance Sheets as of December 31, 2005 and 2004
(in thousands of US$)

                                                               2005       2004
ASSETS
Current Assets
    Restricted cash                                           7,981      7,797
-------------------------------------------------------------------------------
Total current assets                                          7,981      7,797
Vessels, net                                                 64,735     67,952
Deferred charges                                                517        556
-------------------------------------------------------------------------------
Total assets                                                 73,233     76,305
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
    Short-term  debt and  current  portion  of
    long-term debt                                            4,400      4,450
    Accrued expenses                                          2,275      2,401
-------------------------------------------------------------------------------
Total current liabilities                                     6,675      6,851
    Long-term debt                                           63,550     67,950
-------------------------------------------------------------------------------
Total liabilities                                            70,225     74,801
-------------------------------------------------------------------------------


Stockholder's equity
    Common stock: 2 shares of no par value                        -          -
    Retained earnings                                         3,008      1,504
-------------------------------------------------------------------------------
Total stockholder's equity                                    3,008      1,504
-------------------------------------------------------------------------------
Total liabilities and stockholder's equity                   73,233     76,305
===============================================================================

See accompanying Notes to that are an integral part of these Financial
Statements

Golden State Petro (IOM-B) plc
Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003 (in thousands of US$)

                                                         2005     2004    2003
Net income                                              1,504    1,199     902
    Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation                                        3,217    3,217   3,217
    Amortisation of deferred charges                       40       40      54
Changes in operating assets and liabilities, net of effect of acquisitions:
    Accrued expenses                                    (127)    (119)   (109)
-------------------------------------------------------------------------------
Net cash provided by operating activities               4,634    4,337   4,064
-------------------------------------------------------------------------------

Investing activities
    Maturity (placement) of restricted cash             (184)    (137)   (114)
-------------------------------------------------------------------------------
Net cash  (used in) investing activities                (184)    (137)   (114)
-------------------------------------------------------------------------------

Financing activities
    Repayments of debt                                (4,450)  (4,200) (3,950)
-------------------------------------------------------------------------------
Net cash  (used in) financing activities              (4,450)  (4,200) (3,950)
-------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents        -        -       -
Cash and cash equivalents at beginning of year              -        -       -
Cash and cash equivalents at end of year                    -        -       -
===============================================================================

Supplemental disclosure of cash flow information:
    Interest paid                                       5,562    5,854   6,126
===============================================================================

See accompanying Notes to that are an integral part of these Financial
Statements

1.   DESCRIPTION OF BUSINESS

     Golden State Petro (IOM I-B) PLC (the "Company") was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-A) PLC ("IOM I-A"). These entities (each an "Owner" and together the "Owners") were formed for the purpose of each acquiring and chartering a very large crude oil carrier ("VLCC").

     Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners. The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $26,800,000 respectively. The proceeds allocated to the Company have been used to fund the construction of a VLCC. The vessel, the Phoenix Voyager (the "Vessel"), was delivered to the Company on March 15, 1999 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years. Chevron had an option to terminate its charter on March 15, 2007 and has termination option on each of the four subsequent two-year anniversaries thereof. Chevron has not exercised the first termination option. Chevron's obligations under the initial charter are guaranteed by Chevron Corporation.

     The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned Frontline Ltd, ("Frontline") a publicly listed Bermuda company.

2.   ACCOUNTING POLICIES

     Basis of Presentation

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Restricted Cash

     Restricted cash consists of deposits which must be maintained in accordance with contractual arrangements and which may only be used to pay principal and interest on the Company's debt and management fees.

     Vessel

     The cost of the Vessel, including capitalised costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years.

     Impairment of Long-lived Assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

     Deferred Charges

     Loan costs, including debt arrangement fees, are capitalised and amortised over the weighted average life of the Serial and Term Notes respectively, using the effective interest method.

     Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2005 the amount outstanding on the Notes was $134,600,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

     Revenue and expense recognition

     Revenues and expenses are recognised on the accrual basis. Revenue is substantially generated from bareboat charter hires and is recorded over the term of the charter as service is provided. Interest payable on the Serial and Term Notes is accrued on a daily basis.

     Financial Instruments

     In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realised.

3.   TAXATION

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

4.   RESTRICTED CASH

     Restricted cash consists of restricted investments accounts (the "Accounts") that were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding Account can be used only to fund the instalment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate one of the Accounts (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

5.   LEASES

     As of December 31, 2005, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years. Chevron had an option to terminate its charter on March 15, 2007 and has termination options on each of the four subsequent two-year anniversaries thereof. Chevron has not exercised the first termination option. For each of the remaining optional termination dates Chevron must give the Company (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.

     The minimum future revenues to be received on the bareboat charter which has been accounted for as an operating lease as of December 31, 2005 are as follows:


   Year ending December 31,
   (in thousands of $)
   2006                                                                  9,928
   2007                                                                  2,020
   2008                                                                      -
   2009                                                                      -
   2010                                                                      -
   2011 and later                                                            -
   Total minimum lease payments                                         11,948
                                                                     ==========

6.   VESSEL, NET

   (in thousands of $)                                          2005      2004
   Cost                                                       86,716    86,716
   Accumulated depreciation                                 (21,981)  (18,764)
   ----------------------------------------------------------------------------
   Net book value at end of year                              64,735    67,952
   ============================================================================


     Depreciation expense was $3.2 million for each of the years ended December 31, 2005, 2004 and 2003 respectively.

7.   DEFERRED CHARGES

     Deferred charges are comprised of expenses incurred in connection with the structuring of the transaction and the issuance of the Notes. Such expenses are being amortised over the life of the debt using the effective interest method. The deferred charges are comprised of the following amounts:

   (in thousands of $)                                          2005      2004
   Debt arrangement fees                                       1,233     1,233
   Accumulated amortisation                                    (716)     (677)
   ----------------------------------------------------------------------------
   ----------------------------------------------------------------------------
                                                                 517       556
   ============================================================================


8.    DEBT

     The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

   (in thousands of $)                                         2005       2004

   Serial notes due February 1, 2005                              -      4,450
   Serial notes due February 1, 2006                          4,400      4,400
   Term notes due February 1, 2019                           63,550     63,550
   ----------------------------------------------------------------------------
   Total mortgage notes                                      67,950     72,400
   Less: short-term portion                                 (4,400)    (4,450)
   ============================================================================
   ----------------------------------------------------------------------------
                                                             63,550     67,950
   ============================================================================

      The outstanding debt as of December 31, 2005 is repayable as follows:

   Year ending December 31,
   (in thousands of $)
   2006                                                                  4,400
   2007                                                                      -
   2008                                                                  2,920
   2009                                                                  3,160
   2010                                                                  3,420
   2011 and later                                                       54,050
   ----------------------------------------------------------------------------
   Total debt                                                           67,950
   ============================================================================

     As of December 31, 2005, the effective average interest rate for the Serial Notes was 6.85%.

     The Term Notes are subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019. The amortisation schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

     The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

      Sinking fund redemption amounts and final principal payment

   Scheduled Payment Date                                               Amount
                                                                         $'000
   February 1, 2008                                                      1,430
   August 1, 2008                                                        1,490
   February 1, 2009                                                      1,550
   August 1, 2009                                                        1,610
   February 1, 2010                                                      1,675
   August 1, 2010                                                        1,745
   February 1, 2011                                                      1,815
   August 1, 2011                                                        1,885
   February 1, 2012                                                      1,960
   August 1, 2012                                                        2,040
   February 1, 2013                                                      2,125
   August 1, 2013                                                        2,210
   February 1, 2014                                                      2,295
   August 1, 2014                                                        2,390
   February 1, 2015                                                      2,485
   August 1, 2015                                                        2,585
   February 1, 2016                                                      2,690
   August 1, 2016                                                        2,800
   February 1, 2017                                                      2,910
   August 1, 2017                                                        3,025
   February 1, 2018                                                      3,150
   August 1, 2018                                                        3,275
   February 1, 2019                                                     14,410
                                                                   ------------
                                                                        63,550
                                                                   ============

     The Notes have priority of payment as described in the Indenture Agreement and are collateralised by a statutory first mortgage on the Vessel and assignment to the Trustee of the initial charter, the Chevron Corporation guarantee and certain other collateral.

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

9.    SHARE CAPITAL

   Authorised share capital:

                                                                2005      2004
   2,000 common stock of no par value                          2,000     2,000
   ============================================================================

   Issued and outstanding share capital:

                                                                2005      2004
   2 common stock of no par value                                  2         2
   ============================================================================

10.   FINANCIAL INSTRUMENTS

      Fair Values

     The carrying value and estimate fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                            2005     2005      2004      2004
   (in thousands of $)                  Carrying Fair     Carrying  Fair
                                           Value    Value     Value     Value
   Restricted cash                         7,981    7,981     7,797     7,797
   Term Notes                             63,550   69,587    63,550    69,508
   Serial Notes                            4,400    4,400     8,850     8,992


     The methods and assumptions used in estimating the fair values of financial instruments are as follows:

     The restricted cash balance represents investments in guaranteed investment contracts that are readily convertible into cash. The guaranteed investment contracts are considered to be investments held to maturity and as such are stated at cost plus accrued interest, which approximates fair value. These contracts are with Pacific Mutual Life Insurance, a California life insurance company, and are held in the name of the United States Trust Company on behalf of the Company as the Indenture Trustee.

     The estimated fair value of the mortgage notes is based on the quoted market price of these or similar notes when available.

     The carrying values of interest payable and other liabilities approximate fair values due to their relatively short maturities.

      Concentrations of risk

      The Company has no sources for the payment of the principal of, and the interest on, the Notes except for the Restricted Cash accounts held by the Trustee. Accordingly, the Company's ability to pay debt service on the Notes is wholly dependent upon its financial condition, results of operation and cash flows from the Vessel's operation.

      There is a concentration of credit risk with respect to Restricted Cash to the extent that all of the amounts are invested with Pacific Mutual Life Insurance.

      There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation. The Company does not consider this is a significant risk.

11.   COMMITMENTS AND CONTINGENCIES

    (in thousands of $)                                         2005      2004
    Ship mortgages                                            64,735    67,952
    Restricted bank deposits                                   7,891     7,797
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------
                                                              72,626    75,749
    ===========================================================================


12.   RELATED PARTY TRANSACTIONS

     In the years ended December 31, 2005, 2004 and 2003, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2005, 2004, and 2003 are as follows:

                                         2005    2004    2003
Management fee expenses               50,000  50,000  50,000
Management fee payable                20,833  20,833  20,833

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

12.1      Certification of the Principal Executive Officer

12.2      Certification of the Principal Financial Officer

13.1 Certification of Principal Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002

13.2 Certification of Principal Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002

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


                        Golden State Petro (IOM I-B) PLC
                                  (Registrant)




                            by: /s/ Kate Blankenship
                                --------------------------
                                   (Signature)

                           Kate Blankenship, Director

                               Date: June 27, 2006