Form 20-F
period 2006-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2007-06-26
CIK 1038461

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

For the fiscal year ended               December 31, 2006
                          ------------------------------------------------------

                                       OR

[_]                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                            OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
                                                  ------------------------------

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

Securities registered or to be registered pursuant to section 12(b) of the Act

       Title of each class                         Name of each exchange
             None
-------------------------------              -----------------------------------

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

                2 Shares of Common Stock, no par value per share
--------------------------------------------------------------------------------

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

                                                     [_] Item 17    [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).


                                                       [_] Yes          [X] No

                          -INDEX TO REPORT ON FORM 20-F

                                                                            PAGE

PART I

Item 1.    Identity of Directors, Senior Management and Advisors..............1
Item 2.    Offer Statistics and Expected Timetable............................1
Item 3.    Key Information....................................................1
Item 4.    Information on the Company.........................................6
Item 4A.   Unresolved Staff Comments.........................................18
Item 5.    Operating and Financial Review and Prospects......................18
Item 6.    Directors, Senior Management and Employees........................21
Item 7.    Major Shareholders and Related Party Transactions.................23
Item 8.    Financial Information.............................................23
Item 9.    The Offer and Listing.............................................24
Item 10.   Additional Information............................................24
Item 11.   Quantitative and Qualitative Disclosures about Market Risk........26
Item 12.   Description of Securities Other Than Equity Securities............27

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................28
Item 14.   Material Modifications to the Rights of Security
           Holders and Use of Proceeds.......................................28
Item 15.   Controls and Procedures ..........................................28
Item 16.   Reserved .........................................................28
Item 16A.  Audit Committee Financial Expert..................................28
Item 16B.  Code of Ethics....................................................28
Item 16C.  Principal Accountant Fees and Services............................28
Item 16D.  Exemptions From the Listing Standards For
           Audit Committees..................................................29
Item 16E.  Purchases of Equity securities by the Issuer and
           Affiliated Purchasers.............................................29

PART III

Item 17.   Financial Statements..............................................30
Item 18.   Financial Statements..............................................30
Item 19.   Exhibits..........................................................30

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

Golden State Petro (IOM I-B) PLC desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Golden State Petro (IOM I-B) PLC with the Securities and Exchange Commission.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Golden State Petro (IOM I-B) PLC. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.  Selected Financial Data

The selected income statement data of the Company with respect to the fiscal years ended December 31, 2006, 2005, and 2004, and the selected balance sheet data with respect to the fiscal years ended December 31, 2006 and 2005, have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected income statement data with respect to the fiscal years ended December 31, 2003 and 2002 and the selected balance sheet data with respect to the fiscal years ended December 31, 2004, 2003 and 2002 have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in US dollars.


                                                                 Fiscal year ended December 31,
                                                   2006           2005            2004             2003           2002
                                                   ----           ----            ----             ----           ----
 (in thousands of $, except share data)

 Income Statement data
 Total operating revenues                         9,928          9,928           9,928            9,928          9,928
 Net income                                       1,831          1,504           1,119              902            597

 Per share data:
 Dividends per share                                  -              -               -                -              -

 Balance sheet data:
 Vessel, net                                     61,519         64,735          67,952           71,169         74,385
 Total assets                                    71,366         73,233          76,305           79,424         82,580
 Total short term note obligations                    -          4,440           4,450            4,200          3,950
 Total long term note obligations                63,550         63,550          67,950           72,400         76,600
 Stockholder's equity (deficit)                   4,839          3,008           1,504              305          (597)
 Number of shares                                     2              2               2                2              2

B.  Capitalization and Indebtedness

Not Applicable

C.  Reasons for the offer and use of proceeds

Not Applicable

D.  Risk Factors

We are currently engaged in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Our vessel is currently operated under a bareboat charter to Chevron Transport Corporation, which we refer to as Chevron. The charter commenced on March 15, 1999, the delivery date of our vessel, and ends on the eighteenth anniversary of such delivery date. Chevron had an option to terminate the charter on the eighth anniversary of the delivery date of the vessel, March 15, 2007, and has termination options in each of the four subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must give us (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. At May 31, 2007 such notice had not been received.

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future when our vessel's charter expires or is terminated, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    changes in global crude oil production;

     o demand for oil and production of crude oil and refined petroleum products;

     o    changes in oil production and refining capacity;

     o    global and regional economic and political conditions;

     o    the distance oil and oil products are to be moved by sea;

     o    environmental and other regulatory developments; and

     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    port or canal congestion;

     o    the number of vessels that are out of service; and

     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our vessel could materially decline.

Because our charter may be terminated on certain dates starting in December 2008, we may incur additional expenses and not be able to recharter our vessel profitably

Golden State Petroleum Transport Corporation, a Delaware corporation as an agent for us and Golden State Petro (IOM I-A) PLC, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes"). The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000 respectively. The proceeds from the offering and sale of the Notes allocated to us were used by us to fund the construction of our vessel.

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

We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its remaining termination options under the charter. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether competitive charterhire rates are available to them in the open market at that time.

In the event that Chevron does terminate our current charter, we will attempt to arrange a replacement charter, or may sell the vessel. Replacement charters may include shorter-term time charters and employing the vessel on the spot charter market (which is subject to greater fluctuation than the time charter market). Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Notes.

We operate in the highly competitive international tanker market which could affect our position at the end of our current charter and if Chevron terminates its charter earlier

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charter with Chevron we are not exposed to the risk associated with this competition. At the end of our current charter and in the event that Chevron terminates the charter on any of the remaining optional termination dates, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tanker.

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

We may not have adequate insurance at the end of the existing charter or if Chevron terminates its charter prior to that time

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessel may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

Under the existing charter, Chevron bears all risks associated with the operation of our vessel including the total loss of the vessel. However, we cannot assure holders of the Notes that we will adequately insure against all risks at the end of the existing charter or in the event our existing charter is terminated. We may not be able to obtain adequate insurance coverage at reasonable rates for our vessel in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Governments could requisition our vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our vessel. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessel for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessel

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessel is registered affect us. Hostilities or other political instability in regions where our vessel trades could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessel or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2006, we had $63.5 million in total indebtedness outstanding and stockholders' equity of $4.8 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

ITEM 4.  INFORMATION ON THE COMPANY

A. History and Development of the Company

Golden State Petro (IOM I-B) PLC, the Company, and Golden State Petro (IOM I-A) PLC ("IOM I-A"), together, the Companies, are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a VLCC.

Golden State Petroleum Transport Corporation, GSPTC, a Delaware corporation as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together Notes, The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000 respectively. The Serial Notes were fully repaid on February 1, 2006. The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of a VLCC by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation. The VLCC, which we refer to as the Vessel, the "Pheonix Voyager" (renamed from the "J. Bennett Johnston"), was accepted by us under the building contract on March 15, 1999 and concurrently was delivered to Chevron under an initial charter for a term of eighteen years (the Initial Charter). The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag. Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

We, along with IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, or GSH, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company, or ITC, which itself is wholly owned by Frontline Ltd., or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

We charter our Vessel to Chevron under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) our obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes (the Indenture Trustee) and (v) any other costs and expenses incidental to the ownership and chartering of the Vessel that are to be paid by us and to fund a debt service reserve fund and (b) that the Vessel will be maintained in accordance with good commercial maintenance practices, and to arrange for vessel management and re-marketing services to be available in case any Initial Charter is terminated or the Vessel is for any other reason returned to our possession and use.

We were incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies. The Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry. We conduct our business and are resident in the Isle of Man; to date we have not incurred taxation on our income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

Our principal executive offices are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is (44) 1624-638303.

B.  Business Overview

Under a management agreement with the Company (the "Management Agreement"), Frontline provides administrative, ship management and advisory services to the Company as manager, or ("Manager"). Pursuant to the Management Agreement, the Manager receives a fee, (the "Management Fee,") of $50,000 per year per Vessel which is payable semi-annually. All costs of maintaining our corporate status, accounting and auditing fees and other related costs, which we refer to as Recurring Fees, are payable by the Manager from the Management Fee. We believe that the Management Fee will be sufficient to cover our anticipated expenses during the term of the Initial Charter.

The Initial Charter
Pursuant to the Initial Charter, Chevron has agreed to charter the Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date. Chevron has the right to terminate the Initial Charter on five dates, each, an Optional Termination Date, beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof (each, a Fixed Period) and on each of the four subsequent two-year anniversaries thereof. During the Fixed Period, the charter hire shall be $27,199 per day. Charter hire after the Fixed Period will be $28,500. During the term of the Initial Charter, we are not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining the Vessel and is not required to supply a vessel or any part thereof if the Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated. Pursuant to the Initial Charters, Chevron is required to pay charter hire in respect of the Vessel without offset or deduction for any reason whatsoever.

If the optional termination date is the first optional termination date, Chevron was required to give us (i) non-binding notice of its intent to exercise the option at least twelve months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date. If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. As of June 18, 2007, we had not received any notice of Chevron's intent to exercise its second optional termination date of December 7, 2009.

Remarketing
In the event Chevron gives us notice of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent. McQuilling Brokerage Partners, Inc., or McQuilling, and ACM Shipping Limited, or ACM Shipping, have agreed to provide on a non-exclusive basis remarketing services if Chevron exercises its option to terminate the Initial Charter for the Vessel. McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development. ACM Shipping is a leading London shipbroker that has strong relationships with the major oil companies. ACM Shipping has been in the ship brokerage business since 1982.

If (i) Chevron elects to terminate the Initial Charter for the Vessel, (ii) an acceptable replacement charter has not been entered into and (iii) such Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for the related Vessel, minimum bareboat charter hire payments of approximately $18,569 per day per Vessel, would be required upon recharter. The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to the Vessel. The $10,995,000 is less than current estimates of the approximate residual value of the Vessel on the date of the final payment. No assurance can be given as to the residual or scrap value of the Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

Industry Conditions

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    changes in global crude oil production;

     o demand for oil and production of crude oil and refined petroleum products;

     o    changes in oil production and refining capacity;

     o    global and regional economic and political conditions;

     o    the distance oil and oil products are to be moved by sea;

     o    environmental and other regulatory developments; and

     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    potential conversion of tankers to other purposes;

     o    port or canal congestion;

     o    the number of vessels that are out of service; and

     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. Operating and Financial Review and Prospects - Market Overview and Trend Information.

There is no guarantee that VLCC rates would be sufficient to meet the debt service required if the bareboat charter entered into with Chevron is terminated. Spot market rates are volatile and generally linked to global economic development and especially demand for oil but also to political events affecting oil producing countries.

Vessel Values

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. However, in the last three years the industry has experienced near historic highs for tanker values. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

Seasonality

Historically, oil trade and therefore charter rates, increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labour strikes and other circumstances or events. Pursuant to the Charter, the Vessel may be operated through out the world in any lawful trade for which the Vessel is suitable, including carrying oil and its products. In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in such regions have also been subject to acts of terrorism and piracy. In addition, the carriage of petroleum products is subject to the risk of spillage and leakage. Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Charter, Chevron is entitled to self-insure against marine and war risks relating to the Vessel and against protections and indemnity risks relating to the Vessel during the term of the Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance. There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage. Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of the Vessel by Chevron.

Environmental Regulations and Other Regulations

Government regulations and laws significantly affects the ownership and operation of our Vessel. The various types of governmental regulation that affect our vessel include international conventions and national, state and local laws and regulations of the jurisdictions where our Vessel operates or is registered significantly affect the ownership and operation. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tanker. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful life of our tanker. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tanker.

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

Baseline Phase Out Scheme

                                                  Year of Delivery
 Phase Out Date            Category 1                 Category 2                 Category 3
 --------------            ----------                 ----------                 ----------
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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. Our vessel and its operator have received ISM certification. Chevron is required to renew these documents of compliance and safety management certificates periodically.

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

International Conventions on Civil Liability for Oil Pollution Damage

Although the United States is not a party to these Conventions, many countries ratified and followed the liability system adopted by the IMO and originally set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. This international oil pollution regime was modified in 1992 by two Protocols. The amended Conventions are known as the 1992 Civil Liability Convention and the 1992 Fund Convention. The 1992 Conventions entered into force on May 30, 1996. Due to a number of denunciations of the 1971 Convention this Convention ceased to be in force on May 24, 2004. A large number of States have also denounced the 1969 Civil Liability Convention and as more States do so its importance is increasingly diminishing. Under the 1992 Civil Liability Convention, a vessel's registered owner is strictly liable for oil pollution damage caused in the territory, territorial seas or exclusive economic zone of a contracting state by discharge of persistent oil from a tanker, subject to certain complete defences. The 1992 Fund established by the 1992 Fund Convention pays compensation to those suffering oil pollution damage in a State party to the 1992 Fund Convention who did not obtain full compensation under the 1992 Civil Liability Convention. This would normally apply where the shipowner has a defence under the 1992 Civil Liability Convention or the damage exceeds the shipowner's liability under that Convention. Under an amendment that became effective on November 1, 2003, liability limits under the 1992 Civil Liability Convention were increased by over 50%. For vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel) liability will be limited to SDR 4,510,000 (approximately $6.7 million) plus SDR 631 (approximately $932) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to SDR 89,770,000 (approximately $132.7 million). Also with effect from the same date the maximum amount payable by the 1992 Fund increased from SDR 135 million (approximately $199.5 million) to SDR 203million (approximately $300.0 million). The right to limit liability is forfeited under the 1992 Civil Liability Convention if it is proved that the pollution damage resulted from the shipowner's personal act or omission, committed with the intent to cause such damage, or recklessly and with knowledge that such damage would probably result. Vessels trading to States that are parties to the 1992 Civil Liability Convention must provide evidence of insurance covering the liability of the owner. On March 2005 a third tier of compensation was established by means of a Supplementary Fund. This Fund provides additional compensation to that available under the 1992 Fund Convention for pollution damage in States that are members of the Supplementary Fund. The amount available is SDR 750 million (approximately $1.1 billion) including the costs payable under the 1992 Civil Liability Convention and the 1992 Fund Convention, SDR 203 million (approximately $300.0 million). In jurisdictions where the 1992 Civil Liability Convention has not been adopted, various legislative schemes govern or common law applies, and liability is imposed either on the basis of fault or in a manner similar to the 1992 Convention. We believe that our P&I insurance covers liabilities either under the international oil pollution schemes or under local regimes like for example the US Oil Pollution Act 1990.

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

Our Vessel complies with the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

C.  Organizational Structure

We, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company. GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of Frontline.

The Company does not have any subsidiaries.

D.  Property, Plant and Equipment

Other than the Vessel referred to above, the Company has no property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

Overview

We were formed as an Isle of Man public limited company for the purpose of acquiring and chartering the Vessel.

At the time of the issuance of the Notes by GSPTC, which we refer to as the "Closing Date", we (i) received the net proceeds from the sale of the Notes,
(ii) paid the first installment of the purchase price of the Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract, or Pre-Funding Account. In addition, we entered into a building contract (the "Building Contract"), the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

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

The Vessel was accepted by us under the Building Contract on March 15, 1999 and was concurrently delivered to Chevron.

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

Market Overview and Trend Information

In 2006, the tanker market continued to strengthen in 2006 driven by the demand side. Average daily time charter equivalent rate, or TCE, began the 2006 year at approximately $81,000 and thereafter following the traditional seasonal pattern declined to about $33,000 around mid-April, 2006. From this point, TCE began to firm against market predictions and rose to $89,000 by the end of August. The fear of another active hurricane season in the U.S. Gulf, geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to increase oil reserves throughout the summer. Land storage capacity was in some regions filled to capacity, driven by extraordinary strong future rates compared to market rates, which resulted in the wide use of tankers for storage purposes.

Gradually the oil market picked up after the inventory build up which had triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 per barrel in early October. This led to the market weakening and rates fell to $45,000 by the middle of December 2006. Depending on the source of information, the average TCE for the year was about $63,000 for a double hulled VLCC.

To prevent an uncontrolled price decline in October, OPEC cut production by 1.2 million barrels per day from November, 2006. It was reported by the International Energy Agency ("IEA") that average OPEC oil production, including Iraq and excluding Angola, was approximately 29.7 million barrels per day during 2006, a 0.02 million barrels per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift in production from Nigeria and Venezuela to the Middle East.

The IEA further estimates that the average world oil demand was 84.5 million barrels per day in 2006, a 1.0 percent increase from 2005. In 2007, a 1.8 percent or 1.55 million barrels per day growth is forecast in world oil demand with North America, China and the Middle East as the main drivers.

In 2006, the total VLCC fleet increased by 3.2 percent from 464 to 479 vessels according to industry sources, who also state that a total of 18 new vessels were delivered to owners during 2006 while 79 new orders were made. The majority of the vessels on order are scheduled to be delivered in 2009. The total order book amounted to 161 vessels at the end of the year which represented approximately 34 percent of the existing fleet.

We are expecting about 30 ships to be delivered during 2007 and it is likely that we will see more tankers either being converted or scrapped compared to recent years. The Middle East Gulf exports are expected to drop in the first half of 2007, but rebound in the second half. The long haul trade route West Africa-Asia is expected to rise during 2007.

Operating results

Year ended December 31, 2006 compared with the year ended December 31, 2005

Total Revenues

(in thousands of $)                        2006         2005    % Change
Charter income                            9,928        9,928           -
Interest income                             351          325        8.0%

Charter income has remained constant in line with expectations as the fixed period of the charter does not end until mid-March 2007. Interest income increased as a result of rising interest rates and cash balances held.

Expenses

(in thousands of $)                        2006         2005    % Change
Interest expense                        (5,135)      (5,436)        5.5%


Interest expense has fallen in line with expectations, interest expense falls each year as the serial notes are repaid.

Year ended December 31, 2005 compared with the year ended December 31, 2004

Total Revenues

(in thousands of $)                        2005         2004    % Change
Charter income                            9,928        9,928           -
Interest income                             325          320        1.6%

Charterhire for the fixed period of the charter was $27,199 per day therefore no fluctuation is appropriate. Interest income has risen as result of a global interest rates rising.

Expenses

(in thousands of $)                        2005         2004    % Change
Interest expense                        (5,436)      (5,737)        5.2%

See explanation for 2006.

Liquidity and Capital Resources

As set forth above, revenues from the Charter are currently sufficient to pay our obligations under the Term Notes. Chevron may elect to terminate the Charter on the next specified termination date, March 15, 2009. If the Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for the Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or recharter of our Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell the Vessel or recharter the Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of the Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

None

Tabular disclosure of contractual obligations

As at December 31, 2006, we had the following contractual obligations and commitments:

                                                            Payments due by period
                                                                                                   More than
(in thousands of $)                    Less than 1 year      1-3 years       3-5 years              5 years                 Total
-------------------                    ----------------      ---------       ---------              -------                 -----
Term Notes (8.04%)                         -                  6,080           7,120                 50,350                 63,550


Total contractual obligations              -                  6,080           7,120                 50,350                 63,550

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 of this Annual Report. The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Vessel, Depreciation and Impairment

The cost of the Vessel is depreciated to estimated residual value, on a straight-line basis over the Vessel's remaining economic useful life. Management estimates the useful life of the Vessel to be 25 years and this is a common life expectancy applied in the shipping industry. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends. In assessing the recoverability of the Vessel's carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Standards

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company does not have any employees involved in the management of the Vessel. The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name                                Age              Position with the Company
----                                ---              -------------------------

Andrew James Baker                  47               Secretary
Kate Blankenship                    42               Director
John Michael Killip                 62               Director
Tor Olav Troim                      44               Director

Andrew James Baker: Isle of Man resident secretary since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a Director of Golden State Petro (IOM I-B) PLC since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as Chief Financial Officer of Knightsbridge Tankers Limited and director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip: non-executive Isle of Man resident director since February 13, 2001. Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 18 years.

Tor Olav Troim has been a Director of Golden State Petro (IOM I-B) PLC since November 1, 1998. Mr. Troim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Troim has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr. Troim was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and intergration of Smedvig ASA. Mr. Troim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and PanFish ASA (OSE).

B.  Compensation

During 2006, we made no compensation payments to our directors and officers.

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

Under a Management Agreement with the Company, Frontline provides administrative, ship management and advisory services to the Company as Manager. Pursuant to the Management Agreement, the Manager receives a Management Fee of $50,000 per year. All costs of maintaining the corporate status of the Company, accounting and auditing fees and other related costs are payable by the Manager from the Management Fee. The Management Fee is payable semi-annually. See Item 7B below

E.  Share Ownership

The directors have no interest in the share capital of the Company, nor do they have any arrangements for involvement in our capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

Except as set forth below, the Registrant is not aware of any beneficial owner of more than 5% of the Company's Common Stock as of close of business on June 18, 2007.

                      Beneficial Ownership

Class of                     Name and address of      Number of   Percent
Shares                       Beneficial Owners        Shares      of Class
------                       -----------------        ------      --------

Common Shares                Frontline Ltd(1)         2           100%
                             Hamilton
                             Bermuda

(1) The issued and outstanding shares of the Company are owned by GSH. All of the issued and outstanding shares of GSH are owned by ITC. All of the issued and outstanding shares of ITC are owned by Frontline.

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  Related Party Transactions

Pursuant to the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management Agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2006, 2005, and 2004 were as follows:

    (in thousands of $)                      2006      2005     2004

Management fee expenses                        50        50       50
 Management fee payable                        21        21       21

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.   FINANCIAL INFORMATION

A.  Consolidated Statements and other Financial Information

See Item 18 below.

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

C.  Material Contracts

The Company has no material contracts apart from those pertaining to its normal business.

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

I.  Subsidiary Information

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)  Quantitative information about market risk

     Quantitative information about market risk instruments at December 31, 2006 is as follows:

     i)  Serial Note

     The outstanding Serial Note bore interest at rate 6.85%. Interest was payable semi-annually on February 1 and August 1. The last principal repayment was paid on February 1, 2006.

     ii) Term Notes

     The Term Notes bear interest at a rate of 8.04% per annum, payable on February 1 and August 1 of each year. The Term Notes will be subject to redemption through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

     The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

      Scheduled payment date
      ----------------------

      February 1, 2008                                       1,430,000
      August 1, 2008                                         1,490,000
      February 1, 2009                                       1,550,000
      August 1, 2009                                         1,610,000
      February 1, 2010                                       1,675,000
      August 1, 2010                                         1,745,000
      February 1, 2011                                       1,815,000
      August 1, 2011                                         1,885,000
      February 1, 2012                                       1,960,000
      August 1, 2012                                         2,040,000
      February 1, 2013                                       2,125,000
      August 1, 2013                                         2,210,000
      February 1, 2014                                       2,295,000
      August 1, 2014                                         2,390,000
      February 1, 2015                                       2,485,000
      August 1, 2015                                         2,585,000
      February 1, 2016                                       2,690,000
      August 1, 2016                                         2,800,000
      February 1, 2017                                       2,910,000
      August 1, 2017                                         3,025,000
      February 1, 2018                                       3,150,000
      August 1, 2018                                         3,275,000
      February 1, 2019                                      14,410,000
                                                           -----------
                                                         $ 63,550,000

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

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b) Changes in internal controls

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded. The equity is held by one beneficial holder. Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes. Accordingly our Board of Directors has determined that the role played by an audit committee would have no applicability to us and we do not have any Audit Committee. The functions of the Audit Committee are preformed by the full Board of Directors.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Grant Thornton LLP. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Grant Thornton LLP.

(in thousands of $)                               2006                  2005

Audit fees (a)                                      10                    18
Audit related fees (b)                               -                     -
Tax fees (c)                                         -                     -
All other fees (d)                                   -                     -

Total                                               10                    18

a)   Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

b)   Audit Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

c)   Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)   All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Board of Directors has assigned responsibility for the engagement of the auditors to the Company's manager.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the report of Grant Thornton LLP thereon, are filed as part of this annual report:

                                                                      Page


Index to Financial Statements of Golden State Petro (IOM I-B) PLC     F-1

Report of Independent Registered Public Accounting Firm               F-2

Statements of Operations and Retained Earnings for
the years ended December 31, 2006, 2005 and 2004                      F-3

Balance Sheets at December 31, 2006 and 2005                          F-4

Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004                                      F-5

Notes to Financial Statements                                         F-6

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

12.1     Certification of the Principal Executive Officer pursuant to
         Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

12.2     Certification of the Principal Financial Officer pursuant to
         Rule 13A-14(a) and Rule  15d-14(a) of the Securities  Act, as amended.

13.1     Certifications of the Principal Executive Officer pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002.

13.2     Certifications of the Principal Financial Officer pursuant to 18 U.S.C.
         Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley act of 2002.

* Incorporated by reference to the filing indicated.

                                   SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        Golden State Petro (IOM I-B) PLC



                          /s/ Kate Blankenship
                          --------------------------------


                                Kate Blankenship
                                    Director




Date:  June 24, 2007

Index to Financial Statements of Golden State Petro (IOM I-B) PLC

                                                                        Page

Index to Financial Statements of Golden State Petro (IOM I-B) PLC       F-1

Report of Independent Registered Public Accounting Firm                 F-2

Statements of Operations and Retained Earnings for
the years ended December 31, 2006, 2005 and 2004                        F-3

Balance Sheets at December 31, 2006 and 2005                            F-4

Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004                                        F-5

Notes to Financial Statements                                           F-6

Report of Independent Registered Public Accounting Firm


To the Board of Directors
Golden State Petroleum Transport Corporation


We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2006 and 2005, and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Grant Thornton LLP


New York, New York

Golden State Petro (IOM I-B) PLC
Statements of Operations and Retained Earnings for the years ended December 31, 2006, 2005 and 2004


(in thousands of $)

                                                                2006               2005               2004
                                                                ----               ----               ----
Operating revenues
       Charter revenues                                        9,928              9,928              9,928

       Total operating revenues                                9,928              9,928              9,928


Operating expenses
       Administrative expenses                                    56                 56                 55
       Depreciation                                            3,217              3,217              3,217

       Total operating expenses                                3,273              3,273              3,272

Net operating income                                           6,655              6,655              6,655

Other operating income / (expenses)
       Interest income                                           325                325                320
       Interest expense                                      (5,135)            (5,436)            (5,737)
       Amortization of deferred charges                         (40)               (40)               (40)

       Net other expenses                                    (4,824)            (5,151)            (5,457)

Net income                                                     1,831              1,504              1,199
Retained earnings at the start of year                         3,008              1,504                305

Retained earnings at the end of year                           4,839              3,008              1,504


See accompanying notes that are an integral part of these financial statements


Golden State Petro (IOM I-B) PLC
Balance Sheets as of December 31, 2006 and 2005


(in thousands of $)

                                                           2006         2005
                                                           ----         ----
ASSETS
Current assets
       Restricted investment                              9,370        7,981

Total current assets                                      9,370        7,981
      Vessel, net                                        61,519       64,735
      Deferred charges                                      477          517

Total assets                                             71,366       73,233


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
       Current portion of long-term debt                      -        4,400
       Accrued expenses                                   2,977        2,275

Total current liabilities                                 2,977        6,675
       Long-term debt                                    63,550       63,550

Total liabilities                                        66,527       70,225


Commitments and Contingencies

Stockholder's equity
       Common stock: 2 shares of no par value                 -            -
       Retained earnings                                  4,839        3,008

Total stockholder's equity                                4,839        3,008

Total liabilities and stockholder's equity               71,366       73,233



See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM I-B) PLC
Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004

(in thousands of $)

                                                                      2006             2005             2004
                                                                      ----             ----             ----
Net income                                                           1,831            1,504            1,199
       Adjustments to reconcile net income to net cash
       provided by operating activities:
       Depreciation                                                  3,217            3,217            3,217
       Amortization of deferred charges                                 40               40               40
Changes in operating assets and liabilities:
       Accrued expenses                                                701            (127)            (119)

Net cash provided by operating activities                            5,789            4,634            4,337


Investing activities
       Placement of restricted investment                          (1,389)            (184)            (137)

Net cash used in investing activities                              (1,389)            (184)            (137)


Financing activities
       Repayments of debt                                          (4,400)          (4,450)          (4,200)

Net cash used in financing activities                              (4,400)          (4,450)          (4,200)


Net increase / (decrease) in cash and cash equivalents                   -                -                -
Cash and cash equivalents at beginning of year                           -                -                -
Cash and cash equivalents at end of year                                 -                -                -


Supplemental disclosure of cash flow information:
       Interest paid                                                 5,260            5,562            5,854


See accompanying notes that are an integral part of these financial statements

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

1.   DESCRIPTION OF BUSINESS

Golden State Petro (IOM I-B) PLC (the "Company") was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-A) PLC ("IOM I-A"). These entities (each an "Owner" and together the "Owners") were formed for the purpose of each acquiring and chartering a very large crude oil carrier ("VLCC").

Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners. The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $26,800,000 respectively. The proceeds allocated to the Company have been used to fund the construction of a VLCC. The Pheonix Voyager (the "Vessel"), was delivered to the Company on March 15, 1999 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years. Chevron had an option to terminate its charter on March 15, 2007 and has termination options on each of the four subsequent two-year anniversaries thereof. Chevron has not exercised the first termination option. Chevron's obligations under the initial charter are guaranteed by Chevron Corporation.

The Company, IOM I-A, and GSPTC are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly owned by Frontline Ltd ("Frontline"), a publicly listed Bermuda company.

2.   PRINCIPAL ACCOUNTING POLICIES

A summary of the Company's accounting policies is set out below.

(a)  Basis of Presentation

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

(b)  Restricted Investment

     Restricted investment consists of deposits which must be maintained in accordance with contractual arrangements and which may only be used to pay principal and interest on the Company's debt and management fees.

(c)  Vessel

     The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years.

(d)  Impairment of Long-lived Assets

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

(e)  Deferred Charges

     Loan costs, including debt arrangement fees, are capitalized and amortized over the weighted average life of the Serial and Term Notes respectively, using the effective interest method.

(f)  Allocation of Mortgage Notes

     The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2006 the amount outstanding on the Notes was $127,100,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

(g)  Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenue is substantially generated from bareboat charter hires and is recorded over the term of the charter as service is provided. Interest payable on the Term Notes is accrued on a daily basis.

(h)  Financial Instruments

     In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

3.   RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements", which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. The Company adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position.

4.   TAXATION

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

5.   RESTRICTED INVESTMENT

Restricted investment consists of restricted investments accounts (the "Accounts") that were established in the name and under the control of the United States Trust Company as the Indenture Trustee (the "Trustee"). The proceeds of the Notes issued on behalf of the Company were deposited into one of the Accounts (the "Pre-Funding Account") in the form of a guaranteed investment contract. The funds in the Pre-Funding were only to be used to fund the installment construction payments, principal and interest due on the Notes and management fees prior to the delivery of the Vessel. Charterhire payments are being deposited into a separate account (the "Revenue Account") in the form of a guaranteed investment contract. The funds in the Revenue Account can be used only to fund the principal and interest due on the Notes and management fees subsequent to the delivery of the Vessel.

6.   LEASES

As of December 31, 2006, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years. Chevron had an option to terminate its charter on March 15, 2007 and has termination options on each of the four subsequent two-year anniversaries thereof. Chevron has not exercised the first termination option. For each of the remaining optional termination dates Chevron must give the Company (i) non-binding notice of its intent to exercise such the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.

The minimum future revenues to be received on the bareboat charter which has been accounted for as an operating lease as of December 31, 2006 are as follows:

Year ending December 31,
(in thousands of $)
2007                                                                 2,035
2008                                                                     -
2009                                                                     -
2010                                                                     -
2011                                                                     -
2012 and later                                                           -
                                                             --------------
Total minimum lease payments                                         2,035
                                                             ==============

Cost and accumulated depreciation on the Vessel leased to third parties at December 31, 2006 were $86.7 million and $25.2 million respectively.

7.   VESSEL

(in thousands of $)                                   2006                 2005
                                                      ----                 ----
Cost                                                86,716               86,716
Accumulated depreciation                          (25,197)             (21,981)

Net book value at end of year                       61,519               64,735

Depreciation expense was $3.2 million for each of the years ended December 31, 2006, 2005 and 2004 respectively.

8.   DEFERRED CHARGES

Deferred charges are comprised of expenses incurred in connection with the structuring of the transaction and the issuance of the Notes. Such expenses are being amortized over the life of the debt using the effective interest method. The deferred charges are comprised of the following amounts:

(in thousands of $)                                   2006                 2005
-------------------                                   ----                 ----
Debt arrangement fees                                1,233                1,233
Accumulated amortization                             (756)                (716)

                                                       477                  517

9.   DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. The Serial Notes were fully repaid in February 2006. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)                                   2006                 2005
                                                      ----                 ----

Serial notes (6.85%) due February 1, 2006                -                4,400
Term notes (8.04%) due February 1, 2019             63,550               63,550

Total mortgage notes                                63,550               67,950
Less: short-term portion                                 -              (4,400)

                                                    63,550               63,550

The outstanding debt as of December 31, 2006 is repayable as follows:

Year ending December 31,
(in thousands of $)
2007                                                                 -
2008                                                             2,920
2009                                                             3,160
2010                                                             3,420
2011                                                             3,700
2012 and later                                                  50,350

Total debt                                                      63,550

As of December 31, 2006, the effective interest rate for the Term Notes was 8.04%.

The Term Notes are subject to redemption by the Company through the operation of a mandatory sinking fund on each payment date commencing February 1, 2008 up to and including February 1, 2019, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019. The amortization schedule will approximate the level of debt service through to the maturity date with an additional principal payment on the maturity date of $10,995,000.

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.


Scheduled Payment Date                                                  Amount
(in thousands of $)
February 1, 2008                                                         1,430
August 1, 2008                                                           1,490
February 1, 2009                                                         1,550
August 1, 2009                                                           1,610
February 1, 2010                                                         1,675
August 1, 2010                                                           1,745
February 1, 2011                                                         1,815
August 1, 2011                                                           1,885
February 1, 2012                                                         1,960
August 1, 2012                                                           2,040
February 1, 2013                                                         2,125
August 1, 2013                                                           2,210
February 1, 2014                                                         2,295
August 1, 2014                                                           2,390
February 1, 2015                                                         2,485
August 1, 2015                                                           2,585
February 1, 2016                                                         2,690
August 1, 2016                                                           2,800
February 1, 2017                                                         2,910
August 1, 2017                                                           3,025
February 1, 2018                                                         3,150
August 1, 2018                                                           3,275
February 1, 2019                                                        14,410
                                                                    -----------
                                                                        63,550
                                                                    ===========

The Notes have priority of payment as described in the Indenture Agreement and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the initial charter, the Chevron Corporation guarantee and certain other collateral.

The Notes will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes if the Vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

If Chevron exercises any of its termination options as defined in the Initial Charter, and the Company does not enter into an acceptable replacement charter for the Vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the Vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the Vessel and the allocable portion of the Restricted Investments account, in an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund. The debt service reserve fund, together with the interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes. If all the holders of the Term Notes do not consent to such a sale, Frontline as Manager, will attempt to re-charter the Vessel.

The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) a Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer is required to pay charter hire equal to or greater than the charter hire payable by Chevron during the fixed period, then the make-whole premium, as defined in the Offering Memorandum, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such Vessel. In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

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

10.  SHARE CAPITAL

Authorized share capital:

                                                   2006                 2005
                                                   ----                 ----
2,000 common stock of no par value                2,000                2,000


Issued and outstanding share capital:

                                                   2006                 2005
                                                   ----                 ----
2 common stock of no par value                        2                    2

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

11.  FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimate fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                                      2006                 2006                 2005                 2005
(in thousands of $)                         Carrying Value           Fair Value       Carrying Value           Fair Value
-------------------                         --------------           ----------       --------------           ----------
Restricted cash                                      9,370                9,370                7,981                7,981
Term Notes                                          63,550               66,966               63,550               69,587
Serial Notes                                             -                    -                4,400                4,400

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

The estimated fair value of the Term Notes is based on the quoted market price of these or similar notes when available.

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

12.      COMMITMENTS AND CONTINGENCIES

Assets pledged

 (in thousands of $)                              2006                 2005
 -------------------                              ----                 ----
 Vessel                                         61,519               64,735
 Restricted bank deposits                        9,370                7,981

                                                72,587               72,809


13.  RELATED PARTY TRANSACTIONS

In the years ended December 31, 2006, 2005 and 2004, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2006, 2005, and 2004 are as follows:

   (in thousands of $)                  2006     2005       2004
   -------------------                  ----     ----       ----
Management fee expense                    50       50         50
Management fee payable                    21       21         21