Form 20-F
period 2008-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2009-04-22
CIK 1038461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
 (Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report
Commission file number 333-26227-02
Golden State Petro (IOM I-B) PLC
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
Isle of Man
(Jurisdiction of incorporation or organization)
c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive offices)
Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange
None

Securities registered or to be registered pursuant to section 12(g) of the Act.

-i-

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

[   ] Yes                                [ X ] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes                      [    ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes                      [    ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer [    ]          Accelerated filer [    ]          Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP [ X ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[   ] Item 17          [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes          [ X ] No

-ii-

INDEX TO REPORT ON FORM 20-F

 PAGE
PART I

PART II

PART III

Item 17.	Financial Statements	35
Item 18.	Financial Statements	35
Item 19.	Exhibits	36

-iii-

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in the petroleum production levels of the Organization of the Petroleum Exporting Countries, or OPEC, and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Golden State Petro (IOM 1-B) PLC with the Securities and Exchange Commission or Commission.

-iv-

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

A.  Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2008, 2007 and 2006, and the selected balance sheet data with respect to the fiscal years ended December 31, 2008 and 2007, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto.  The selected statement of operations data with respect to the fiscal years ended December 31, 2005 and 2004, and the selected balance sheet data with respect to the fiscal years ended December 31, 2006, 2005 and 2004, have been derived from financial statements of the Company not included herein.  The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein.  The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2008	2007	2006	2005	2004
(in thousands of $, except per share data)
Statement of operations data:
Total operating revenues	10,403	10,305	9,928	9,928	9,928
Net income	3,032	2,532	1,831	1,504	1,119

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Vessel, net	55,085	58,302	61,519	64,735	67,952
Total assets	73,095	73,077	71,366	73,233	76,305
Current portion of long-term debt	3,160	2,920	-	4,440	4,450
Long-term debt	57,470	60,630	63,550	63,550	67,950
Stockholder's equity	10,403	7,371	4,839	3,008	1,504
Number of shares	2	2	2	2	2

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the offer and use of proceeds

Not applicable.

D.  Risk Factors

We are currently engaged in transporting crude oil and oil products.  Our vessel the Phoenix Voyager, or our Vessel,is currently operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron.  The Initial Charter commenced on March 15, 1999, the delivery date of our Vessel, and ends on the eighteenth anniversary of such delivery date.  Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, March 15, 2009, and has termination options on each of the three subsequent two-year anniversaries thereof.  For the remaining optional termination dates, Chevron must provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.  As of April 22, 2009, Chevron had not provided us with such notice.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity.  If the tanker market is depressed in the future when the Initial Charter expires or is terminated, our earnings and available cash flow may decrease.  Our ability to re-charter our Vessel on the expiration or termination of the Initial Charter, and the charter rates payable under any renewal or replacement charter will depend upon, among other things, economic conditions in the tanker market.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.  The factors that influence demand for tanker capacity include:

●	demand for oil and oil products;
●	global and regional economic and political conditions;
●	changes in oil production and refining capacity;
●	environmental and other regulatory developments;
●	the distance oil and oil products are to be moved by sea; and
●	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	the scrapping rate of older vessels;
●	port or canal congestion;
●	vessel casualties;
●	price of steel;
●	potential conversion of vessels to alternative use;
●	the number of vessels that are out of service; and
●	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Our Initial Charter may be terminated on certain dates the next date being in March 2011.  If the Initial Charter is terminated on this or any other termination option date, we may incur additional expenses and not be able to re-charter our Vessel profitably

Chevron has a third option to terminate the Initial Charter on March 15, 2011, and has termination options on each of the two subsequent two-year anniversaries thereof.  Chevron, in its sole discretion, may exercise these options and will not owe any fiduciary or other duty to the holders of the Term Notes, defined below, in deciding whether to exercise its termination options, and their decision may be contrary to our interests or the interests of the holders of the Term Notes.

We cannot predict any of the factors that Chevron will consider in deciding whether to exercise any of its remaining termination options under the Initial Charter.  It is likely, however, that Chevron would consider a variety of factors, which may include whether a vessel is surplus or suitable to their requirements and whether lower charterhire rates are available to them in the open market at that time.

In the event that Chevron does terminate the Initial Charter, we will attempt to arrange a replacement charter, or we may sell our Vessel.  Replacement charters may include shorter-term time charters and employing our Vessel on the spot charter market (which is subject to greater fluctuation than the time charter market).  Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay principal and interest on the Term Notes.

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter or if Chevron terminates the Initial Charter prior to that time

The demand for our oil tanker primarily depends on the demand for Arabian Gulf and West African crude oil, along with crude oil from the Former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources.  A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas.  One such factor is the price of worldwide crude oil.  The world's oil markets have experienced high levels of volatility in the last 25 years.  In July 2008, oil prices rose to a high of $137.00 per barrel before decreasing sharply to $41.30 in December 2008.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance.  Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;
●	increased refining capacity in the Arabian Gulf, West Africa or the FSU;
●	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and FSU;
●	a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and
●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability when the Initial Charter expires or is terminated by Chevron

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in parts of the world economy, including Asia.  If the capacity of new ships delivered exceeds the capacity of tankers being scrapped and lost, tanker capacity will increase.  If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline.  A reduction in charter rates may have a material adverse effect on our results of operations when the Initial Charter expires or is terminated by Chevron.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets.  The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws.  Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit.

We face risks attendant to changes in economic environments and instability in securities markets around the world, among other factors.  Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements.  We cannot predict how long the current market conditions will last.  However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

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

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results at the end of the Initial Charter or if Chevron terminates the Initial Charter prior to that time

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our Vessel operates and the country in which our Vessel is registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management.  These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, or LL Convention, and implementing regulations adopted by the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, and other international, national and local regulatory bodies.

In addition, vessel classification societies also impose significant safety and other requirements on our Vessel.  In complying with current and future environmental requirements, vessel-owners and operators such as ourselves may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our Vessel to keep it in compliance, or even to scrap or sell our Vessel altogether.  For example, various jurisdictions, including the United States, are considering or have enacted legislation imposing more stringent requirements on air emissions and ballast water discharges from vessels.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.  These requirements can also affect the resale value or useful life of our Vessel, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our Vessel or otherwise in connection with our current or historic operations.  We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our Vessel, as a result of violations of or liabilities under environmental laws, regulations and other requirements.  For example, OPA affects all vessel-owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters.  Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our Vessel.  Although Chevron is responsible for all operational matters and bears all these expenses during the term of the Initial Charter, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of the Initial Charter or in the event Chevron fails to make a necessary payment.

We may not have adequate insurance at the end of the Initial Charter or if Chevron terminates the Initial Charter  prior to that time

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

Under the Initial Charter, Chevron bears all risks associated with the operation of our Vessel including the total loss of our Vessel.  However, we cannot assure holders of the Term Notes that we will adequately insure against all risks at the end of the Initial Charter or in the event the Initial Charter is terminated.  We may not be able to obtain adequate insurance coverage at reasonable rates for our Vessel in the future and the insurers may not pay particular claims.  For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition.  In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid.  In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable.  Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss.  We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability.  Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia.  Throughout 2008 and the first quarter of 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  If these pirate attacks result in regions in which our Vessel are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

We are highly dependent on Chevron and Chevron Corporation

We are highly dependent on the performance by Chevron of its obligations under the Initial Charter and by its guarantor, Chevron Corporation, of its obligations under its guarantee.  A failure by Chevron and Chevron Corporation to perform their obligations under the Initial Charter could result in our inability to service the Term Notes, defined below.  If our Note holders had to enforce the mortgages securing our Term Notes, they may not be able to recover the principal and interest owed to them.

We may not be able to pay down our debt in the future, which could result in the loss of our Vessel

Currently, we must dedicate a large portion of our cash flow from operations to satisfy our debt service obligations.  Our ability to pay interest on, and other amounts due in respect of, our Term Notes, defined below, will depend on our future operating performance, prevailing economic conditions and financial, business and other factors, many of which are beyond our control.  There can be no assurance that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future.  If we are unable to service our indebtedness or obtain additional financing, as needed, this could have a material adverse effect on the holders of the Term Notes.

Governments could requisition our Vessel during a period of war or emergency, resulting in a loss of earnings

A government could requisition for title or seize our Vessel.  Requisition for title occurs when a government takes control of a vessel and becomes her owner.  Also, a government could requisition our Vessel for hire.  Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates.  This amount could be materially less than the charterhire that would have been payable otherwise.  In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.  Government requisition of our Vessel would negatively impact our revenues and therefore impact our ability to service our debt.

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

Our Vessel may call on ports located in countries that are subject to restrictions imposed by the United States government

The Initial Charter is a bareboat charter and, from time to time, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism.  Although these sanctions and embargoes do not prevent our Vessel from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our Term Notes, defined below.  Investor perception of the value of our Notes may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our Notes may not be as liquid as other securities with established trading markets, which may affect the value of the Notes and your ability to trade them

Our Notes, defined below, are not listed on any national securities exchange and have no established trading market.  Consequently, our Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and warrants, and our financial performance.  The placement agents for our Notes currently make a market for them, but are not obligated to do so and may discontinue their market making activity at any time.  In addition, their market making activity is subject to the limits imposed by the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.  We cannot assure you that an active trading market will exist for the Notes or that any market for the Notes will be liquid.

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged.  As of December 31, 2008, we had $60.6 million in total indebtedness outstanding and stockholders' equity of $10.4 million.  The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

●	we may have trouble withstanding competitive pressures and responding to changing business conditions;
●	we may be more vulnerable than others in the event of a downturn in general economic conditions or in our business; and
●	we may be more highly leveraged than other tanker owners with which we compete, which may put us at a competitive disadvantage.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States.  As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We have a limited business purpose which limits our flexibility

Our activity is limited to issuing the Notes, engaging in the acquisition, disposition, ownership, and chartering of a very large crude carrier, or VLCC, oil tanker.  During the terms of the Initial Charter with Chevron we expect that the only source of operating revenue from which we may pay principal and interest on the Notes will be from this charter.

ITEM 4.	INFORMATION ON THE COMPANY

A.  History and Development of the Company

Golden State Petro (IOM I-B) PLC and Golden State Petro (IOM I-A) PLC, or  IOM I-A, together, the Companies, are Isle of Man public limited companies, each formed for the purpose of acquiring and chartering a VLCC.

We, along with IOM I-A and Golden State Petroleum Transport Corporation, or GSPTC, a Delaware corporation,  are wholly-owned subsidiaries of Golden State Holdings I, Limited, or GSH, an Isle of Man holding company.  GSH is wholly-owned by Independent Tankers Corporation, a Cayman Islands company, or ITC.  ITC is wholly-owned by Independent Tankers Corporation Limited, or ITCL.  ITCL was established in February 2008 and is 82.47% owned by Frontline Ltd, or Frontline, a Bermuda company whose shares are listed on the New York Stock Exchange, London Stock Exchange and Oslo Stock Exchange.

GSPTC  as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together the Notes.   The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000,  respectively.  The Serial Notes were fully repaid on February 1, 2006.  The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of the Phoenix Voyager, or our Vessel, by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation.  The Vessel, was accepted by us under the building contract on March 15, 1999 and concurrently was delivered to Chevron under an initial charter for a term of 18 years, or the Initial Charter.  The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag.  Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

We charter our Vessel to Chevron under the Initial Charter which is expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) our obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes, or the Indenture Trustee, and (v) any other costs and expenses incidental to the ownership and chartering of our Vessel that are to be paid by us and to fund a debt service reserve fund, and (b) that our Vessel will be maintained in accordance with good commercial maintenance practices, and   for vessel management and re-marketing services to be available in case any Initial Charter is terminated or our Vessel is for any other reason returned to our possession and use.

We were incorporated in the Isle of Man because it is a jurisdiction whose regulation of the shipping industry and favorable tax laws have traditionally encouraged the organization of shipping companies.  The Isle of Man is an "open registry" jurisdiction, which has traditionally been associated with the shipping industry.  We conduct our business and are domiciled in the Isle of Man; to date we have not incurred taxation on our income and should not, under current law and practice in such jurisdictions, incur such taxation in the future.

Our principal executive offices are located at 15-19 Athol Street, Douglas, Isle of Man IM1 1LB and our telephone number is (1) 441 295 6935.

B.  Business Overview

Under a management agreement with the Company, or the Management Agreement, Frontline provides administrative, ship management and advisory services to the Company as manager, or Manager.  Pursuant to the Management Agreement, the Manager receives a fee, or the Management Fee,  of $50,000 per year per Vessel,  which is payable semi-annually.  All costs of maintaining our corporate status, accounting and auditing fees and other related costs, which we refer to as Recurring Fees, are payable by the Manager from the Management Fee.

The Initial Charter

Pursuant to the Initial Charter, Chevron has agreed to charter our Vessel commencing on its delivery date and ending on the eighteenth anniversary of such delivery date.  Chevron has the right to terminate the Initial Charter on five dates, each, an optional termination date, beginning on the expiration of the period commencing on the delivery date for such Vessel and terminating on the eighth anniversary thereof, each, a Fixed Period, and on each of the four subsequent two-year anniversaries thereof.  During the Fixed Period, the charter hire was $27,199 per day.  Charter hire after the Fixed Period is $28,500 per day.  During the term of the Initial Charter, we are not liable for any expense in operating, registering, documenting, insuring, repairing or maintaining our Vessel and are not required to supply a vessel or any part thereof if our Vessel or any part thereof is lost, damaged, rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated.  Pursuant to the Initial Charters, Chevron is required to pay charter hire in respect of our Vessel without offset or deduction for any reason whatsoever.

On the first optional termination date, Chevron was required to give us (i) non-binding notice of its intent to exercise the option at least 12 months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date.  If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii)  irrevocable notice of such exercise six months prior to the optional termination date.  As of April 22, 2009, we had not received any notice of Chevron's intent to exercise its termination option.

Remarketing

In the event Chevron gives us notice of its intent to terminate the Initial Charter, the Manager, pursuant to the related Management Agreement, is required to engage a remarketing agent.  McQuilling Brokerage Partners, Inc., or McQuilling, and ACM Shipping Limited, or ACM Shipping, have agreed to provide on a non-exclusive basis remarketing services if Chevron exercises its option to terminate the Initial Charter for our Vessel.  McQuilling, established in 1972, is a leading New York-based ship broker whose activities encompass all aspects of chartering, sale and purchase, ship finance, demolition and project development.  ACM Shipping is a leading London shipbroker that has strong relationships with the major oil companies.  ACM Shipping has been in the ship brokerage business since 1982.

If Chevron elects to terminate the Initial Charter and an acceptable replacement charter has not been entered into or our Vessel has not been sold, then in order to make scheduled sinking fund and interest payments on the Notes, if any, and to pay estimated ship expenses for our Vessel, we would require minimum bareboat charter hire payments of approximately $21,600 per day.  The foregoing charter hire rates would not cover $10,995,000 of the final principal payment allocated to our Vessel.  The  $10,995,000 is less than current estimates of the approximate residual value of our Vessel on the date of the final payment.  No assurance can be given as to the residual or scrap value of our Vessel on such date of the final payment and no assurance can be given that the Manager would be able to obtain charters at the foregoing charter hire rates.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tanker.  We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or are registered.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Our Vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private entities each of which may have unique requirements.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our tanker.  Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of our Vessel.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  Our charterers, Chevron, are required to maintain operating standards for our Vessel that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our tanker.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention.  The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions.  Under IMO regulations, in order to trade in ports of IMO member nations, a newbuild tanker of 5,000 dwt or above must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

●	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

●	commences a major conversion or has its keel laid on or after January 6, 1994; or

●	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single hull oil tankers.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005.  The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil.  Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5, 2005 for ships delivered on April 5, 1982; or earlier; or 2005 for ships delivered after April 5, 1982.
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements; and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier;
2005 for ships delivered after April 5, 1977 but before
January 1, 1978;
2006 for ships delivered in 1978 and 1979;
2007 for ships delivered in 1980 and 1981;
2008 for ships delivered in 1982;
2009 for ships delivered in 1983; or
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase out date in accordance with the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of our Vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The MEPC, in October 2004, adopted a unified interpretation of regulation 13G that clarified the date of delivery for tankers that have been converted.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

●	the oil tanker conversion was completed before July 6, 1996;

●
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

●
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel.  The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15єC higher than 900 kg/m3;

●	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees.  The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Because our Vessel is of double hull construction, it is not subject to the current phase-out regulations of the IMO.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.  We believe that our Vessel is compliant in all material respects with current Annex VI regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010.  The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur oxide emission cap reduced initially  from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50% by  January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  Once these amendments become effective, we may incur costs to comply with these revised standards.  The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

Safety Requirements

The IMO has also adopted the SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships.  SOLAS Convention and LL Convention standards are revised periodically.  We believe that our Vessel is in material  compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations.  The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.  We intend to rely upon the safety management system that our appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate.  This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system.  No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code.  Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for our Vessel where the certificates are required by the IMO.  The document of compliance ("DOC") and ship management certificate ("SMC") are renewed every five years but DOC is subject to audit verification annually and the SMC every 2.5 years.

Non-compliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters.  Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits.  The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage.  To date there has not been sufficient adoption of this standard for it to take force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag.  The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced.  We are in compliance with the Anti-fouling Convention.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC.  Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR.  Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000.  For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.632000 SDR per U.S. dollar on April 7, 2009.  The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct.  Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common laws govern, and liability is imposed either on the basis of fault or in a manner similar to that convention.  We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel.  The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

United States Requirements

In 1990, the United States Congress enacted the U.S. Oil Pollution Act of 1990, or OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills.  OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States.  The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels.  These other damages are defined broadly to include:

●	natural resource damages and related assessment costs;

●	real and personal property damages;

●	net loss of taxes, royalties, rents, profits and earnings capacity;

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

●	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation).  Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross ton or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters.  In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act.  On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  The increased amounts became effective on January 15, 2009.  U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $3,300 per gross ton for a single hull tanker or $2,200 per gross ton for a double hull tanker, coupling the OPA limitation on liability of $3,000 per gross ton for a single hull tanker or $1,900 per gross ton for a double hull tanker, respectively, with the CERCLA liability limit of $300 per gross ton.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty.  Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA.  We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for our Vessel as required.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double-hulls.  Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore.  Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans.  These response plans must, among other things:

●	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge;

●	describe crew training and drills; and

●	identify a qualified individual with full authority to implement removal actions.

We have obtained a vessel response plan approved by the U.S. Coast Guard for our Vessel for its operations in the waters of the United States.

In addition, the U.S. Clean Water Act, or CWA prohibits the discharge of oil or hazardous substances in U.S navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.

The U. S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date.  The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters.  Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges.  This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream.  Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream.  The VGP imposes additional requirements on certain Regulated Vessel types, including tankers that emit discharges unique to those vessels.  Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008.  This date was further postponed until February 6, 2009 by the District Court.  Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized.  Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational.  Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline.  Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP.  Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI.  Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission.  Our Vessel is a Regulated Vessel, and we intend to submit a NOI as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties.  This could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our Vessel from entering U.S. waters.  In addition, pursuant to Section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP.  These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive.  The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our Vessel that operates in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas.  Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.  As indicated above, our Vessel operating in covered port areas is already equipped with vapor recovery systems that satisfy these existing requirements.  As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009.  Previously, the state of California had adopted stringent air emissions requirements for ocean-going vessels that were held by a federal court in February 2008 to be preempted by the federal Clean Air Act and thus invalidated.  In response, on July 24, 2008, the California Air Resources Board of the State of California, or CARB, then adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters.  The new CARB regulations, while avoiding explicit regulation of emissions, require such vessels to use low sulfur marine fuels rather than bunker fuel.  By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%.  By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed.  California is also requesting EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated.  More legal challenges are expected to follow.  If EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect as scheduled on July 1, 2009, our vessel would be subject to the CARB requirements if they were to travel within such waters.  The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs.  Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States and Canada jointly requested IMO on March 27, 2009 to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments.  If approved by IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas that would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by vessels in foreign ports.  The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the vessel, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil).  Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent vessels from performing cargo operations upon arrival in the United States, and alternative methods are still under development.  Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements.  The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.  In April 2008 the U.S. House of Representatives  passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives.  Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law.  In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.  For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges.  Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts.  Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements.  In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities.  If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Other Regulations

European Union Tanker Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003 that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age.  The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction.  Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.  The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.  The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful life of our Vessel and our ability to generate income from it.  It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force.  Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming.  Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol.  However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels.  In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or  petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act.  Although the DC Circuit denied the petition in June 2008, EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act.  Climate change initiatives will also be considered by the U.S. Congress in this session.  Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or  MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  Similarly, in December 2002, amendments to SOLAS, created a new chapter of the convention dealing specifically with maritime security.  The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code.  The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a ship's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the vessel is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code.  We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our Vessel is in compliance with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society.  The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state.  These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

●
Annual Surveys.  For oceangoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys.  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys may be carried out on the occasion of the second or third annual survey.

●
Class Renewal Surveys.  Class renewal surveys, also known as special surveys, are carried out for the ship's hull and machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey the vessel is thoroughly examined, including audio gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle.  At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.  This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.  The period between two subsequent surveys of each area must not exceed five years.

Our Vessel is periodically drydocked.  If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies.  Our Vessel is certified as being "in-class" by a recognized classification society.

Risk of Loss and Insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, environmental mishaps, cargo and property losses or damage and business interruptions caused by adverse weather and ocean conditions, mechanical failures, human error, political action in various countries, war, terrorism, piracy, labor strikes and other circumstances or events.  Pursuant to the Initial Charter, our Vessel may be operated throughout the world in any lawful trade for which our Vessel is suitable, including carrying oil and its products.  In the past, political conflicts in many regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area.  Vessels trading in such regions have also been subject to acts of terrorism and piracy.  In addition, the carriage of petroleum products is subject to the risk of spillage and leakage.  Any such event may result in increased costs or the loss of revenues or assets, including our Vessel.

Under the Initial Charter, Chevron is entitled to self-insure against marine and war risks relating to our Vessel and against protections and indemnity risks relating to our Vessel during the term of the Initial Charter and, accordingly, purchasers of the Notes cannot rely on the existence of third-party insurance.  There can be no assurance that all risks will be adequately insured against, that any particular loss will be covered or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.  In particular, stricter environmental regulations may result in increased costs for, or the lack of availability or, insurance against the risks of environmental damage or pollution.

Chevron will, pursuant to the Initial Charter, indemnify us from damages arising from a failure to maintain any financial responsibility requirements whether relating to oil or other pollution damage.  Chevron will also indemnify us to the extent losses, damages or expenses are incurred by us relating to oil or other pollution damage as a result of the operation of our Vessel by Chevron.

C.  Organizational Structure

We, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company.  GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation.  ITC is a wholly-owned subsidiary of ITCL and 82.47% of the outstanding common shares of ITCL are owned by Frontline.

The Company does not have any subsidiaries.

D.  Property, Plants and Equipment

Other than our Vessel referred to above, the Company has no property.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

We were formed as an Isle of Man public limited company for the purpose of acquiring and chartering our Vessel.

At the time of the issuance of the Notes by GSPTC, which we refer to as the Closing Date, we (i) received the net proceeds from the sale of the Notes, (ii) paid the first installment of the purchase price of our Vessel, (iii) paid certain legal, printing, rating and other fees and expenses, and (iv) deposited the balance of the net proceeds from the sale of the Notes into a guaranteed investment contract, or Pre-Funding Account.  In addition, we entered into a building contract, or the Building Contract, the Technical Supervision Agreements, the Initial Charter, the Management Agreement and certain security agreements for the benefit of the holders of the Notes, and became the beneficiary of a Building Contract guarantee and the Chevron guarantee.

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

Following delivery of our Vessel, our operations consist solely of (i) receiving charter hire payments under its Initial Charter, any Acceptable Replacement Charter and other charters, (ii) receiving proceeds from the sale, if any, of our Vessel, (iii) making payments of interest and principal on the Notes, (iv) making payments of Recurring Fees and Management Fees and (v) receiving interest income on amounts held in the trust accounts.

Market Overview and Trend Information

Time charter equivalent, or TCE, earnings for VLCCs in early 2008 reached a high of approximately $195,000 per day and the first two to three quarters managed to deliver more than satisfactory results in spite of volatility experienced in the tanker market more or less throughout the year.  Rates hovered around $100,000 per day from the first to the third quarter when the market lost some of the drive and earnings settled at a level around $50,000 to $70,000 per day.  The current financial crisis had started to become a reality for most industries in the fourth quarter.  Tanker owners, however, remained largely untouched by this and managed to deliver strong results throughout the quarter and thus provided a financial year that is only comparable with the year of 2004.  Average earnings for double hull VLCCs in 2008 was in excess of $95,000 per day according to industry sources.

There were several factors, which contributed positively to the tanker market in the first half of 2008.  The National Iranian Tanker Company tied up an estimated 12 to 14 VLCCs for storage during this period as there was no demand for Iranian crude oil at that time.  Throughout the same period, tanker rates also spiked because of the strong demand from the Chinese in relation to the Olympics.  Furthermore, the large number of port strikes during the entire year also contributed to a tighter tonnage list, especially in France.  Lastly, there was an increase in ton-miles during the first half of 2008.  The USA, China, Japan and Korea were the main drivers of this increase with approximately 40%, 24%, 23% and 12% share of the growth, respectively, when comparing the first quarter in 2008 and 2007.  Total ton-mile growth for these countries was 7.3% increasing from just below 14,000 miles in the first quarter of 2007 to approximately 15,000 miles in the first quarter of 2008.

During the second half of 2008, OPEC cuts were one of the major factors impacting the tanker market.  As world demand for petroleum products decreased throughout this period, OPEC's profit margin tightened.  Consequently, production capacity was cut and output figures were decreased.  The Brent crude prices in 2008 averaged at $98.7 per barrel with a high average of approximately $137 per barrel in July and a low of $41.3 per barrel in December.

Average OPEC production is estimated at 31.24 million barrels per day in 2008 according to IEA's February 2009 report.  The expected 2009 OPEC production output figure has not yet been published by the IEA, however, they reported a January 2009 OPEC production of 29.03 million barrels per day, which is a decrease of approximately three million barrels per day year on year.  The main factor for this decrease is OPEC's desire for a higher oil price in a weak market.

The IEA further estimates that average world oil demand was 85.7 million barrels per day in 2008, a 0.4% decrease from 2007.  For 2009, a decrease in world oil demand of 1.1%, or 1 million barrels per day, is forecasted.

The tanker market benefited from " contango" in the oil price during 2008.  This is a market condition where the future oil price is higher than the current price.  At the end of October, the spread between the current and future oil price widened making it profitable for oil companies and traders to store crude oil.  During the following weeks and months the market was swamped by requirements for storage, predominantly in the Atlantic basin but also in the Arabian Gulf.  The spot market at that time was approximately $50,000 per day, and the first few ships were chartered by oil majors at rates somewhat exceeding the spot market.  Since then approximately 40 ships were chartered either for straight storage or voyages followed by storage, with rates ranging from $55,000 to $85,000 per day.

Throughout 2008, there was a continued trend among oil companies to discriminate against single hull tankers due to their decreasing territory allowance and increasing probability of inspection.

Bunkers followed the movements in the oil market closely in 2008.  The lowest bunker price in Fujairah was quoted at the end of December at $206.50 per metric ton while the highest was quoted in mid-July at $756.5 per metric ton.  The average bunker price in 2008 was approximately $508 per metric ton.

According to figures released in January 2009 by The International Monetary Fund, or IMF, global growth is expected to moderate to 0.5% for the year.  This is a downward revision of  2.5% compared to the IMF's October 2008 report and a 3.4% reduction compared with what the IMF reported in January 2009, or 3.9%.  In the United States, negative growth of 1.6% is expected this year, a downward revision of 0.5% from 2008.  Further negative growth is also expected in Europe and Japan while emerging markets and developing countries will experience a continued decrease in their growth figures.  According to the IMF October 2008 report, China's growth is projected to remain relatively strong in 2009 with only a small downward adjustment from the expected 9.7% 2008 growth rate.

The total VLCC fleet increased by 7.6% in 2008 to 501 vessels.  Throughout the year a total of 38 new vessels were delivered to owners and 82 new orders were made.  The total order book amounted to 227 vessels at the end of the year, which represented approximately 45% of the existing fleet.

Throughout 2009, it is estimated that 68 new VLCCs will enter the market including 15 in the first quarter.  This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase out program of single hull vessels.  Additionally, if tanker rates reduce substantially through the year, it will not only lead to an increased scrapping of single hull vessels as well as deletions of older vessels, but it may also serve as an incentive for future conversion projects.  It should be noted that future amendments to the orderbook such as cancellations and delays are expected.

Operating results

Year ended December 31, 2008 compared with the year ended December 31, 2007

Total Revenues

(in thousands of $)	2008	2007	% Change

Charter income	10,403	10,305	1.0%
Interest income	895	648	38.1%

Charter income is in line with expectations.  The increase in 2008 is due to the increase in the daily charter rate paid by Chevron when the fixed charter period ended March 2007.  The daily rate paid by Chevron is $28,500 per day for the optional period of the charter.  Interest income increased as a result of the rising cash balances held.

Expenses

(in thousands of $)	2008	2007	% Change

Interest expense	(4,953)	(5,108)	(3.0)%
Amortization of deferred charges	(40)	(40)	-

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.  The Company amortizes the deferred charges over the life of the Term Notes.

Year ended December 31, 2007 compared with the year ended December 31, 2006

Total Revenues

(in thousands of $)	2007	2006	% Change

Charter income	10,305	9,928	3.8%
Interest income	648	351	84.6%

Charter income increased in line with expectations for the fixed charter period ended March 2007.  The daily charter rate paid by Chevron increased from $27,199 per day to $28,500 per day at this time for the optional period of the charter.  Interest income has risen as a result of the rising cash balances held.

Expenses

(in thousands of $)	2007	2006	% Change

Interest expense	(5,108)	(5,135)	(0.5)%
Amortization of deferred charges	(40)	(40)	-

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.  The Company amortizes the deferred charges over the life of the Term Notes.

Liquidity and Capital Resources

As of December 31, 2008, revenues from the Initial Charter were sufficient to pay our obligations under the Term Notes.  Chevron may elect to terminate the Initial Charter as of the next specified termination date, March 15, 2011.  If the Initial Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for our Vessel.  If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of our Vessel.  The Manager's ability to obtain an acceptable replacement charter, to sell our Vessel or re-charter our Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of our Vessel compared with other vessels available at the time.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000.  At December 31, 2008 the amount outstanding on the Notes was $119,995,000.  In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2008, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1			More than
	year	1-3 years	3-5 years	5 years	Total
Term Notes (8.04%)	3,160	7,120	8,335	42,015	60,630
Interest	4,812	8,826	7,610	12,836	34,084

Total contractual obligations	7,972	15,946	15,945	54,851	94,714

Interest is payable on the Term Notes at a fixed rate of 8.04% until maturity.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in Item 18 "Financial Statements" of this Annual Report.  The most critical accounting policies include:

Revenue Recognition

Revenue is generated from bareboat charter hire and is recorded over the term of the charter as service is provided.

Vessel, Depreciation and Impairment

The cost of our Vessel is depreciated to estimated residual value, on a straight-line basis, over our Vessel's remaining economic useful life.  Management estimates the useful life of our Vessel to be 25 years and this is a common life expectancy applied in the shipping industry.  If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased.  Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.  Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends.  In assessing the recoverability of our Vessel's carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows.  These assumptions include assumptions about the spot market rates for vessels, the revenues our Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel.  In making these assumptions, the Company refers to historical trends and performance as well as any known future factors.  If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value.  Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB,  issued Financial Accounting Standard No. 157, Fair Value Measurements, or FAS 157, and is effective for fiscal years beginning after November 15, 2007.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  On February 14, 2008, FASB issued FSP FAS 157-1, Application of FASB Statement No. 157 to FSAB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes leasing transactions accounted for under statement 13 and related guidance for the scope of FAS 157.  The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances.  The Company's adoption of this statement did not have a material effect on the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115, or FAS 159. FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealised gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date.  FAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company's adoption of this statement did not have a material effect on the financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, or FAS 162.  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States.  Adoption of this statement is not expected to have a material effect on the Company's financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The Company does not have any employees involved in the management of its Vessel.  The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name	Age	Position with the Company

Andrew James Baker	49	Secretary
Kate Blankenship	44	Director
John Michael Killip	64	Director
Tor Olav Trøim	46	Director

Andrew James Baker:  Isle of Man resident and has been secretary of the Company since November 1996.  Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services.  He has been a solicitor with Cains since March 1994.  Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a director of the Company since November 1, 1998.  Mrs. Blankenship has been a director of the Manager since March 2000.  Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005.  Mrs. Blankenship also serves as director of ITCL, Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited.  She is a member of the Institute of Chartered Accountants in England and Wales.

John Michael Killip has been a non-executive Isle of Man resident director of the Company since February 13, 2001.  Mr. Killip is a manager with Equity Limited, the corporate service provider owned by Cains Advocates Limited, Isle of Man, who are legal advisers to the Company and as such are entitled to charge for professional advice and services.  He has been in a managerial capacity with Cains Advocates Limited/Equity Limited for over 18 years.

Tor Olav Trøim has been a director of the Company since November 1, 1998.  Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985.  His careers include Portfolio Manager Equity in Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995).  Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus.  Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Golar LNG Limited , Aktiv Kapital ASA, Marine Harvest Group and as an alternate director of Frontline Ltd.

B.  Compensation

During the year ended December 31, 2008, we made no compensation payments to our directors and officers.

C.  Board Practices

In accordance with the by-laws of the Company the number of directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each director shall hold office until the next annual general meeting following his election or until his successor is elected.

The officers of the Company are elected by the board of directors and shall hold office for such period and on such terms as the board of directors may determine.

There are no service contracts between the Company and any of its directors providing for benefits upon termination of their employment or service.

D.  Employees

We do not have any employees involved in the management of our Vessel.

Frontline is our Manager as described below in Item 7 "Major Shareholder and Related Party Transactions – Related Party Transactions."

E.  Share Ownership

The directors of the Company have no share ownership in the Company and do not have any arrangement that involves the issue or grant of securities of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSATIONS

A.  Major Shareholders

As of April 22, 2009, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of  its Common Stock.

Class of Shares	Name and address of Beneficial Owners	Number of Shares	Percent of Class

Common Shares	Golden State Holding I, Limited[1]	2	100%

[1]
The issued and outstanding shares of the Company are owned by Golden State Holdings I, Limited.  All of the issued and outstanding shares of Golden State Holdings I, Limited are owned by Independent Tankers Corporation.  All of the issued and outstanding shares of Independent Tankers Corporation are owned by Independent Tankers Corporation Limited, which is 82.47% owned by Frontline.

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  Related Party Transactions

As discussed in Item 4. "Information on the Company," Frontline, the ultimate parent, is our Manager.

Under the terms of the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually.  All cost of administering the Company are payable by Frontline from the Management Fee.  The Management Agreement is effective until termination by either party upon 30 days prior written notice.  Management fee expenses and management fee payable for each of the years ended December 31, 2008, 2007 and 2006 were as follows:

(in thousands of $)	2008	2007	2006
Management fee expenses	50	50	50
Management fee payable	21	21	21

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See Item 18 "Financial Statements" below.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

The Company does not pay dividends.

B.  Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

The Company is No. 081718c in the Isle of Man register.

All shares issued are unclassified; there is no authorization in force to issue other classes of shares.  Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties.  There are no provisions for changes to the rights of stockholders contained in the articles, except that by resolution of the directors the authorized capital may be increased and that the Company may divide or combine shares within the same class.

Directors may be interested in Company transactions but such interest should be disclosed to the other directors prior to agreement by the board as appropriate.  The directors have discretionary powers to borrow on behalf of the Company subject to the limits as set out in the Memorandum of Association.  There are no stated age limits for directors and directors need not be stockholders.  They do not retire by rotation.

Company meetings may be convened by the directors or held on request of members holding 50% of the voting shares.  Members, their properly appointed proxies and corporate members' representatives are entitled to attend.

There are no limits to ownership of Company securities or to the exercise of voting rights.  Disclosure of ownership is governed by Isle of Man law and any laws operative in the jurisdictions pertaining to the owners of the securities.  The directors of the Company may, without giving a reason, decline to register a transfer of shares.

C.  Material Contracts

The Company has no material contracts apart from those pertaining to its normal business.

D.  Exchange Controls

The Company was incorporated in the Isle of Man on November 4, 1994.  Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law.  There are no Exchange Control regulations in the Isle of Man.

There are no restrictions upon the payment of foreign currency dividends interest or other payments in respect of the Registered Securities.

None of the Company's Articles of Association, Memorandum of Association or any other document, nor any Isle of Man law or, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's shares.

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

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  In accordance with these requirements we file reports and other information with the Commission.  These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, NE, Room 1580, Washington D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.  In addition, documents referred to in this annual report may be inspected at the office of the Manager at Par-la-Ville Place 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda and at 15-19 Athol Street, Douglas, Isle of Man.

I.  Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)           Quantitative information about market risk

  Quantitative information about market risk instruments at December 31, 2008 is as follows:

 i)      Serial Note

      The last principal repayment and final interest payment were paid on February 1, 2006.

       ii)      Term Notes

The Term Notes bear interest at a rate of 8.04% per annum, payable on February 1 and August 1 of each year.  The Term Notes are subject to redemption through the operation of a mandatory sinking fund on each payment date that commenced August 1, 2007 and continues up to and including August 1, 2018, according to the schedule of sinking fund redemption payments set forth below.  The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.  The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

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
$60,630,000

(b)           Qualitative information about market risk

We were organized solely for the purpose of acquiring and chartering our Vessel, which is currently on a bareboat charter until 2015 subject to certain termination options.  We have no sources for the payment of the principal of, and the interest on, the Notes except for the restricted cash accounts held by the Trustee.  Accordingly, our ability to pay debt service on the Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation.  As such, we believe that we are not exposed to any material market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15T.	CONTROLS AND PROCEDURES

a)	Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2008.  Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)	Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008.  Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

c)	Changes in internal controls over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our equity is neither listed nor publicly traded.  The equity is held by one beneficial holder.  Our obligations toward our bondholders are set out in detail in covenants contained in the Indenture for their Notes.  Accordingly our board of directors has determined that the role played by an audit committee would have no applicability to us and we do not have any audit committee.  The functions of the audit committee are performed by the full board of directors.

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

Our principal accountant for 2008 was PricewaterhouseCoopers AS and for 2007 and 2006 was Grant Thornton LLP.  The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS and Grant Thornton LLP.  Fees in the 2008 column relate to fees from PricewaterhouseCoopers AS and fees in the 2007 column relate to fees from Grant Thornton LLP.

(in thousands of $)	2008	2007

Audit fees (a)	25	12
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	25	12

a)	Audit Fees
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

c)	Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

d)	All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's board of directors has assigned responsibility for the engagement of the auditors to the Manager.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to Item 16A above.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 13 2008, the Company engaged PricewaterhouseCoopers AS ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for the year ending December 31, 2008.  The Company did not renew the engagement of Grant Thornton LLP ("Grant Thornton"), the Company's independent registered public accounting firm for the year ending December 31, 2007.  The Company engaged PricewaterhouseCoopers in order to realize economies and efficiencies, since PricewaterhouseCoopers acts as the independent registered public accounting firm for Frontline Ltd., the ultimate parent of the Company, and other companies connected with the Company.

The reports of Grant Thornton on the financial statements of the Company as of December 31, 2007 and 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2007 and 2006, and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

The Company has provided Grant Thornton with a copy of this report.

The Company engaged PricewaterhouseCoopers as its new independent registered public accounting firm as of August 13, 2008.  During the Company's two most recent fiscal years neither the Company nor anyone on its behalf has consulted with PricewaterhouseCoopers regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided by PricewaterhouseCoopers that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the reports of PricewaterhouseCoopers AS and Grant Thornton LLP thereon, are filed as part of this annual report:

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

Report of Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheet of Golden State Petro (IOM I-B) PLC (the "Company") as of December 31, 2008 and the related statements of operations and retained earnings, and cash flows for the year ended December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Company as of December 31, 2007 and for the two years then ended were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2008 and the results of its operations and cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers AS
Oslo, Norway
April 22, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheet of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, as of December 31, 2007 and the related statements of operations and retained earnings, and cash flows for the years ended December 31, 2007 and 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM-B) PLC at December 31, 2007 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
June 20, 2008

Golden State Petro (IOM I-B) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2008, 2007 and 2006
(in thousands of $)

	2008	2007	2006
Operating revenues
Charter revenues	10,403	10,305	9,928
Total operating revenues	10,403	10,305	9,928

Operating expenses
Administrative expenses	56	56	56
Depreciation	3,217	3,217	3,217
Total operating expenses	3,273	3,273	3,273
Net operating income	7,130	7,032	6,655
Other income (expenses)
Interest income	895	648	351
Interest expense	(4,953)	(5,108)	(5,135)
Amortization of deferred charges	(40)	(40)	(40)
Net other expenses	(4,098)	(4,500)	(4,824)
Net income	3,032	2,532	1,831
Retained earnings at the start of year	7,371	4,839	3,008
Retained earnings at the end of year	10,403	7,371	4,839

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Balance Sheet as of December 31, 2008 and 2007
(in thousands of $)

	2008	2007
ASSETS
Current assets
Restricted cash	17,612	14,337
Total current assets	17,612	14,337
Vessel, net	55,085	58,302
Deferred charges	398	438
Total assets	73,095	73,077

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Current portion of long-term debt	3,160	2,920
Accrued expenses	2,062	2,156
Total current liabilities	5,222	5,076
Long-term debt	57,470	60,630
Total liabilities	62,692	65,706

Stockholder's equity
Common stock: 2 shares of no par value	-	-
Retained earnings	10,403	7,371
Total stockholder's equity	10,403	7,371
Total liabilities and stockholder's equity	73,095	73,077

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Statement of Cash Flows for the years ended December 31, 2008, 2007, and 2006
(in thousands of $)

	2008	2007	2006

Net income	3,032	2,532	1,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,217	3,217	3,217
Amortization of deferred charges	40	40	40
Changes in operating assets and liabilities:
Accrued expenses	(94)	(822)	701
Net cash provided by operating activities	6,195	4,967	5,789

Investing activities
Placement of restricted cash	(3,275)	(4,967)	(1,389)
Net cash used in investing activities	(3,275)	(4,967)	(1,389)

Financing activities
Repayments of debt	(2,920)	-	(4,400)
Net cash used in financing activities	(2,920)	-	(4,400)

Net increase / (decrease) in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	5,052	5,109	5,260

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

1.	DESCRIPTION OF BUSINESS

Golden State Petro (IOM I-B) PLC (the "Company") was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-A) PLC ("IOM I-A").  These entities (each an "Owner" and together the "Owners") were formed for the purpose of each acquiring and chartering a very large crude oil carrier ("VLCC").

The Company, IOM I-A, and Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation, are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company.  Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly-owned by Independent Tankers Corporation Limited, a Bermuda company ("ITCL"), which is 82.47% owned by Frontline Ltd ("Frontline"), a publicly listed Bermuda company.

GSPTC acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners.  The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $26,800,000 respectively.  The proceeds allocated to the Company have been used to fund the construction of a VLCC.  The Phoenix Voyager (the "Vessel"), was delivered to the Company on March 15, 1999 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years.  Chevron had an option to terminate the Initial Charter on March 15, 2007 and had an option to terminate on March 15, 2009 and has termination options on each of the three subsequent two-year anniversaries thereof.  Chevron has not exercised the first or second termination options.  Notice for the next termination of the Initial Charter must be given by Chevron on or before June 15, 2010.  As of April 22, 2009 such notice had not been received.  Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

2.	ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).  The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

Deferred Charges

Loan costs, including debt arrangement fees, are capitalized and amortized over the weighted average life of the Serial and Term Notes respectively, using the straight line method in the Company's statements of operations.  This is not materially different to the effective interest method.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Allocation of Mortgage Notes

The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000.  At December 31, 2008 the amount outstanding on the Notes was $119,995,000.  In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

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

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 157, Fair Value Measurements, "FAS 157", and is effective for fiscal years beginning after November 15, 2007.  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  On February 14, 2008 FASB issued FSP FAS 157-1 Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, which removes leasing transactions accounted for under statement 13 and related guidance for the scope of statement 157.  The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances.  The Company's adoption of this statement did not have a material effect on the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("FAS 159").  FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealised gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date.  FAS 159 is effective for fiscal years beginning after November 15, 2007.  The Company's adoption of this statement did not have a material effect on the financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, ("FAS 162").  This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States.  Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

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

As of December 31, 2008, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years.  Chevron had an option to terminate the Initial Charter on March 15, 2009 and has termination options on each of the three subsequent two-year anniversaries thereof.  The next termination option is March 15, 2011.  For each of the remaining optional termination dates Chevron must give the Company (i) non-binding notice of its intent to exercise the option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date.  As of April 22, 2009, no such notice had been given by Chevron.

The minimum future revenues to be received on the bareboat charter, which has been accounted for as an operating lease as of December 31, 2008 are as follows:

Year ending December 31,
(in thousands of $)
2009	10,403
2010	10,403
2011	2,109
2012	-
2013 and later	-
Total minimum lease revenues	22,915

Cost and accumulated depreciation on the Vessel leased to third parties at December 31, 2008 was $86.7 million (2007: $86.7 million) and $31.6 million (2007: $28.4 million), respectively.

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

7.	VESSEL

(in thousands of $)	2008	2007
Cost	86,716	86,716
Accumulated depreciation	(31,631)	(28,414)
Net book value at end of year	55,085	58,302

Depreciation expense was $3.2 million for each of the years ended December 31, 2008, 2007 and 2006.

8.	DEFERRED CHARGES

(in thousands of $)	2008	2007
Debt arrangement fees	876	876
Accumulated amortization	(478)	(438)
	398	438

9.	DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company.  The Serial Notes were fully repaid in February 2006.  The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company.  Interest on the Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)	2008	2007
Term notes (8.04%) due February 1, 2019	60,630	63,550
Total mortgage notes	60,630	63,550
Less: short-term portion	(3,160)	(2,920)
	57,470	60,630

The outstanding debt as of December 31, 2008 is repayable as follows:

Year ending December 31,
(in thousands of $)
2009	3,160
2010	3,420
2011	3,700
2012	4,000
2013	4,335
2014 and later	42,015
Total debt	60,630

As of December 31, 2008, the effective interest rate for the Term Notes was 8.04%.

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

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2009	1,550
August 1, 2009	1,610
February 1, 2010	1,675
August 1, 2010	1,745
February 1, 2011	1,815
August 1, 2011	1,885
February 1, 2012	1,960
August 1, 2012	2,040
February 1, 2013	2,125
August 1, 2013	2,210
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
60,630

The Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the Initial Charter, the Chevron Corporation guarantee and certain other collateral.

The Notes will be subject to mandatory redemption on a pro rata basis in an aggregate principal amount equal to the allocated principal amount of the Notes if the Vessel is a total loss, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest (including default interest) to the date fixed for redemption.

If Chevron exercises any of its termination options as defined in the Initial Charter, and the Company does not enter into an acceptable replacement charter for the Vessel on or before the date which is one week prior to the next sinking fund payment date for the Term Notes following the effective date of such termination and the Vessel is sold, with the consent of all the holders of the Term Notes, then the outstanding Term Notes will be redeemed in part, from the net proceeds of the sale of the Vessel and the allocable portion of the Restricted Investments account, at an aggregate redemption price equal to the sum of such net proceeds and the allocable portion of the debt service reserve fund.  The debt service reserve fund, together with the interest earned thereon, provides for the payment of the average annual sinking fund payment and interest on the Term Notes.  If all the holders of the Term Notes do not consent to such a sale, Frontline as Manager, will attempt to re-charter the Vessel.

The Term Notes may be redeemed in whole or in part at the discretion of the Company on any payment date on or after August 1, 1999 at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date fixed for redemption, provided that if (i) such redemption occurs prior to February 1, 2018 and (ii) the Vessel is then subject to the related Initial Charter or to an acceptable replacement charter pursuant to which the charterer  is required to pay charter hire equal to or greater than the charter hire payable by Chevron during the fixed period, then the make-whole premium, as defined in the Offering Memorandum dated December 19, 1996, shall be payable with respect to Mortgage Notes in an amount equal to allocated principal amount of the Mortgage Notes for such Vessel.  In addition, Term Notes may be redeemed in part in an aggregate principal amount equal to the allocated principal amount of the Notes for the Vessel if the Initial Charter for the Vessel is terminated and an acceptable replacement charter is not entered into, at a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date fixed for redemption.

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

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

10.	SHARE CAPITAL

Authorized share capital:

Number of shares	2008	2007
2,000 common stock of no par value	2,000	2,000

Issued and outstanding share capital:

Number of shares	2008	2007
2 common stock of no par value	2	2

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

11.	FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimate fair value of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	2008	2008	2007	2007
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	17,612	17,612	14,337	14,337
Term Notes	60,630	69,470	63,550	69,702

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

The estimated fair value of the Term Notes is based on the quoted market price.

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

Golden State Petro (IOM I-B) PLC
Notes to the Financial Statements

12.	ASSETS PLEDGED

(in thousands of $)	2008	2007
Vessel	55,085	58,302
Restricted bank deposits	17,612	14,337
	72,697	72,639

The Notes are collateralized by a statutory first mortgage on the Vessel.  Restricted bank deposits are also pledged to pay principal and interest on the Company's debt.  Refer to note 9.

13.	RELATED PARTY TRANSACTIONS

In the years ended December 31, 2008, 2007 and 2006, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.  Management fee expenses and management fee payable as of December 31, 2008, 2007 and 2006 are as follows:

(in thousands of $)	2008	2007	2006
Management fee expense	50	50	50
Management fee payable	21	21	21

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-B) PLC

/s/ Kate Blankenship
Kate Blankenship
Director

Date: April 22, 2009