Form 20-F
period 2009-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2010-06-18
CIK 1038461

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Commission file number	333-26227-02

Golden State Petro (IOM I-B) PLC
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Isle of Man
(Jurisdiction of incorporation or organization)

c/o 15-19 Athol Street, Douglas, Isle of Man IM1 1LB
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

None	Not applicable

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

Yes ☐                                            No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                            No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐                                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17 ☐                                           Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                                            No ☒

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

A.    Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2009, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009 and 2008, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2006 and 2005, and the selected balance sheet data with respect to the fiscal years ended December 31, 2007, 2006 and 2005, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except per share data)

Statement of operations data:
Total operating revenues	10,403	10,403	10,305	9,928	9,928
Net income	3,660	3,032	2,532	1,831	1,504

Per share data:
Dividends per share	-	-	-	-	-

Balance sheet data:
Vessel, net	52,044	55,085	58,302	61,519	64,735
Total assets	74,364	73,095	73,077	71,366	73,233
Current portion of long-term debt	3,420	3,160	2,920	-	4,440
Long-term debt	54,050	57,470	60,630	63,550	63,550
Stockholder's equity	14,063	10,403	7,371	4,839	3,008
Number of shares	2	2	2	2	2

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk Factors

We are currently engaged in transporting crude oil and oil products. Our vessel the Phoenix Voyager, or our Vessel,is currently operated under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The Initial Charter commenced on March 15, 1999, the delivery date of our Vessel, and ends on the eighteenth anniversary of such delivery date. Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, March 15, 2009, and has termination options on each of the three subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our vessel. As of June 18, 2010, Chevron had not yet provided us with binding notice.

The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings when the Initial Charter expires or is terminated by Chevron

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. If the tanker market is depressed in the future when the Initial Charter expires or is terminated, our earnings and available cash flow may decrease. Our ability to re-charter our Vessel on the expiration or termination of the Initial Charter, and the charter rates payable under any renewal or replacement charter will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

•	demand for oil and oil products;
•	global and regional economic and political conditions;
•	changes in oil production and refining capacity;
•	environmental and other regulatory developments;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	port or canal congestion;
•	vessel casualties;
•	price of steel;
•	potential conversion of vessels to alternative use;
•	the number of vessels that are out of service; and
•	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

Any decrease in shipments of crude oil may adversely affect our financial performance at the end of the Initial Charter or if Chevron terminates the Initial Charter prior to that time

The demand for our oil tanker primarily depends on the demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008, and rising to approximately $75 per barrel mid-February 2010.
.
Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows

Over the recent period, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future.

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

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows.

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

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our Vessel is deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to Chevron, which could impair its ability to make payments to us under our Initial Charter.

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

If Golden State Petro (IOM I-A) PLC cannot re-charter its vessel there may not be enough collateral to secure our Notes

All of our Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-A) PLC ("IOM I-A"). If IOM I-A has no charter for its vessel or cannot sell its vessel for market value, IOM I-A may no longer have enough collateral to secure its debt obligations. As a result, the failure of IOM I-A to satisfy these debt obligations could implicate our Company and have a material adverse effect on your ability to recover amounts due from us, if any.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2009, we had $57.5 million in total indebtedness outstanding and stockholders' equity of $14.1 million. The degree to which we are leveraged could have important consequences for the holders of our Notes, including:

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

On the first optional termination date, Chevron was required to give us (i) non-binding notice of its intent to exercise the option at least 12 months prior to the optional termination date and (ii) irrevocable notice of such exercise nine months prior to the optional termination date. If the optional termination date is any subsequent termination date, Chevron must give us (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii)  irrevocable notice of such exercise six months prior to the optional termination date. On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our vessel. As of June 18, 2010, Chevron had not yet provided us with binding notice.

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

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our Vessel. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessel may operate or is registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessel is subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, including local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of our Vessel.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our vessel. In addition additional legislation or regulation applicable to the operation of our Vessel that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.

The operation of our Vessel is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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
Category 1 oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks

April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements
and
Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before
January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

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

Under regulation 13H, HGO means any of the following:

☐	crude oils having a density at 15єC higher than 900 kg/m3;

☐	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

☐	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports, including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our Vessel.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels.

OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively, and specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.  CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessel, to the extent it operates in such port areas with restricted cargoes, is equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas, is already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

Greenhouse Gas Regulation

The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security, including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS, and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our fleet is currently in compliance with applicable security requirements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. We believe that our Vessel is certified as being "in-class" by a recognized classification society.

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

Market Overview and Trend Information

According to industry sources, the average TCE rate for a modern VLCC in the first quarter of 2009 was $55,400/day, ranging between $83,000/day in January to $36,500/day at the end of March. For the second, third and fourth quarter, the average TCE rate was $27,700/day, $23,400/day and $39,500/day, respectively. For the full year, the average TCE rate was $36,500/day.

The tanker market began the year rather strongly, as the world economic downturn did not have a significant effect on tanker rates. The demand for oil remained high and the supply of tonnage remained tight. In addition, primarily due to "contango" in the oil markets, some 45 to 50 VLCCs on average throughout this period were employed in storage of oil.  This, in conjunction with weak fleet growth for 2008 and the first quarter of 2009, positioned owners for increased rates. However, significant factors, such as projections of reduced global oil demand and a high and steady influx of new tonnage, inevitably tended to have a countervailing negative impact.

Transport distances fell sharply in the first half of the year but recovered substantially throughout the second half due to China's large crude oil importing program and build up of reserves. Industry sources estimate that 2009 experienced a reduction of 4.3% in total tanker ton-mile demand compared with 2008. In contrast, the fourth quarter remained relatively steady (-0.1%) year-on-year. Storage was at the level of the first half of the year, but oil demand decreased and newbuilding deliveries began to increase in frequency. Removals from the fleet were below expectations, but fleet growth should slow down as the 2010 phase out deadline for single hull vessels approaches. Delays in the Turkish straits increased towards the end of the year with approximately 6 to 7 days waiting time through the Bosporus and Dardanelles through much of November and all of December. Port strikes in Fos and Lavera also contributed to a tightening tonnage supply.

Global oil demand remains the most important driver for ton-mile demand, and as oil demand decreased by 1.5% in 2009, ton-miles subsequently dropped by about 4.3%. However, the average transportation distance is increasing year-on-year as China and India are enhancing their West Africa and Central and South American crude programs. Furthermore, expected increased trade volume between the Persian Gulf and the U.S. should also help boost the 2010 ton-mile demand, which industry sources currently estimate at approximately 7% larger than in 2009.

According to the May 2010 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 28.7 million barrels per day in 2009. The expected 2010 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of 29.1 million barrels per day for the first quarter of 2010, which is an increase of 520,000 barrels per day compared to the first quarter of 2009.

The IEA further estimates that the average world oil demand was 84.9 million barrels per day in 2009, which represents a decrease of 1.5% or 1.3 million barrels per day from 2008. For 2010, the world oil demand is estimated at 86.6 million barrels per day, representing an increase of 2% or 1.7 million barrels per day from 2009.

Throughout 2009, the oil majors continued to discriminate against single hull tankers. An increasing number of port and flag states also announced their reluctance to accept such vessels beginning in January 2010. Subsequently, the market for these vessels has started to diminish, leaving only a few areas in East Asia where they are still allowed to trade.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2009. The average bunker price in Philadelphia was approximately $378/mt, which represents a decrease of $133/mt from 2008. The prices ranged from a low of $221/mt at the beginning of January to a high of $491.5/mt at the beginning of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in April  2010, World Output, or GDP, decreased 0.8% in 2009, which was a substantial downward shift compared to the 2009 3% growth estimate as reported in October 2008. For 2010 and 2011, however, the IMF forecasts World GDP growth of 4.2% and 4.3%, respectively.

Furthermore, the IMF reported a U.S. GDP decrease of 2.4% for 2009, down from the 2008 increase of 0.4%. It is, however, estimated that U.S. GDP will increase by 3.1% in 2010.

While the Euro area (Germany, France, Italy and Spain) and Japan both experienced a decrease in GDP throughout 2009 of 4.1% and 5.2%, respectively, they are also expected to report GDP growth for both 2010 and 2011.

The emerging and developing economies increased their GDP by 2% for 2009, which represents a decrease from their 2008 growth of 6%. Current estimates, however, estimate a healthier economy in the next four years with a predicted growth rate of approximately 6% for 2010 and 2011, according to the IMF.

China reported figures consistent with expectations. After an unprecedented domestic industry build-up, China's GDP increased by 8.7% throughout 2009. While this represents a small decrease in growth relative to the 9.6% growth experienced in 2008, the IMF has forecast GDP growth of about 10% for 2010 and 2011.

The total VLCC fleet increased by approximately 6% in 2009 to 518 vessels. Throughout the year a total of 55 new vessels were delivered to owners and 13 new orders were placed. The orderbook consisted of 191 vessels at the end of the year, representing approximately 37% of the existing fleet.

Throughout 2010, it is estimated that 72 VLCCs will enter the market, including 17 in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase-out program of single hull vessels which, at the end of 2009, consisted of 84 VLCCs. Finally, to help mitigate the future influx of vessels, we expect further changes to orders such as cancellations, delays and deferrals.

Operating results

Year ended December 31, 2009 compared with the year ended December 31, 2008

Total Revenues
(in thousands of $)	2009	2008	% Change

Charter income	10,403	10,403	-
Interest income	1,100	895	23.0%

Charter income is in line with expectations. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter. Interest income increased as a result of the rising cash balances held.

Expenses
(in thousands of $)	2009	2008	% Change

Interest expense	(4,706)	(4,953)	(5.0)%
Amortization of deferred charges	(39)	(40)	2.5%

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

Liquidity and Capital Resources

As of December 31, 2009, revenues from the Initial Charter were sufficient to pay our obligations under the Term Notes. Chevron may elect to terminate the Initial Charter as of the next specified termination date, March 15, 2011. On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel.  If the Initial Charter is terminated by Chevron, the Manager, acting on our behalf, will attempt to find an acceptable replacement charter for our Vessel. If an acceptable replacement charter is commercially unavailable, the Manager will solicit bids for the sale or re-charter of our Vessel. The Manager's ability to obtain an acceptable replacement charter, to sell our Vessel or re-charter our Vessel will depend on market rates for new and used vessels, both of which will depend on the supply of and demand for tanker capacity for oil transportation, and the advantages or disadvantages of our Vessel compared with other vessels available at the time.

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for the Antares Voyager, which is the vessel owned by Golden State Petro (IOM-A) PLC. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination is to take effect in December 2010. All of our Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-A) PLC.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2009 the amount outstanding on the Notes was $113,755,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2009, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Term Notes (8.04%)	3,420	7,700	9,020	37,330	57,470
Interest	4,553	8,242	6,927	9,992	29,714

Total contractual obligations	7,973	15,942	15,947	47,322	87,184

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

Vessel, Depreciation and Impairment

The Vessel is depreciated based on cost less estimated residual value over the lesser of the period to the year 2015 or the useful life of the vessel. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessel is reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessel and significant negative industry or economic trends. In assessing the recoverability of the Vessels' carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for Vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessel and the estimated economic useful life of our Vessel. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

On July 1, 2009, the Company effected a change in the estimated scrap rate for its vessel from $155 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value has been applied prospectively and decreased depreciation by $0.2 million for the year ended December 31, 2009. This change also resulted in an increase in net income of $0.2 million for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believed that $281 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

Recently Issued Accounting Pronouncements

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption(s) used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

 In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and non-authoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The Company does not have any employees involved in the management of its Vessel.  The following table sets forth the name, age and principal position with the Company of each of its directors and officers.

Name	Age	Position with the Company
Andrew James Baker	50	Secretary
Kate Blankenship	45	Director
John Michael Killip	65	Director
Tor Olav Trøim	47	Director

Andrew James Baker:  Isle of Man resident and has been secretary of the Company since November 1996. Mr. Baker is a solicitor with Cains, Isle of Man who are legal advisers to the Company and as such are entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Pennington's since 1987.

Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and Secretary of Knightsbridge from December 2000 to March 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of ITCL since February 2008, Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004 and Golar LNG Energy Limited since June 2009. Mrs. Blankenship has served as a director of Seadrill Limited since May 2005. She is a member of the Institute of Chartered Accountants in England and Wales.

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

Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of ITCL, Seadrill Limited, Golden Ocean Group Limited, Golar LNG Energy Limited, Aktiv Kapital ASA, Marine Harvest Group and as an alternate director of Frontline Ltd.

B.           Compensation

During the year ended December 31, 2009, we made no compensation payments to our directors and officers.

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

Frontline is our Manager as described below in Item 7 "Major Shareholder and Related Party Transactions – Related Party Transactions".

E.           Share Ownership

The directors of the Company have no share ownership in the Company and do not have any arrangement that involves the issue or grant of securities of the Company.

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of June 18, 2010, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of  its Common Stock.

Class of	Name and address of	Number of	Percent
Shares	Beneficial Owners	Shares	of Class

Common Shares	Golden State Holding I, Limited1	2	100%

1
The issued and outstanding shares of the Company are owned by Golden State Holdings I, Limited. All of the issued and outstanding shares of Golden State Holdings I, Limited are owned by Independent Tankers Corporation. All of the issued and outstanding shares of Independent Tankers Corporation are owned by Independent Tankers Corporation Limited, which is 82.47% owned by Frontline

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.           Related Party Transactions

As discussed in Item 4. "Information on the Company", Frontline, the ultimate parent, is our Manager.

Under the terms of the Management Agreement between the Company and Frontline, Frontline provides administrative, management and advisory services to the Company at an annual fee of $50,000, payable semi-annually. All cost of administering the Company are payable by Frontline from the Management Fee. The Management Agreement is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable for each of the years ended December 31, 2009, 2008 and 2007 were as follows:

(in thousands of $)	2009	2008	2007
Management fee expenses	50	50	50
Management fee payable	21	21	21

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

Quantitative information about market risk instruments at December 31, 2009 is as follows:

i)      Serial Note

The last principal repayment and final interest payment were paid on February 1, 2006.

ii)      Term Notes

The Term Notes bear interest at a rate of 8.04% per annum, payable on February 1 and August 1 of each year. The Term Notes are subject to redemption through the operation of a mandatory sinking fund on each payment date that commenced August 1, 2007 and continues up to and including February 1, 2019, according to the schedule of sinking fund redemption payments set forth below. The sinking fund redemption price is 100% of the principal amount of Term Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption. The Term Notes will mature, and the final payment of principal and interest on the Term Notes will be due, on February 1, 2019.

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled payment date

February 1, 2010	1,675,000
August 1, 2010	1,745,000
February 1, 2011	1,815,000
August 1, 2011	1,885,000
February 1, 2012	1,960,000
August 1, 2012	2,040,000
February 1, 2013	2,125,000
August 1, 2013	2,210,000
February 1, 2014	2,295,000
August 1, 2014	2,390,000
February 1, 2015	2,485,000
August 1, 2015	2,585,000
February 1, 2016	2,690,000
August 1, 2016	2,800,000
February 1, 2017	2,910,000
August 1, 2017	3,025,000
February 1, 2018	3,150,000
August 1, 2018	3,275,000
February 1, 2019	14,410,000
Total	$57,470,000

 (b)           Qualitative information about market risk

We were organized solely for the purpose of acquiring and chartering our Vessel, which is currently on a bareboat charter until 2017 subject to certain termination options. We have no sources for the payment of the principal of, and the interest on, the Notes except for the restricted cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation. As such, we believe that we are not exposed to any material market risk.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15(T).              CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2009, the end of the period covered by this annual report. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

(b)            Management's annual report on internal controls over financial reporting

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;


Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

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

(c)           Changes in internal controls over financial reporting

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

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2009 and 2008 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2009	2008

Audit fees (a)	40	25
Audit related fees (b)	-	-
Tax fees (c)	-	-
All other fees (d)	-	-
Total	40	25

a)	Audit Fees
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
PURCHASERS

None.

ITEM 16F.             CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 13, 2008, the Company's board of directors, or the Board, approved the engagement of PricewaterhouseCoopers AS, or PricewaterhouseCoopers, as the Company's independent registered public accounting firm for the year ending December 31, 2008. The Board determined not to renew the engagement of Grant Thornton LLP, or Grant Thornton, the Company's independent registered public accounting firm for the year ending December 31, 2007. The Board determined to engage PricewaterhouseCoopers in order to realize economies and efficiencies, since PricewaterhouseCoopers acts as the independent registered public accounting firm for Frontline Ltd., the ultimate parent of the Company, and other companies connected with the Company.

The report of Grant Thornton on the financial statements of the Company as of December 31, 2007 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company's financial statements for the year ended December 31, 2007 and through the period ended August 13, 2008, there were no disagreements with Grant Thornton on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of Grant Thornton, would have caused Grant Thornton to make reference to the matter of such disagreements in their reports.

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

ITEM 16G.             CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Not applicable.

ITEM 18.              FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-13 together with the reports of PricewaterhouseCoopers AS and Grant Thornton LLP thereon, are filed as part of this annual report:

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

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (the "Company") as of December 31, 2009 and December 31, 2008, and the related statements of operations and retained earnings, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2007 and for the year then ended were audited by other auditors whose report dated June 20, 2008 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2009 and December 31, 2008 and the results of its operations and retained earnings and cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS
PricewaterhouseCoopers AS
Oslo, Norway
June 18, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Golden State Petro (IOM I-B) PLC

We have audited the accompanying statements of operations and retained earnings, and cash flows of Golden State Petro (IOM I-B) PLC (a company incorporated in the Isle of Man), a wholly-owned subsidiary of Golden State Holdings I, Limited, for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Golden State Petro (IOM I-B) PLC for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Grant Thornton LLP
New York, New York
June 20, 2008

Golden State Petro (IOM I-B) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007
Operating revenues
Charter revenues	10,403	10,403	10,305
Total operating revenues	10,403	10,403	10,305

Operating expenses
Administrative expenses	57	56	56
Depreciation	3,041	3,217	3,217
Total operating expenses	3,098	3,273	3,273
Net operating income	7,305	7,130	7,032
Other income (expenses)
Interest income	1,100	895	648
Interest expense	(4,706)	(4,953)	(5,108)
Amortization of deferred charges	(39)	(40)	(40)
Net other expenses	(3,645)	(4,098)	(4,500)
Net income	3,660	3,032	2,532
Retained earnings at the start of year	10,403	7,371	4,839
Retained earnings at the end of year	14,063	10,403	7,371

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Balance Sheet as of December 31, 2009 and 2008
(in thousands of $)

	2009	2008
ASSETS
Current assets
Restricted cash	21,961	17,612
Total current assets	21,961	17,612
Vessel, net	52,044	55,085
Deferred charges	359	398
Total assets	74,364	73,095

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Current portion of long-term debt	3,420	3,160
Accrued expenses	2,831	2,062
Total current liabilities	6,251	5,222
Long-term debt	54,050	57,470
Total liabilities	60,301	62,692

Stockholder's equity
Common stock: 2 shares of no par value	-	-
Retained earnings	14,063	10,403
Total stockholder's equity	14,063	10,403
Total liabilities and stockholder's equity	74,364	73,095

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Statement of Cash Flows for the years ended December 31, 2009, 2008, and 2007
(in thousands of $)

	2009	2008	2007

Net income	3,660	3,032	2,532
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,041	3,217	3,217
Amortization of deferred charges	39	40	40
Changes in operating assets and liabilities
Accrued expenses	769	(94)	(822)
Net cash provided by operating activities	7,509	6,195	4,967

Investing activities
Placement of restricted cash	(4,349)	(3,275)	(4,967)
Net cash used in investing activities	(4,349)	(3,275)	(4,967)

Financing activities
Repayment of debt	(3,160)	(2,920)	-
Net cash used in financing activities	(3,160)	(2,920)	-

Net change in cash and cash equivalents	-	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	-	-	-

Supplemental disclosure of cash flow information:
Interest paid	4,812	5,052	5,109

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Notes to the financial statements

1.	DESCRIPTION OF BUSINESS

Golden State Petro (IOM I-B) PLC (the "Company") was incorporated in the Isle of Man on November 4, 1996 along with Golden State Petro (IOM I-A) PLC ("IOM I-A"). These entities (each an "Owner" and together the "Owners") were formed for the purpose of each acquiring and chartering a very large crude oil carrier ("VLCC").

The Company, IOM I-A, and Golden State Petroleum Transport Corporation ("GSPTC"), a Delaware corporation are wholly-owned subsidiaries of Golden State Holdings I, Limited, an Isle of Man holding company. Golden State Holdings I, Limited is wholly-owned by Independent Tankers Corporation, a Cayman Islands company ("ITC"), which itself is wholly-owned by Independent Tankers Corporation Limited, a Bermuda company ("ITCL"), which is 82.47% owned by Frontline Ltd ("Frontline"), a publicly listed Bermuda company.

GSPTC acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners. The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $26,800,000 respectively. The proceeds allocated to the Company have been used to fund the construction of a VLCC. The Phoenix Voyager (the "Vessel"), was delivered to the Company on March 15, 1999 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years. Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, March 15, 2009, and has termination options on each of the three subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel.

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

Vessel
The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years. On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its vessel from $155 per lightweight tonne to $281 per lightweight tonne. The resulting change in salvage values has been applied prospectively and reduced depreciation by approximately $0.2 million for the six months and year ended December 31, 2009. This change also resulted in an increase in net income of approximately $0.2 million.

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

2.	ACCOUNTING POLICIES (continued)

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

Allocation of Mortgage Notes
The Company is jointly and severally liable under the Notes with IOM I-A for the issued amount of $178,800,000. At December 31, 2009, the amount outstanding on the Notes was $113,755,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

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

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1 Guidance on Interim Fair Value Disclosures, (codified in ASC 825), which expands the fair value disclosures required for all financial instruments within the scope of this topic to interim periods for publicly traded entities. Entities must disclose the method(s) and significant assumption used to estimate the fair value of financial instruments in financial statements on an interim basis and to highlight any changes in the methods and significant assumptions from prior periods. The guidance is effective for interim and annual periods ending after June 15, 2009 and adoption of this FSP did not have a material effect on our financial statements.

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

3.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

In May 2009, the FASB issued Statement No. 165 Subsequent Events, ("FAS 165"), (codified in ASC 855). This Statement provides guidance on management's assessment of subsequent events. The guidance clarifies that management must evaluate, as of each reporting period, events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued." Management must perform its assessment for both interim and annual financial reporting periods. The new guidance is effective prospectively for interim and annual periods ending after June 15, 2009. Adoption of the Statement did not have a material effect on the Company's financial statements. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have a material effect on our financial statements.

In June 2009, the FASB issued Statement No. 168, Statement on Codification and Hierarchy of Generally Accepted Accounting Principles, ('FAS 168'), (codified in ASC 105). The Statement is a replacement for FAS 162. The GAAP hierarchy has been modified to include only two levels of GAAP; authoritative and nonauthoritative. The Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this Statement did not have a material effect on the Company's financial statements.

4.	TAXATION

The Company is exempt from United States Federal, state and local income taxes on its international shipping income and is zero rated for Isle of Man taxation. The Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

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

As of December 31, 2009, the Company leased its vessel on a bareboat charter to Chevron for a term of eighteen years. Chevron had options to terminate the Initial Charter on March 15, 2007 and on March 15, 2009 and has termination options on each of the three subsequent two-year anniversaries thereafter. Chevron did not exercise the first or second termination options. On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel.

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

6.	LEASES (continued)

The minimum future revenues to be received on the bareboat charter, which has been accounted for as an operating lease as of December 31, 2009 are as follows:

Year ending December 31,
(in thousands of $)
2010	10,403
2011	2,109
2012 and later	-
Total minimum lease revenues	12,512

Cost and accumulated depreciation on the Vessel leased to third parties at December 31, 2009 was $86.7 million (2008: $86.7 million) and $34.7 million (2008: $31.6 million), respectively.

7.	VESSEL

(in thousands of $)	2009	2008
Cost	86,716	86,716
Accumulated depreciation	(34,672)	(31,631)
Net book value at end of year	52,044	55,085

Depreciation expense was $3.0 million for the year ended December 31, 2009, and $3.2 million for each of the years ended December 31, 2008 and 2007.

8.	DEFERRED CHARGES

(in thousands of $)	2009	2008
Debt arrangement fees	876	876
Accumulated amortization	(517)	(478)
	359	398

9.	DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. The Serial Notes were fully repaid in February 2006. The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)	2009	2008
Term notes (8.04%) due February 1, 2019	57,470	60,630
Less: short-term portion	(3,420)	(3,160)
	54,050	57,470

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

9.	DEBT (continued)

The outstanding debt as of December 31, 2009 is repayable as follows:

Year ending December 31,
(in thousands of $)
2010	3,420
2011	3,700
2012	4,000
2013	4,335
2014	4,685
2015 and later	37,330
Total debt	57,470

As of December 31, 2009, the effective interest rate for the Term Notes was 8.04%.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2010	1,675
August 1, 2010	1,745
February 1, 2011	1,815
August 1, 2011	1,885
February 1, 2012	1,960
August 1, 2012	2,040
February 1, 2013	2,125
August 1, 2013	2,210
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
57,470

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

9.	DEBT (continued)

The Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the Initial Charter, the Chevron Corporation guarantee and certain other collateral. All of the Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-A) PLC.

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

10.	SHARE CAPITAL

Authorized share capital:

	2009	2008
2,000 common stock of no par value	2,000	2,000

Issued and outstanding share capital:

	2009	2008
2 common stock of no par value	2	2

All of the Company's issued and outstanding common shares have been pledged to the Indenture Trustee.

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

11.	FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

	2009	2009	2008	2008
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Restricted cash	21,961	21,961	17,612	17,612
Term Notes	57,470	59,502	60,630	69,470

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

12.	ASSETS PLEDGED

(in thousands of $)	2009	2008
Vessel	52,044	55,085
Restricted bank deposits	21,961	17,612
	74,005	72,697

The Notes are collateralized by a statutory first mortgage on the Vessel. Restricted bank deposits are also pledged to pay principal and interest on the Company's debt.

13.	RELATED PARTY TRANSACTIONS

In the years ended December 31, 2009, 2008 and 2007, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. Management fee expenses and management fee payable as of December 31, 2009, 2008 and 2007 are as follows:

(in thousands of $)	2009	2008	2007
Management fee expense	50	50	50
Management fee payable	21	21	21

Golden State Petro (IOM I-B) PLC
Notes to the financial statements (continued)

14.	SUBSEQUENT EVENTS

On June 14, 2010, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel.

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for the Antares Voyager, which is the vessel owned by Golden State Petro (IOM-A) PLC. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination is to take effect in December 2010. All of the Notes are secured by assets cross-collateralized with the assets of Golden State Petro (IOM I-A) PLC.

SIGNATURES

Subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-B) PLC /s/ Kate Blankenship Kate Blankenship Director and Secretary

Date: June 18, 2010