Form 20-F
period 2012-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2013-04-25
CIK 1038461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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
2 shares of Common Stock, no par value per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

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

A.                Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010, and the selected balance sheet data with respect to the fiscal years ended December 31, 2012 and 2011, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except per share data)
Statement of operations data:
Total operating revenues	10,403	10,403	10,403	10,403	10,403
Net income	3,609	7,990	3,947	3,660	3,032
Per share data:
Dividends per share	—	—	—	—	—
Balance sheet data:
Vessel, net	43,446	46,312	49,178	52,044	55,085
Total assets	78,954	79,429	75,155	74,364	73,095
Current portion of long-term debt	4,335	4,000	3,700	3,420	3,160
Long-term debt	42,015	46,350	50,350	54,050	57,470
Equity	29,609	26,000	18,010	14,063	10,403
Number of shares	2	2	2	2	2

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the offer and use of proceeds

Not applicable.

D.            Risk Factors

We are currently engaged in transporting crude oil and oil products. Our vessel, the Ulysses (ex-Phoenix Voyager), or our Vessel, has been operating under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The Initial Charter commenced on March 15, 1999, the delivery date of our Vessel, and was terminated by Chevron on March 15, 2013, at which time the Vessel was redelivered to us, renamed the Ulysses and commenced trading in the spot market.

The following summarizes the risks that may materially affect our business, financial condition or results of operations.

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our Vessel. The charter rates payable under any charter we enter into for the Vessel will depend on, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charter we enter into will be sufficient to allow us to operate our Vessel profitably.

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

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our Vessel, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe the charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition and results of operation.

Our Initial Charter was terminated on March 15, 2013 and we may incur additional expenses and not be able to re-charter our Vessel profitably

Following the termination by Chevron of the Initial Charter, we will attempt to arrange a replacement charter, or we may sell our Vessel. Replacement charters may include shorter-term time charters and employing our Vessel on the spot charter market, which is subject to greater fluctuation than the time charter market. Any replacement charter may bring us lower charter rates and would likely require us to incur greater expenses, which may reduce the amounts available, if any, to pay principal and interest on the Term Notes.

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

In addition, continuing weak economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our Vessel and lower charter rates, which could have a material adverse effect on our earnings and results of operations.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates and vessel values could materially decline. A reduction in charter rates and the value of our Vessel may have a material adverse effect on our results of operations.

Our results of operations may be subject to seasonal fluctuations following the termination of the Initial Charter by Chevron, which may adversely affect our financial condition

We operate our Vessel in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, if our Vessel trades in the spot market following the termination of the Initial Charter by Chevron.  Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

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

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at low levels compared to the period proceeding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our Vessel is deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our Vessel, or an increase in cost, or unavailability of insurance for our Vessel, could have a material adverse impact on our business, results of operations, cash flows and financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our results of operations and financial condition

Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Iraq and Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our Vessel is a potential terrorist target, could have a material adverse impact on our business, financial condition and results of operations.

If our Vessel calls on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect investor perceptions and the market for our Term Notes

From time to time on charterer's instructions, our Vessel may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, which could adversely affect our reputation and the market for the Term Notes, as defined below. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our Vessel, and those violations could in turn negatively affect our reputation. Investor perception of the value of our the Term Notes may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to re-employ our Vessel at charter rates as favorable to us as historical rates or at all or operate our Vessel profitably; and

•	the market value of our Vessel could decrease, which may cause us to recognize a loss if our Vessel is sold or if its value is impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We operate in the highly competitive international tanker market which could affect our position

The operation of tanker vessels and transportation of crude and petroleum products is an extremely competitive business. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than us. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Following the termination of the Initial Charter, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charters. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our Vessel.

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

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations, cash flows  and financial condition

Our operations are subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our Vessel operates or is registered, which can significantly affect the ownership and operation of our Vessel. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful life of our Vessel.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

The operation of our Vessel is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our Vessel and such failure may result in a denial of access to, or detention in, certain ports.

We may not have adequate insurance to compensate us if our Vessel is damaged or lost

We procure insurance for our Vessel against those risks that we believe the shipping industry commonly insures. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We cannot assure you that we will be able to obtain adequate insurance coverage for our Vessel in the future or renew such policies on commercially reasonable terms, or at all, or that any particular claim will be paid.  For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our Vessel failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.  Furthermore, even if our insurance coverage is adequate to our cover losses, we may not be able to timely obtain a replacement ship in the event of a loss of the Vessel.

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

If we are unable to adequately maintain or safeguard our Vessel, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition and results of operations. In addition, the loss of our Vessel could harm our reputation as a safe and reliable vessel owner and operator.

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

If our Vessel suffers damage, it may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay such drydocking costs. The loss of revenues while our Vessel is being repaired and repositioned may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our Vessel may be forced to travel to a drydocking facility that is not conveniently located relative to our Vessel's positions. The loss of earnings while the Vessel is forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of our Vessel could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our Vessel, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against  exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Substantial leverage and debt service could affect our ability to grow and service our debt obligations

We are highly leveraged. As of December 31, 2012, we had $46.4 million in total indebtedness outstanding and equity of $29.6 million. The degree to which we are leveraged could have important consequences for the holders of our Term Notes, including:

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

We have a limited business purpose which limits our flexibility

Our activity is limited to engaging in the acquisition, disposition, ownership, and chartering of a very large crude carrier, or VLCC, oil tanker. Following the termination of the Initial Charter, we expect that the only source of operating revenue from which we may pay principal and interest on the Term Notes will be from operating the Vessel.
ITEM 4. INFORMATION ON THE COMPANY

A.            History and Development of the Company

Golden State Petro (IOM I-B) PLC and Golden State Petro (IOM I-A) PLC, or  IOM I-A, together, the Companies, are Isle of Man public limited companies, incorporated on November 4, 1994, each formed for the purpose of acquiring and chartering a VLCC.

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

GSPTC as an agent for the Companies, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000, or the Term Notes and Serial First Preferred Mortgage Notes for $51,700,000, or the Serial Notes, together the Notes.   The principal amount of the Term Notes and the Serial Notes allocated to us was $63,550,000 and $26,800,000, respectively. The Serial Notes were fully repaid on February 1, 2006. The proceeds from the offering and sale of the Notes allocated to us were used to fund the construction of the Ulysses, or our Vessel, by Samsung Corporation and Samsung Heavy Industries Co. Ltd., together the Builders, under the technical supervision of the Chevron Shipping Company as agent for Chevron, which is an indirect, wholly-owned subsidiary of Chevron Corporation. The Vessel, was accepted by us under the building contract on March 15, 1999 and concurrently was delivered to Chevron under an initial charter for a term of 18 years, or the Initial Charter. The Vessel is a double-hulled carrier of approximately 308,500 dwt and is currently registered under the Bahamian Flag. Chevron's obligations under the Initial Charter are guaranteed by Chevron Corporation.

We chartered our Vessel to Chevron under the Initial Charter which was expected to provide, so long as the Initial Charter is in effect, (a) charter hire payments sufficient to pay (i) our obligations under the Notes, (ii) the management fees under the management agreements, (iii) the estimated recurring fees, (iv) the estimated fees payable to the indenture trustee for the Notes, or the Indenture Trustee, and (v) any other costs and expenses incidental to the ownership and chartering of our Vessel that are to be paid by us and to fund a debt service reserve fund, and (b) that our Vessel will be maintained in accordance with good commercial maintenance practices, and for vessel management and re-marketing services to be available in case any Initial Charter is terminated or our Vessel is for any other reason returned to our possession and use. The Initial Charter was terminated on March 15, 2013.

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

On June 7, 2012, in accordance with the terms of the Initial Charter, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel and on September 7, 2012, Chevron gave a six months binding notice of termination. The Initial Charter was terminated on March 15, 2013.

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the charter between IOM I-A and Chevron for the Ulriken and the potential termination of the Initial Charter for our Vessel and (i) approve the proposed sale of the Ulriken and our Vessel (together, the "Vessels") provided an Adequate Bid, as defined in the Indenture as amended, has been received by Frontline, as manager of the Vessels, within a year following the effective date of the termination of the Initial Charter for the applicable Vessel, and (ii) during the period from the termination of the initial charter for each of the Vessels and its sale, permit the chartering of that vessel by Frontline in the spot market or on time charters.

Remarketing

Following termination of the Initial Charter, the Manager has determined that an acceptable replacement charter for our Vessel was not available and the Vessel has commenced trading in the spot market. In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $30,800 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Term Notes. A TCE rate of $30,800 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Vessel, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, which represents operating revenues less other income and voyage expenses. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in evaluating the Company's financial performance.

Seasonality

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Competition
The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned-and-operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third-party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are, to a large extent, brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our Vessel is in substantial compliance with applicable environmental laws and regulations and that our Vessel has all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict with certainty the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful life of our Vessel. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our Vessel from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers.  Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our Vessel is subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our Vessel, when operating in such port areas with restricted cargoes is equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our Vessel, to the extent it operates in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our Vessel from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance. The International Group of P&I Clubs liaise with States Parties to the MLC and has agreed to provide sufficient evidence of compliance with the MLC financial security provisions prior entry into force.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code.

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

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

A ship operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

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

Risk of Loss and Insurance

Our business is affected by a number of risks, including mechanical failure of the Vessel, collisions, property loss to the Vessel, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

Our Manager is responsible for arranging the insurance of our Vessel in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. We carry insurance covering the loss of hire resulting from marine casualties or hull and marine particular damages on our Vessel. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

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

We have not been able to enter into a replacement charter for our Vessel following the termination of the Initial Charter on March 15, 2013, at which time it was re-delivered to the Company and SeaTeam Management Pte Limited, a majority-owned subsidiary of Frontline Ltd., commenced technical management.

The Ulysses has been trading in the spot market since re-delivery to the Company in March 2013.

Market Overview and Trend Information

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2012 was WS 42.8, representing an increase of approximately WS 7 points from the third quarter of 2012 and a decrease of approximately WS 15 points from the fourth quarter of 2011. Present market indications are approximately $200 per day in the second quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5, 2012 and a high of $655/mt on October 1, 2012.

According to the International Energy Agency ("IEA"), oil production by OPEC countries, including Iraq, was 30.9 million barrels per day (mb/d) in the fourth quarter of 2012. This represented a decrease of 0.5 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.0 mb/d in the fourth quarter of 2012, which is an increase of 0.8 mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.1 percent or 1.0 mb/d from 2011. According to the IEA, 2013 demand is expected to be 90.7 mb/d.

The VLCC fleet increased by approximately 5% in 2012 to 622 vessels. The orderbook was 81 vessels at the end of 2012 and represents approximately 13 percent of the VLCC fleet. According to industry sources, the single hull VLCC fleet is 17 vessels.

Operating results

Year ended December 31, 2012 compared with the year ended December 31, 2011

Operating Revenues

(in thousands of $)	2012	2011	Change
Charter revenues	10,403	10,403	—

Charter income is in line with expectations. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter. In September 2012, Chevron gave six months binding notice of termination of the bareboat charter for the Vessel. The termination took effect on March 15, 2013 at which time the Vessel commenced trading in the spot market.

Operating Expenses

(in thousands of $)	2012	2011	Change
Administrative expenses	50	67	(25.4)%
Depreciation	2,866	2,866	—

Administrative expenses in 2012 relate to the management fee paid to our Manager. Administrative expenses in 2011 relate to the management fee paid to our Manager and include legal fees paid in connection with the consent solicitation.

Depreciation is in line with expectations.

Other income (expenses)

(in thousands of $)	2012	2011	Change
Interest income	3	284	(98.9)%
Interest expense	(3,835)	(4,149)	(7.6)%
Gain on termination of funding agreement	—	4,523	(100.0)%
Other financial items	(6)	(98)	93.9%
Amortization of deferred charges	(40)	(40)	—

Interest income decreased in 2012 as a result of the termination of the fixed interest rate funding agreement. The Company's deposit is now held by the Bank of New York Mellon earning a lower rate of interest.

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.

The gain on termination of funding agreement in 2011 is the market value adjustment paid to the Company as a result of the termination of the guaranteed investment contract.

Other financial items in 2012 consisted of bank fees. Other financial items in 2011 consisted of bank fees and legal fees in relation to the consent solicitation.

The Company amortizes the deferred charges over the life of the Term Notes on a straight-line basis, which is not materially different to the effective interest rate method.

Year ended December 31, 2011 compared with the year ended December 31, 2010

Operating Revenues

(in thousands of $)	2011	2010	Change
Charter revenues	10,403	10,403	—

Charter income is in line with expectations. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter.

Operating Expenses

(in thousands of $)	2011	2010	Change
Administrative expenses	67	56	19.6%
Depreciation	2,866	2,866	—

Administrative expenses and depreciation are in line with expectations.

Other income (expenses)

(in thousands of $)	2011	2010	Change
Interest income	284	1,316	(78.4)%
Interest expense	(4,149)	(4,437)	(6.5)%
Gain on termination of funding agreement	4,523	—	—
Other financial items	(98)	(374)	(73.8)%
Amortization of deferred charges	(40)	(39)	2.6%

Interest income decreased in 2011 as a result of the termination of the fixed interest rate funding agreement. The Company's deposit is now held by the Bank of New York Mellon earning a lower rate of interest.

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.

Other financial items in 2011 consist of consent solicitation fees and related legal expenses of $249,000 and $125,000, respectively.

The Company amortizes the deferred charges over the life of the Term Notes on a straight-line basis, which is not materially different to the effective interest rate method.

Liquidity and Capital Resources

On June 7, 2012, in accordance with the terms of the Initial Charter, Chevron gave non-binding notice of termination of the bareboat charter for our Vessel and on September 7, 2012, Chevron gave a six months binding notice of termination. The Initial Charter was terminated on March 15, 2013 at which time the Vessel commenced trading in the spot market.

On February 25, 2010, Chevron gave non-binding notice of termination of the bareboat charter for the Ulriken, which is the vessel owned by IOM-A. On June 3, 2010, Chevron gave a six months binding notice of termination and such termination took effect on December 7, 2010. All of our Term Notes are secured by assets cross-collateralized with the assets of IOM I-A.

In order to make scheduled sinking fund and interest payments on the Term Notes, if any, and to pay estimated ship expenses for our Vessel, we require a time charter equivalent, or TCE, rate of approximately $30,800 per day. The required rate is highly dependent on the ship operating expenses of the Vessel, which can fluctuate significantly during the remaining life of the Vessel. A TCE rate of $30,800 per day, as the case may be, would not cover the final principal payment of $10,995,000 for the Term Notes, and no assurance can be given that the Manager would be able to obtain charters at that charter hire rate in the future. Although the current estimates of the approximate residual value of our Vessel on the date of the final payments exceed $10,995,000, there can be no assurance given as to the residual or scrap value of our Vessel on the date the final payment is due.

While the Vessel just commenced trading in the spot market on March 15, 2013, it should be noted that the average TCE rate for the Ulriken in the year ended December 31, 2012, was approximately $9,000 per day.

The estimated fair values, based on broker values, of the Ulysses and the Ulriken at December 31, 2012 were approximately $27.7 million and $26.0 million, respectively, and the estimated fair values, based on broker values, of the Ulysses and the Ulriken at March 31, 2013 were approximately $26.4 million and $24.7 million, respectively. These broker values do not reflect any costs to sell the vessels. If the vessels were sold for aggregate proceeds of $51.1 million being the aggregate broker values at March 31, 2013, then the Company and IOM I-A would be able to repay the amount outstanding on the Term Notes at March 31, 2013 of $87.6 million taking into account the restricted cash and net working capital balances in the Company and IOM I-A. The restricted cash available to the Company and IOM I-A could be further reduced as a result of the current low rates in the spot market.

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates. The Company was in compliance with these covenants at December 31, 2012.

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenue, which represents operating revenues less other income and voyage expenses. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in evaluating the Company's financial performance.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Term Notes with IOM I-A. At December 31, 2012 the amount outstanding on the Term Notes was $91,795,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2012, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Term Notes (8.04%)	4,335	9,755	11,425	20,835	46,350
Interest	3,641	6,187	4,521	2,128	16,477
Total contractual obligations	7,976	15,942	15,946	22,963	62,827

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

Vessel

The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years. The residual value for the Vessel is calculated by multiplying its lightweight tonnage by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the ten year average, up to the date of delivery, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). The residual value is reviewed annually.

Vessel Impairment

The carrying value of the Vessel may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amount of the Vessel was reviewed for potential impairment at December 31, 2012 when it was known that the Initial Charter would terminate on March 15, 2013 and such change in circumstances indicated that the carrying amount may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the Vessel and its eventual disposition is less than the Vessel's carrying amount.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful life of the Vessel. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily time charter equivalent rates for the unfixed days over the estimated remaining life of the Vessel. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable. The Company assumed a 100% probability of a 'held for use' scenario in its impairment assessment.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) unanticipated changes in demand for transportation of crude oil, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2012, together with break even rate and the actual rate, for its Vessel;

	Rates Used (1)
($ per day)	First two years	Thereafter	Break even rate (2)	Actual rate (3)
Vessel	13,375	34,676	20,001	28,500

1.	The Company uses trading exchange forecast spot rates, which are only available for two years and a 20-year historical average rate thereafter.

2.	The break even rate is the rate over the estimated remaining useful life of the Vessel that provides an undiscounted total cash flow equal to the carrying value of the Vessel.

3.
The actual daily rate of $28,500 in the fourth quarter of 2012 is the bareboat rate pursuant to the Initial Charter and is not comparable with the other rates in the table since the Company does not incur any ship operating expenses under the bareboat charter.

The Company concluded that no impairment charge was required in 2012. The results of the Company's 2012 impairment testing on its Vessel would not have been impacted if trailing 3-year and 5-year historical average rates had been used in the cash flow forecasts instead of the 20-year historical average rate.

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

As of December 31, 2012, we believe that the basic market value of our Vessel, based on shipbroker reports, is $17.0 million less than its carrying value. However, we believe that the future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying values as of December 31, 2012, and accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "Because the market value of our Vessel may fluctuate significantly, we may incur a loss when we sell our Vessel which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Recently Issued Accounting Pronouncements

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2013-04, (Topic 405) Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The guidance in this update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of(a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The Company is currently in the process of assessing the impact of this new guidance on the financial statements.

Research and development, patents and licenses, etc.

Not applicable.

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

Name	Age	Position with the Company
Andrew James Baker	53	Secretary
Kate Blankenship	48	Director
John Michael Killip	68	Director
Tor Olav Trøim	50	Director
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
Andrew James Baker is a resident of the Isle of Man and has been secretary of the Company since November 1996. Mr. Baker is a solicitor with Cains, which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Penningtons since 1987.
Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011 and Seadrill Partners LLC since June 2012. She is a member of the Institute of Chartered Accountants in England and Wales.

Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Trøim has been a director of Seatankers Management in Cyprus. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Golar LNG Limited, Golar LNG Partners LP, Frontline 2012 Ltd and as an alternate director of Frontline Ltd.

B.                     Compensation

During the year ended December 31, 2012, we made no compensation payments to our directors and officers.

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

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

As of the date of this annual report, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

Class of	Name and address of	Number of	Percent
Shares	Beneficial Owners	Shares	of Class
Common Shares	Golden State Holding I, Limited[1]	2	100%

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

In the years ended December 31, 2012, 2011 and 2010, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. The Company was invoiced $50,000 in each of the three years ended December 31, 2012 in respect of these services.

Amounts due to related parties at December 31 are as follows;

(in thousands of $)	2012	2011
ITCL	479	479
Frontline Ltd.	96	46
	575	525

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

D.                    Exchange Controls

The Company was incorporated on November 4, 1994 under the Isle of Man Companies Act 1931-2004 (as amended). Interests in the Registered Securities may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man.

There are no restrictions upon the payment of foreign currency dividends, interest or other payments in respect of the Registered Securities.

None of the Company's Articles of Association, Memorandum of Association or any other document, nor any Isle of Man law nor, to the knowledge of the Company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold the Company's shares of common stock.

E.                     Taxation

The Company is regarded as resident for Isle of Man income tax. By virtue of the Company's activities, the Company is charged Isle of Man income tax at the current standard rate of zero percent; the Company is not required to withhold taxes on payments it makes.

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

Quantitative information about market risk instruments at December 31, 2012 is as follows:

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled payment date
(in thousands of $)

February 1, 2013	2,125
August 1, 2013	2,210
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
Total	$46,350

(b)          Qualitative information about market risk

We were organized solely for the purpose of acquiring and chartering our Vessel. We have no sources for the payment of the principal of, and the interest on, the Term Notes except for the restricted cash accounts held by the Trustee. Accordingly, our ability to pay debt service on the Term Notes is wholly dependent upon our financial condition, results of operation and cash flows from our Vessel's operation.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2012, the end of the period covered by this annual report. Based upon that evaluation, our management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2012.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2012. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2012	2011
Audit fees (a)	21	20
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	21	20

a)	Audit Fees
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report:

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

2.3*
Supplement No. 2, dated as of December 17, 2010 to the Indenture, dated as of December 1, 1996, among Golden State Petroleum Transport Corporation and Golden State Petro (IOM I-A) PLC and Golden State Petro (IOM I-B) PLC and The Bank of New York Mellon as indenture trustee (as successor to United States Trust Company of New York, as indenture trustee) incorporated by reference to Exhibit 2.3 in the Annual Report of Golden State Petro (IOM I-B) PLC on Form 20-F for the fiscal year ended December 31, 2010.

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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

13.1	Certifications of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.**	INS XBRL Instance Document
101.**	SCH XBRL Taxonomy Extension Schema
101.**	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.**	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.**	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.**	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*    Incorporated by reference to the filing indicated.
**     Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-B) PLC
(Registrant)

Date: April 25, 2013	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (the "Company") as of December 31, 2012 and December 31, 2011 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2012 and December 31, 2011, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 25, 2013

Golden State Petro (IOM I-B) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Operating revenues
Charter revenues	10,403	10,403	10,403
Total operating revenues	10,403	10,403	10,403

Operating expenses
Administrative expenses	50	67	56
Depreciation	2,866	2,866	2,866
Total operating expenses	2,916	2,933	2,922
Net operating income	7,487	7,470	7,481
Other income (expenses)
Interest income	3	284	1,316
Interest expense	(3,835)	(4,149)	(4,437)
Gain on termination of funding agreement	—	4,523	—
Other financial items	(6)	(98)	(374)
Amortization of deferred charges	(40)	(40)	(39)
Net other (expenses) income	(3,878)	520	(3,534)
Net income	3,609	7,990	3,947
Retained earnings at the start of year	26,000	18,010	14,063
Retained earnings at the end of year	29,609	26,000	18,010

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Balance Sheet as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current assets
Restricted cash and investments	35,268	32,837
Total current assets	35,268	32,837
Vessel, net	43,446	46,312
Deferred charges	240	280
Total assets	78,954	79,429

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	4,335	4,000
Due to related parties	575	525
Accrued expenses and other current liabilities	2,420	2,554
Total current liabilities	7,330	7,079
Long-term debt	42,015	46,350
Total liabilities	49,345	53,429
Equity
Common stock: 2 shares of no par value	—	—
Retained earnings	29,609	26,000
Total equity	29,609	26,000
Total liabilities and equity	78,954	79,429

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Statement of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Net income	3,609	7,990	3,947
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,866	2,866	2,866
Amortization of deferred charges	40	40	39
Gain on termination of funding agreement	—	(4,523)	—
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	(134)	(520)	264
Related party balances	50	504	—
Net cash provided by operating activities	6,431	6,357	7,116
Investing activities
Change in restricted cash and investments	(2,431)	(2,657)	(3,696)
Net cash used in investing activities	(2,431)	(2,657)	(3,696)
Financing activities
Repayment of debt	(4,000)	(3,700)	(3,420)
Net cash used in financing activities	(4,000)	(3,700)	(3,420)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	3,969	4,273	4,553

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

GSPTC acting as an agent for the Owners, issued 8.04% First Preferred Mortgage Term Notes for $127,100,000 (the "Term Notes") and Serial First Preferred Mortgage Notes for $51,700,000 (the "Serial Notes") (together the "Notes") as an agent for the Owners. The principal amount of the Term Notes and the Serial Notes allocated to the Company was $63,550,000 and $26,800,000 respectively. The proceeds allocated to the Company have been used to fund the construction of a VLCC. The Serial Notes were fully repaid on February 1, 2006. The Ulysses (ex-Phoenix Voyager) (the "Vessel"), was delivered to the Company on March 15, 1999 and was concurrently chartered to Chevron Transport Corporation ("Chevron") pursuant to an initial charter (the "Initial Charter") for a term of eighteen years. As of January 31, 1999, each of the Owners entered into a management agreement with Frontline. Frontline provides administrative, vessel management and advisory services to the Owners. Chevron had an option to terminate the Initial Charter on the tenth anniversary of the delivery date of our Vessel, March 15, 2009, and has termination options on each of the three subsequent two-year anniversaries thereof. For the remaining optional termination dates, Chevron must provide us with (i) non-binding notice of its intent to exercise such option nine months prior to the optional termination date and (ii) irrevocable notice of such exercise six months prior to the optional termination date. On September 12, 2012, Chevron gave six months irrevocable notice of termination of the bareboat charter for our Vessel and such termination took effect on March 15, 2013.

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

Restricted Cash and Investments
Restricted cash and investments consists of bank deposits which may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, and management fees and the Vessels' operating costs, must be maintained in accordance with contractual arrangements.

As of December 31, 2010, the Company held a restricted investment in the form of a guaranteed investment contract, which had to be maintained in accordance with contractual arrangements and could only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contract was considered to be an investment held to maturity and as such was stated at cost plus accrued interest. When the contract was terminated by the Company in 2011, a market value adjustment was added to the value of the investment at the termination date. $4.5 million was recorded as a gain on termination of a funding agreement in 2011. There were no guaranteed investment contracts outstanding at December 31, 2012 and 2011.

Vessel
The cost of the Vessel, including capitalized costs and interest, less estimated residual value is being depreciated on a straight line basis over the Vessel's remaining life. The estimated economic useful life of the Vessel is 25 years. The residual value for the Vessel is calculated by multiplying its lightweight tonnage by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the ten year average, up to the date of delivery, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). The residual value is reviewed annually.

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

Allocation of the Notes
The Company is jointly and severally liable under the Term Notes with IOM I-A. At December 31, 2012, the amount outstanding on the Term Notes was $91,795,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes was allocated so as to reflect the difference in the contracted cost of the Vessels.

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

Other comprehensive income
The Company has no other comprehensive income.

3.  NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's financial statements and the new disclosure requirements are in Note 14 "Financial Instruments".

ASU 2013-04, (Topic 405) Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The guidance in this update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of(a) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, and (b) any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The Company is currently in the process of assessing the impact of this new guidance on the financial statements.

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

On March 11, 2011, the Company received $4.5 million being the market value adjustment to its guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount was recorded as a gain on termination of funding agreement. The Company's restricted cash and investments are now held by Bank of New York Mellon. There were no guaranteed investment contracts outstanding at December 31, 2012.

Restricted cash and investments may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, and must be maintained in accordance with contractual arrangements.

8.  LEASES

As of December 31, 2012, the Company leased its vessel on a bareboat charter to Chevron pursuant to the Initial Charter.  On September 12, 2012, Chevron gave six months irrevocable notice of termination of the Initial Charter and such termination took effect on March 15, 2013.

The minimum future revenues to be received on the bareboat charter, which has been accounted for as an operating lease as of December 31, 2012 are $2.1 million and are all due in the year ended December 31, 2013.

Cost and accumulated depreciation on the Vessel leased to Chevron at December 31, 2012 was $86.7 million (2011: $86.7 million) and $43.3 million (2011: $40.4 million), respectively.

9.  VESSEL

(in thousands of $)	2012	2011
Cost	86,716	86,716
Accumulated depreciation	(43,270)	(40,404)
	43,446	46,312

Depreciation expense was $2.9 million for each of the years ended December 31, 2012, 2011 and 2010.

10.  DEFERRED CHARGES

(in thousands of $)	2012	2011
Debt arrangement fees	876	876
Accumulated amortization	(636)	(596)
	240	280

11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2012	2011
Interest payable	1,553	1,687
Deferred charter hire	867	867
	2,420	2,554

12.  DEBT

The Serial Notes were issued in the aggregate principal amount of $51,700,000, of which $26,800,000 was allocated to the Company. The Serial Notes were fully repaid on February 1, 2006 The Term Notes were issued in the aggregate principal amount of $127,100,000, of which $63,550,000 was allocated to the Company. Interest on the Term Notes is payable semi-annually on each February 1 and August 1.

(in thousands of $)	2012	2011
Term Notes due February 1, 2019	46,350	50,350
Less: short-term portion	(4,335)	(4,000)
	42,015	46,350

The outstanding debt as of December 31, 2012 is repayable as follows:

(in thousands of $)
Year ending December 31,
2013	4,335
2014	4,685
2015	5,070
2016	5,490
2017	5,935
Thereafter	20,835
Total debt	46,350

As of December 31, 2012, the effective interest rate for the Term Notes was 8.04%.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2013	2,125
August 1, 2013	2,210
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
Total debt	46,350

The Term Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the Initial Charter, the Chevron Corporation guarantee and certain other collateral. All of the Term Notes are secured by assets cross-collateralized with the assets of IOM I-A. At December 31, 2012 the amount outstanding on the Term Notes was $91,795,000.

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

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.The Company was in compliance with these covenants at December 31, 2012.

13.  SHARE CAPITAL

Authorized share capital:

(in thousands of $)	2012	2011
2,000 shares of common stock of no par value	—	—

Issued and outstanding share capital:

(in thousands of $)	2012	2011
2 shares of common stock of no par value	—	—

All of the Company's issued and outstanding common shares have been pledged to the Trustee.

14.  FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2012 and 2011 are as follows:

	2012	2012	2011	2011
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets:
Restricted cash and investments	35,268	35,268	32,837	32,837
Financial liabilities:
Term Notes	38,980	46,350	48,725	50,350

The estimated fair value of financial assets and liabilities are as follows:

	2012
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	35,268	35,268	—	—
Financial liabilities:
Term Notes	38,980	—	38,980	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Restricted cash and investments – the carrying value is a reasonable estimate of fair value.

Term Notes – the estimated fair value of the 8.04% First Preferred Mortgage Term Notes is based on the market price achieved in the last significant trading of the Notes (level two per ASC Topic 820).

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

There is a concentration of credit risk due to the fact that the sole source of charter income is Chevron Transport Corporation.

15.  ASSETS PLEDGED

(in thousands of $)	2012	2011
Vessel, net	43,446	46,312
Restricted cash and investments	35,268	32,837
	78,714	79,149

The Term Notes are collateralized by a statutory first mortgage on the Vessel. Restricted cash and investments are also pledged to pay principal and interest on the Term Notes.

16.  RELATED PARTY TRANSACTIONS

In the years ended December 31, 2012, 2011 and 2010, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice. The Company was invoiced $50,000 in each of the three years ended December 31, 2012 in respect of these services.

Amounts due to related parties at December 31 are as follows;

(in thousands of $)	2012	2011
ITCL	479	479
Frontline Ltd.	96	46
	575	525

An amount of $479,000 is owed to ITCL in respect of solicitation and legal fees that ITCL paid on behalf of the Company in 2011.

17. SUBSEQUENT EVENT

In September 2012, Chevron gave six months binding notice of termination of the bareboat charter for the Vessel. The termination took effect on March 15, 2013 at which time the Vessel commenced trading in the spot market.