Form 20-F
period 2013-12-31
GOLDEN STATE PETRO IOM I B PLC
filed 2014-04-29
CIK 1038461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

A.                Selected Financial Data

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011, and the selected balance sheet data as of December 31, 2013 and 2012, respectively have been derived from the Company's financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2010 and 2009, and the selected balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from financial statements of the Company not included herein. The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the Company's Financial Statements and Notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except per share data)
Statement of operations data:
Total operating revenues	13,541	10,403	10,403	10,403	10,403
Net (loss) income	(3,960)	3,609	7,990	3,947	3,660
Per share data:
Dividends per share	—	—	—	—	—
Balance sheet data:
Vessel, net	40,580	43,446	46,312	49,178	52,044
Total assets	70,025	78,954	79,429	75,155	74,364
Current portion of long-term debt	4,685	4,335	4,000	3,700	3,420
Long-term debt	37,330	42,015	46,350	50,350	54,050
Equity	25,649	29,609	26,000	18,010	14,063
Number of shares	2	2	2	2	2

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the offer and use of proceeds

Not applicable.

D.            Risk Factors

We are not currently engaged in transporting crude oil and oil products. Our vessel, the Ulysses (ex-Phoenix Voyager), or our Vessel, had been operating under a bareboat charter, or the Initial Charter, to Chevron Transport Corporation, which we refer to as Chevron. The Initial Charter commenced on March 15, 1999, the delivery date of our Vessel, and was terminated by Chevron on March 15, 2013, at which time the Vessel was redelivered to us and commenced trading in the spot market.

In March 2014, the Company entered into an agreement to sell its Vessel to an unrelated third party for net sale proceeds of $25.5 million. The Vessel was delivered to the buyer on March 11, 2014 and the Company expects to record a loss of approximately $14.6 million in the first quarter of 2014. The Company will comply with the provisions of the Indenture, as amended and supplemented (the "Indenture") governing our 8.04% First Preferred Mortgage Notes due 2019 (the "Term Notes").

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

The buyer or another claimant may make a claim against us in respect of the Ulysses, which may adversely affect our financial condition

Under the terms of the purchase agreement for the Ulysses, we as the seller warrant that the Vessel at the time of physical and legal delivery is free from all encumbrances, mortgages, and maritime liens or any other debts, taxes and financial liabilities/obligations whatsoever. Should any claims, which have accrued prior to the time of delivery, be made against the Vessel, we have undertaken to unconditionally indemnify the buyers against all consequences of such claims. If the buyers or another claimant seek indemnification under this provision, prosecution or defense of this claim may adversely affect our financial position.

After the sale of the Ulysses, we have no further income producing assets

The Ulysses was the only income producing asset that we owned. After the sale of this Vessel, we have no further ongoing business and no assets that would create income in the future.

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

In March 2014, the Company entered into an agreement to sell its Vessel to an unrelated third party for net sale proceeds of $25.5 million. The Vessel was delivered to the buyer on March 11, 2014 and the Company expects to record a loss of approximately $14.6 million in the first quarter of 2014. The Company will comply with the provisions of the Indenture governing our Term Notes.

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

Remarketing

Following termination of the Initial Charter, the Manager determined that an acceptable replacement charter for our Vessel was not available and the Vessel commenced trading in the spot market.

C.                    Organizational Structure

We, IOM I-A, and GSPTC are wholly-owned subsidiaries of GSH, an Isle of Man holding company.  GSH is a wholly-owned subsidiary of ITC, a Cayman Islands corporation. ITC is a wholly-owned subsidiary of ITCL and 82.47% of the outstanding common shares of ITCL are owned by Frontline.

The Company does not have any subsidiaries.

D.                    Property, Plants and Equipment

Other than our Vessel referred to above, which was sold on March 11, 2014, the Company has no property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with "Item 3. Selected Financial Data" and the Company's audited Financial Statements and Notes thereto included herein.

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

The Ulysses has been trading in the spot market since re-delivery to the Company in March 2013. In March 2014, the Company entered into an agreement to sell its Vessel to an unrelated third party for net sale proceeds of $25.5 million. The Vessel was delivered to the buyer on March 11, 2014.

Market Overview and Trend Information

Not applicable.

Operating results

Year ended December 31, 2013 compared with the year ended December 31, 2012

Operating Revenues

(in thousands of $)	2013	2012	Change
Bareboat charter revenues	2,109	10,403	(79.7)%
Voyage charter revenues	11,432	—	—%

Bareboat charter revenues are in line with expectations. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter. In September 2012, Chevron gave six months binding notice of termination of the bareboat charter for the Vessel. The termination took effect on March 15, 2013 at which time the Vessel commenced trading in the spot market and earning voyage charter revenues.

Operating Expenses

(in thousands of $)	2013	2012	Change
Voyage expenses	8,416	—	—%
Ship operating expense	2,630	—	—%
Administrative expenses	50	50	—%
Depreciation	2,866	2,866	—%

Voyage expenses and ship operating expenses were incurred in 2013 due to the Vessel trading in the spot market from March 2013. Voyage expenses are the costs associated with a voyage and include bunkers (fuel), port costs, commissions and other voyage related expenses. Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

Administrative expenses and depreciation are in line with expectations.

Other income (expenses)

(in thousands of $)	2013	2012	Change
Interest income	3	3	—%
Interest expense	(3,496)	(3,835)	(8.8)%
Other financial items	(6)	(6)	—%
Amortization of deferred charges	(40)	(40)	—%

Interest income is in line with expectations.

Interest expense has decreased in line with expectations, with interest expense falling in line with the principal loan outstanding each year.

Other financial items in 2013 and 2012 consisted of bank fees.

The Company amortizes the deferred charges over the life of the Term Notes on a straight-line basis, which is not materially different to the effective interest rate method.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Operating Revenues

(in thousands of $)	2012	2011	Change
Bareboat charter revenues	10,403	10,403	—%

Bareboat charter revenues are in line with expectations. The daily rate paid by Chevron is $28,500 per day for the optional period of the charter. In September 2012, Chevron gave six months binding notice of termination of the bareboat charter for the Vessel. The termination took effect on March 15, 2013 at which time the Vessel commenced trading in the spot market.

Operating Expenses

(in thousands of $)	2012	2011	Change
Administrative expenses	50	67	(25.4)%
Depreciation	2,866	2,866	—%

Administrative expenses in 2012 relate to the management fee paid to our Manager. Administrative expenses in 2011 relate to the management fee paid to our Manager and include legal fees paid in connection with the consent solicitation.

Depreciation is in line with expectations.

Other income (expenses)

(in thousands of $)	2012	2011	Change
Interest income	3	284	(98.9)%
Interest expense	(3,835)	(4,149)	(7.6)%
Gain on termination of funding agreement	—	4,523	(100.0)%
Other financial items	(6)	(98)	93.9%
Amortization of deferred charges	(40)	(40)	—%

Interest income decreased in 2012 as a result of the termination of the fixed interest rate funding agreement in 2011. The Company's deposit is now held by the Bank of New York Mellon earning a lower rate of interest.

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

In March 2014, we entered into an agreement to sell our Vessel to an unrelated third party for net sale proceeds of $25.5 million and our Vessel was delivered to the buyer on March 11, 2014. The principal amount of our Term Notes outstanding March 2014 following the scheduled payment on February 1, 2014 was $39.7 million and the net sale proceeds of $25.5 million will be used to partially repay this amount. The shortfall of $14.2 million will be repaid from our restricted cash balance in the second quarter of 2014 in accordance with the terms of the Indenture.

The Term Notes in IOM I-A are secured by and cross-collateralized with our assets including our restricted cash balance. Our restricted cash and the restricted cash in IOM I-A may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, must be maintained in accordance with contractual arrangements. Our restricted cash balance following the repayment of our Term Notes will be available for the repayment of the IOM I-A Term Notes.

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates. The Company was in compliance with these covenants at December 31, 2013.

Off-balance Sheet Arrangements

The Company is jointly and severally liable under the Term Notes with IOM I-A. At December 31, 2013 the amount outstanding on the Term Notes was $83,240,000. In preparing the separate financial statements of the Company and IOM I-A, the aggregate amount of the Notes has been allocated so as to reflect the difference in the contracted cost of the vessels.

Tabular disclosure of Contractual Obligations

As at December 31, 2013, we had the following contractual obligations and commitments:

	Payments due by period
(in thousands of $)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Term Notes (8.04%)	4,685	10,560	12,360	14,410	42,015
Interest	3,286	5,387	3,583	580	12,836
Total contractual obligations	7,971	15,947	15,943	14,990	54,851

Interest is payable on the Term Notes at a fixed rate of 8.04% until maturity.

Critical Accounting Policies

Our principal accounting policies are described in Note 2 to the financial statements, which are included in "Item 18. Financial Statements". The most critical accounting policies include:

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Vessel Impairment

The carrying value of the Vessel may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amount of the Vessel is reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the Vessel and its eventual disposition is less than the Vessel's carrying amount.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful life of the Vessel. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration estimated daily time charter equivalent rates for the unfixed days over the estimated remaining life of the Vessel. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable. The Company assumed a 100% probability of a 'held for use' scenario in its impairment assessment.

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

The following table summarizes the actual rates used by the Company in its impairment testing at December 31, 2013, together with break even rate and the actual rate, for its Vessel;

	Rates Used (1)
($ per day)	First three years	Thereafter	Actual rate (2)
Vessel	25,800	38,000	8,800

1.	The Company uses time charter rates for three years and a 20-year historical average rate thereafter.

2.	The actual rate is the rate achieved by the Vessel in the fourth quarter of 2013.

The Company concluded that no impairment charge was required in 2013. If the trailing 1-year and 3-year historical average rates had been used in the cash flow forecasts then the carrying value would not have been recovered. This would have resulted in an impairment loss in 2013 of approximately $16.1 million. The results of the Company's 2013 impairment testing on its Vessel would not have been impacted if the trailing 5-year historical average rate had been used in the cash flow forecasts instead of the 20-year historical average rate.

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

Our estimate of basic market value assumes that our Vessel is in good and seaworthy condition without need for repair and, if inspected, would be certified in class without notations of any kind. Our estimate is based on the estimated market values for our Vessel that we have received from ship brokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our Vessel or prices that we could achieve if we were to sell the Vessel.

As of December 31, 2013, we believe that the basic market value of our Vessel, based on ship broker reports, is $16.1 million less than its carrying value. However, we believe that the future undiscounted cash flows expected to be earned by the Vessel over its operating life would exceed the Vessel's carrying values as of December 31, 2013, and accordingly, have not recorded an impairment charge.

In March 2014, the Company entered into an agreement to sell its Vessel to an unrelated third party for net proceeds of $25.5 million. The Vessel was delivered to the buyer on March 11, 2014 and the Company expects to record a loss of approximately $14.6 million in the first quarter of 2014. The Company did not record an impairment loss in the year ended December 31, 2013, as the Company assumed a 100% 'trading' probability in its cash flow forecasts and the carrying value at December 31, 2013 was recovered using a combination of the 3-year time charter rate and the trailing 20-year historical average rate.

Recently Issued Accounting Pronouncements

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013, and the Company is currently considering the impact on the its financial statements.

ASU 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this update change the requirements for reporting discontinued operations. The amendments apply to all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and the Company is currently considering the impact on the its financial statements.

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

Name	Age	Position with the Company
Andrew James Baker	54	Secretary
Kate Blankenship	49	Director
John Michael Killip	69	Director
Tor Olav Trøim	51	Director
John Michael Killip has been a non-executive Isle of Man resident director of the Company since February 13, 2001. Mr. Killip is a divisional director of Cains Fiduciaries Limited ("CFL"), the corporate service provider owned by Cains Advocates Limited, Isle of Man ("Cains"), which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been in a managerial capacity with Cains/CFL for over 20 years.
Andrew James Baker is a resident of the Isle of Man and has been secretary of the Company since November 4, 1996. Mr. Baker is a solicitor with Cains, which is legal adviser to the Company and as such is entitled to charge for professional advice and services. He has been a solicitor with Cains since March 1994. Prior to that he was a partner with the law firm Penningtons since 1987.
Kate Blankenship has been a director of the Company since November 1, 1998. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline from 1994 until October 2005. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, ITCL since February 2008, Frontline 2012 Ltd since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Tor Olav Trøim has been a director of the Company since November 1, 1998. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. He was formerly an Equity Portfolio Manager with Storebrand ASA (1987-1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Mr. Trøim was a director of Seatankers Management in Cyprus from 1995 until June 2009. Mr. Trøim serves as a director of and Chairman of ITCL, a director of Seadrill Limited, Seadrill Partners LLC, Golden Ocean Group Limited, Aktiv Kapital ASA, Archer Limited, Marine Harvest ASA, Golar LNG Limited, Golar LNG Partners LP, Frontline 2012 Ltd.
B.                     Compensation

During the year ended December 31, 2013, we made no compensation payments to our directors and officers.

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

Frontline is our Manager as described below in "Item 7. Major Shareholder and Related Party Transactions – Related Party Transactions".

E.                    Share Ownership

The directors of the Company have no share ownership in the Company and do not have any arrangement that involves the issue or grant of securities of the Company.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                     Major Shareholders

As of the date of this annual report, except as set forth below, the Company is not aware of any beneficial owner of more than 5% of its Common Stock.

		Number of	Percent
Class of Shares	Name and address of Beneficial Owners	Shares	of Class
Common Shares	Golden State Holding I, Limited[1]	2	100%

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

B.                     Related Party Transactions

As discussed in "Item 4. Information on the Company", Frontline, the ultimate parent, is our Manager.

In the years ended December 31, 2013, 2012 and 2011, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.

SeaTeam Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulysses on March 15, 2013. Balances owed by SeaTeam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.

A summary of net amounts incurred from related parties for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	205	—	—

Amounts due from related parties at December 31 are as follows:

	2013	2012
SeaTeam Singapore Pte. Limited	135	—
ITCL	806	—
	941	—

An amount of $0.8 million was advanced to ITCL at December 31, 2013, in order to fund the operating expenses of the Vessel as the Company did not have a bank account that could be used for this purpose.

Amounts due to related parties at December 31, 2013 are as follows:

	2013	2012
ITCL	—	479
Frontline Ltd.	47	96
	47	575

An amount of $0.5 million was owed to ITCL at December 31, 2012 in respect of solicitation and legal fees that ITCL paid on behalf of the Company in 2011.

C.                     Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                     Consolidated Statements and Other Financial Information

See "Item 18. Financial Statements" below.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

(a)      Quantitative information about market risk

Quantitative information about market risk instruments at December 31, 2013 is as follows:

i)      Serial Notes

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes at December 31, 2013.

(in thousands of $)
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
Total	42,015

In March 2014, we entered into an agreement to sell our Vessel to an unrelated third party for net sale proceeds of $25.5 million and our Vessel was delivered to the buyer on March 11, 2014. The principal amount of our Term Notes outstanding March 2014 following the scheduled payment on February 1, 2014 was $39.7 million and the net sale proceeds of $25.5 million will be used to partially repay this amount. The shortfall of $14.2 million will be repaid from our restricted cash balance in the second quarter of 2014 in accordance with the terms of the Indenture.

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

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.The Company was in compliance with these covenants at December 31, 2013.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15. CONTROLS AND PROCEDURES

(a)           Disclosure controls and procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of December 31, 2013, the end of the period covered by this annual report. Based upon that evaluation, our management with the participation of the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of December 31, 2013.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 1992 in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit fees (a)	18	21
Audit related fees (b)	—	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total	18	21

a)	Audit Fees
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

12.1	Certification of the Principal Executive Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13A-14(a) and Rule 15d-14(a) of the Securities Act, as amended.

13.1	Certifications of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certifications of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.	INS XBRL Instance Document
101.	SCH XBRL Taxonomy Extension Schema
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

*    Incorporated by reference to the filing indicated.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden State Petro (IOM I-B) PLC
(Registrant)

Date: April 29, 2014	By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Principal Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Golden State Petro (IOM I-B) PLC

We have audited the accompanying balance sheets of Golden State Petro (IOM I-B) PLC (the "Company") as of December 31, 2013 and December 31, 2012 and the related statements of operations and retained earnings and of cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden State Petro (IOM I-B) PLC as of December 31, 2013 and December 31, 2012, the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 29, 2014

Golden State Petro (IOM I-B) PLC
Statement of Operations and Retained Earnings for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Operating revenues
Bareboat charter revenues	2,109	10,403	10,403
Voyage charter revenues	11,432	—	—
Total operating revenues	13,541	10,403	10,403
Operating expenses
Voyage expenses	8,416	—	—
Ship operating expenses	2,630	—	—
Administrative expenses	50	50	67
Depreciation	2,866	2,866	2,866
Total operating expenses	13,962	2,916	2,933
Net operating (loss) income	(421)	7,487	7,470
Other income (expenses)
Interest income	3	3	284
Interest expense	(3,496)	(3,835)	(4,149)
Gain on termination of funding agreement	—	—	4,523
Other financial items	(6)	(6)	(98)
Amortization of deferred charges	(40)	(40)	(40)
Net other (expenses) income	(3,539)	(3,878)	520
Net (loss) income	(3,960)	3,609	7,990
Retained earnings at the start of year	29,609	26,000	18,010
Retained earnings at the end of year	25,649	29,609	26,000

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Balance Sheet as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets
Restricted cash and investments	26,730	35,268
Inventories	1,254	—
Other current assets	320	—
Related party receivables	941	—
Total current assets	29,245	35,268
Vessel, net	40,580	43,446
Deferred charges	200	240
Total assets	70,025	78,954

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	4,685	4,335
Due to related parties	47	575
Accrued expenses and other current liabilities	2,314	2,420
Total current liabilities	7,046	7,330
Long-term debt	37,330	42,015
Total liabilities	44,376	49,345
Equity
Common stock: 2 shares of no par value	—	—
Retained earnings	25,649	29,609
Total equity	25,649	29,609
Total liabilities and equity	70,025	78,954

See accompanying notes that are an integral part of these financial statements.

Golden State Petro (IOM I-B) PLC
Statement of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011
Net (loss) income	(3,960)	3,609	7,990
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	2,866	2,866	2,866
Amortization of deferred charges	40	40	40
Gain on termination of funding agreement	—	—	(4,523)
Changes in operating assets and liabilities:
Inventories	(1,254)	—	—
Other current assets	(320)	—	—
Accrued expenses and other current liabilities	(106)	(134)	(520)
Related party balances	(1,469)	50	504
Net cash (used in) provided by operating activities	(4,203)	6,431	6,357
Investing activities
Change in restricted cash and investments	8,538	(2,431)	(2,657)
Net cash provided by (used in) investing activities	8,538	(2,431)	(2,657)
Financing activities
Repayment of debt	(4,335)	(4,000)	(3,700)
Net cash used in financing activities	(4,335)	(4,000)	(3,700)
Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

Supplemental disclosure of cash flow information:
Interest paid	3,641	3,969	4,273

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

On December 17, 2010 the holders approved amendments to the Indenture of the Term Notes and the management agreements pursuant to a consent solicitation commenced on December 8, 2010. These amendments were made in connection with the termination of the Initial Charter for the vessel owned by IOM I-A and the potential termination of the vessel owned by IOM I-B and (i) approve the proposed sale of the Vessels provided an Adequate Bid (as defined in the Indenture as amended) has been received by Frontline, as manager of the Vessels, and (ii) during the period from the termination of the initial charter for each vessel and its sale, permit the chartering of the vessel by Frontline in the spot market or on time charters. We were not able to sell our Vessel following the effective date of the termination of the Initial Charter for the Vessel and we have not been able to enter into a replacement time charter for our Vessel and it has been operating on the spot market since the termination of the Initial Charter. In March 2014, the Company entered into an agreement to sell the Vessel to an unrelated third party.

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

As of December 31, 2010, the Company held a restricted investment in the form of a guaranteed investment contract, which had to be maintained in accordance with contractual arrangements and could only be used to pay principal and interest on the Company's debt and management fees. The guaranteed investment contract was considered to be an investment held to maturity and as such was stated at cost plus accrued interest. When the contract was terminated by the Company in 2011, a market value adjustment was added to the value of the investment at the termination date. $4.5 million was recorded as a gain on termination of a funding agreement in 2011. There were no guaranteed investment contracts outstanding at December 31, 2013 and 2012.

Inventories
Inventories comprise principally of fuel and lubricating oils and are stated at the lower of cost or market value. Cost is determined on a first-in, first-out basis.

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

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

Allocation of the Notes
The Company is jointly and severally liable under the Term Notes with IOM I-A. At December 31, 2013, the amount outstanding on the Term Notes was $83,240,000. In preparing the separate company financial statements of the Company and IOM I-A, the aggregate amount of the Notes was allocated so as to reflect the difference in the contracted cost of the Vessels.

Revenue and expense recognition
Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

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

3.  NEWLY ISSUED ACCOUNTING PRONOUNCEMENTS

ASU 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The amendments are effective for fiscal years beginning after December 15, 2013, and the Company is currently considering the impact on the its financial statements.

ASU 2014-08 Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this update change the requirements for reporting discontinued operations. The amendments apply to all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and the Company is currently considering the impact on the its financial statements.

4.  TAXATION

The Company is exempt from United States Federal, state and local income taxes on its international shipping income and is zero rated for Isle of Man taxation. The Company expects all of its income to remain exempt from United States Federal, state and local income taxes. Accordingly, no provision for taxes has been made in these financial statements.

5.  OTHER FINANCIAL ITEMS

In 2011, legal fees in relation to the consent solicitation in 2010 were incurred. There were no material other financial items in 2012 and 2013.

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

On March 11, 2011, the Company received $4.5 million being the market value adjustment to its guaranteed investment contract for which termination notice was given by the Company in February 2011. This amount was recorded as a gain on termination of funding agreement. The Company's restricted cash and investments are now held by Bank of New York Mellon. There were no guaranteed investment contracts outstanding at December 31, 2013.

Restricted cash and investments may only be used to settle certain pre-arranged loan or lease payments, minimum deposits, management fees and the Vessels' operating costs, and must be maintained in accordance with contractual arrangements.

8. TRADE RECEIVABLES, NET

Trade account receivable, which are included in Other current assets, are presented net of allowances for doubtful accounts relating to freight and demurrage claims amounting to $0.01 million and nil as of December 31, 2013 and 2012, respectively.

9.  LEASES

As of December 31, 2013, the Vessel was not leased to a third party. As of December 31, 2011 the Vessel was leased to Chevron. On September 12, 2012, Chevron gave six months irrevocable notice of termination of the Initial Charter and such termination took effect on March 15, 2013.

10.  VESSEL

(in thousands of $)	2013	2012
Cost	86,716	86,716
Accumulated depreciation	(46,136)	(43,270)
	40,580	43,446

Depreciation expense was $2.9 million for each of the years ended December 31, 2013, 2012 and 2011.

11.  DEFERRED CHARGES

(in thousands of $)	2013	2012
Debt arrangement fees	876	876
Accumulated amortization	(676)	(636)
	200	240

12.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(in thousands of $)	2013	2012
Interest payable	1,408	1,553
Voyage expenses	761	—
Ship operating expenses	130	—
Trade accounts payable	15	—
Deferred charter hire	—	867
	2,314	2,420

13.  DEBT

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

(in thousands of $)	2013	2012
Term Notes due February 1, 2019	42,015	46,350
Less: short-term portion	(4,685)	(4,335)
	37,330	42,015

The outstanding debt as of December 31, 2013 is repayable as follows:

(in thousands of $)
Year ending December 31,
2014	4,685
2015	5,070
2016	5,490
2017	5,935
2018	6,425
Thereafter	14,410
Total debt	42,015

As of December 31, 2013, the effective interest rate for the Term Notes was 8.04%.

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

The following table provides the scheduled sinking fund redemption amounts and final principal payment on the Term Notes.

Scheduled Payment Date (in thousands of $)	Amount
February 1, 2014	2,295
August 1, 2014	2,390
February 1, 2015	2,485
August 1, 2015	2,585
February 1, 2016	2,690
August 1, 2016	2,800
February 1, 2017	2,910
August 1, 2017	3,025
February 1, 2018	3,150
August 1, 2018	3,275
February 1, 2019	14,410
Total debt	42,015

The Term Notes have priority of payment as described in the Indenture Agreement dated as of December 1, 1996 and are collateralized by a statutory first mortgage on the Vessel and assignment to the Trustee of the Initial Charter, the Chevron Corporation guarantee and certain other collateral. All of the Term Notes are secured by assets cross-collateralized with the assets of IOM I-A. At December 31, 2013 the amount outstanding on the Term Notes was $83,240,000.

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

The indenture governing the Term Notes includes certain covenants that, among other things, prohibit the Company and GSPTC from incurring additional indebtedness (other than subordinated loans) and impose limitations on the amount of investments, on loans, advances, mergers, the payment of dividends and the making of certain other payments, the creation of liens and certain transactions with affiliates.The Company was in compliance with these covenants at December 31, 2013.

14.  SHARE CAPITAL

Authorized share capital:

(in thousands of $)	2013	2012
2,000 shares of common stock of no par value	—	—

Issued and outstanding share capital:

(in thousands of $)	2013	2012
2 shares of common stock of no par value	—	—

All of the Company's issued and outstanding common shares have been pledged to the Trustee.

15.  FINANCIAL INSTRUMENTS

Fair Values
The carrying value and estimate fair value of the Company's financial instruments at December 31, 2013 and 2012 are as follows:

	2013	2013	2012	2012
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Financial assets:
Restricted cash and investments	26,730	26,730	35,268	35,268
Financial liabilities:
Term Notes	35,683	42,015	38,980	46,350

The estimated fair value of financial assets and liabilities are as follows:

	2013
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	26,730	26,730	—	—
Financial liabilities:
Term Notes	35,683	—	35,683	—

	2012
(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Financial assets:
Restricted cash and investments	35,268	35,268	—	—
Financial liabilities:
Term Notes	38,980	—	38,980	—

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

In 2013, four customers (2012: one customer, 2011: one customer) each accounted for 10 percent or more of freight revenues.

16.  ASSETS PLEDGED

(in thousands of $)	2013	2012
Vessel, net	40,580	43,446
Restricted cash and investments	26,730	35,268
	67,310	78,714

The Term Notes are collateralized by a statutory first mortgage on the Vessel. Restricted cash and investments are also pledged to pay principal and interest on the Term Notes.

17.  RELATED PARTY TRANSACTIONS

In the years ended December 31, 2013, 2012 and 2011, Frontline has provided management services to the Company pursuant to a management agreement which is effective until termination by either party upon 30 days prior written notice.

SeaTeam Singapore Pte. Limited, a majority owned subsidiary of Frontline, became the technical manager of the Ulysses on March 15, 2013. Balances owed by SeaTeam Singapore Pte. Limited relate to advance payments made with respect to technical management expenses.

A summary of net amounts incurred from related parties for the years ended December 31, 2013, 2012 and 2011 are as follows:

(in thousands of $)	2013	2012	2011
Management fee expense - Frontline Ltd.	50	50	50
Technical management fee – SeaTeam Singapore Pte. Limited	205	—	—

Amounts due from related parties at December 31 are as follows:

	2013	2012
SeaTeam Singapore Pte. Limited	135	—
ITCL	806	—
	941	—

An amount of $0.8 million was advanced to ITCL at December 31, 2013, in order to fund the operating expenses of the Vessel as the Company did not have a bank account that could be used for this purpose.

Amounts due to related parties at December 31, 2013 are as follows:

	2013	2012
ITCL	—	479
Frontline Ltd.	47	96
	47	575

An amount of $0.5 million was owed to ITCL at December 31, 2012 in respect of solicitation and legal fees that ITCL paid on behalf of the Company in 2011.

18. SUBSEQUENT EVENT

In March 2014, we entered into an agreement to sell our Vessel to an unrelated third party for net sale proceeds of $25.5 million and our Vessel was delivered to the buyer on March 11, 2014. The principal amount of our Term Notes outstanding March 2014 following the scheduled payment on February 1, 2014 was $39.7 million and the net sale proceeds of$25.5 million will be used to partially repay this amount. The shortfall of $14.2 million will be repaid from our restricted cash balance in the second quarter of 2014 in accordance with the terms of the Indenture.